

BANK7 CORP.

ANNUAL REPORT

2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024.

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number: **001-38656**

BANK7 CORP.
(Exact name of registrant as specified in its charter)

Oklahoma	**20-0764349**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
1039 N.W. 63rd Street, Oklahoma City, Oklahoma	**73116-7361**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(405) 810-8600**
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	BSVN	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an "emerging growth company". See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☒
Non-accelerated filer ☐   Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by checkmark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by checkmark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

As of June 30, 2024, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $126,556,918 based on the closing sale price reported on the NASDAQ Global Market Select System.

As of March 12, 2025, the registrant had 9,448,237 shares of common stock, par value $0.01, outstanding.

DOCUMENTS INCOPORATED BY REFERENCE

Portions of the Proxy Statement for the Registrant's Annual Meeting of Shareholders to be held on May 15, 2025 are incorporated into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Item 1. Business

Company Overview

We are Bank7 Corp., a bank holding company headquartered in Oklahoma City, Oklahoma. Through our wholly-owned subsidiary, Bank7, we operate twelve full-service branches in Oklahoma, Texas, and Kansas. We were formed in 2004 in connection with our acquisition of First National Bank of Medford, which was renamed Bank7 (the ''Bank''). We are focused on serving business owners and entrepreneurs by delivering fast, consistent and well-designed banking solutions. As of December 31, 2024, we had total assets of $1.74 billion, total loans of $1.40 billion, total deposits of $1.52 billion and total shareholders' equity of $213.2 million.

Our website is: www.bank7.com. We make available free of charge through our website, our annual report on Form 10-K, our quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after they have been electronically filed or furnished with the Securities and Exchange Commission. Information included on our website is not incorporated into this filing.

Products and Services

The Bank is a full-service commercial bank. We focus on the development of deep business relationships with our commercial customers and their principals. We also focus on providing customers with exceptional service and meeting their banking needs through a wide variety of commercial and retail financial services.

The Bank has a particular focus in the following loan categories (i) commercial real estate lending (''CRE''), (ii) hospitality lending, (iii) energy lending, and (iv) commercial and industrial lending. Although it is a small segment of the Bank, we also provide consumer lending services to individuals for personal and household purposes, including secured and unsecured term loans and home improvement loans. Consumer lending services include (i) residential real estate loans and mortgage banking services, (ii) personal lines of credit, (iii) loans for the purchase of automobiles, and (iv) other installment loans.

The Bank offers deposit banking products, including (i) commercial deposit services, commercial checking, money market, and other deposit accounts, and (ii) retail deposit services such as certificates of deposit, money market accounts, checking accounts, negotiable order of withdrawal accounts, savings accounts, and automated teller machine access.

Strategic Focus

Our success is driven by:

- the development of deep business relationships with our commercial customers and their principals;

- disciplined growth without compromising our asset quality or credit culture;

- drawing upon years of executive level experience at multi-billion dollar banks;

- efficiencies gained by adherence to automated and repeatable processes; and

- investing in our people and technology.

We focus on our daily execution, making sound credit decisions and maintaining cost discipline, which is the foundation for our success. Our customers are our top priority and we focus on efficiently providing tailored banking products and services to business owners and entrepreneurs, with a goal of generating consistent growth and delivering exceptional returns to our shareholders. Additionally, we continually position ourselves for future growth both organically and through strategic acquisitions.

Cost Discipline and Efficiency

We constantly monitor expenditures, and, when appropriate, we use automation, technology and repeatable processes to drive profitability. The Bank operates as few branches as practical, and the branches we do operate are smaller and more cost efficient than a traditional branch. As we continue to grow, we expect our utilization of automation, technology, and repeatable processes will continue to drive efficiencies throughout the Bank. Combining talented people with process automation will enable us to scale even further, and will also enable us to deliver consistently superior customer service.

Organic Growth

Much of our historic asset growth has been driven organically and within our current markets, particularly the Dallas/Fort Worth metropolitan area, Oklahoma City, and Tulsa. Although our expansion with brick and mortar branches will be limited, we believe operating strategically placed branches will be important, and therefore we will continue to selectively build our presence in key markets. We currently operate twelve branches. We also intend to continually enhance our internet and mobile banking products to remain competitive in the marketplace.

Markets

We are headquartered in Oklahoma City, Oklahoma, and we operate seven additional branches in Oklahoma. We also operate two branches in the Dallas/Fort Worth metropolitan area and two branches in Kansas.

Competition

The banking and financial services industry is highly competitive, and we compete with a wide range of financial institutions within our markets, including local, regional and national commercial banks and credit unions. We also compete with mortgage companies, trust companies, brokerage firms, consumer finance companies, mutual funds, securities firms, insurance companies, third-party payment processors, financial technology, or Fintech, companies and other financial intermediaries for certain of our products and services. Some of our competitors are not subject to the regulatory restrictions and level of regulatory supervision applicable to us.

Interest rates on loans and deposits, as well as prices on fee-based services, are typically significant competitive factors within the banking and financial services industry. Many of our competitors are much larger financial institutions that have greater financial resources than we do and compete aggressively for market share. These competitors attempt to gain market share through their financial product mix, pricing strategies and banking center locations. Other important competitive factors in our industry and markets include office locations and hours, quality of customer service, community reputation, continuity of personnel and services, capacity and willingness to extend credit, and ability to offer excellent banking products and services. While we seek to remain competitive with respect to fees charged, interest rates and pricing, we believe that our broad suite of financial solutions, our high-quality customer service culture, our positive reputation and our long-standing community relationships enable us to compete successfully within our markets and enhance our ability to attract and retain customers.

Human Capital

Our corporate culture is defined by core values which include integrity, accountability, professionalism, community-focus and efficiency. As of December 31, 2024, we had 124 full time employees. We value our employees by investing in competitive compensation and benefit packages and fostering a team environment centered on professional service and open communication. Attracting, retaining and developing qualified, engaged employees who embody these values are crucial our success. We offer all of our employees a comprehensive benefits package that includes medical, dental and vision insurance, a flexible spending plan, group life insurance, short-term and long-term disability insurance, a traditional 401(k) Plan, competitive paid time off/paid holidays, and competitive incentives.

We are committed and focused on the health and safety of our employees, customers, and communities and are committed to providing a safe and secure work environment in accordance with applicable labor, safety, health, anti-discrimination and other workplace laws. We strive for all of our employees to feel safe at work. To that end, we maintain a whistleblower hotline that allows associates and others to anonymously voice concerns. We prohibit retaliation against an individual who reported a concern or assisted with an inquiry or investigation.

Supervision and Regulation

The following is a general summary of the material aspects of certain statutes and regulations that are applicable to us. These summary descriptions are not complete and are subject to many exceptions. Please refer to the full text of the statutes, regulations, and corresponding guidance for more information. These statutes and regulations are subject to change, and additional statutes, regulations, and corresponding guidance may be adopted. We are unable to predict future changes or the effects, if any, that these changes could have on our business or our revenues.

General

We are extensively regulated under U.S. federal and state law. As a result, our growth and earnings may be affected not only by management decisions and general economic conditions, but also by federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the Oklahoma Banking Department (''OBD''), the Federal Reserve, the Federal Deposit Insurance Corporation (''FDIC'') and the Consumer Financial Protection Bureau (''CFPB''). Furthermore, tax laws administered by the Internal Revenue Service (''IRS'') and state taxing authorities, accounting rules developed by the Financial Accounting Standards Board (''FASB''), securities laws administered by the Securities and Exchange Commission (''SEC'') and state securities authorities and Anti-Money Laundering (''AML'') laws enforced by the U.S. Department of the Treasury (''Treasury'') also impact our business.

Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of banks, their holding companies and their affiliates. These laws are intended primarily for the protection of depositors, customers and the Depositor Insurance Fund of the FDIC (''DIF'') rather than for shareholders. Federal and state laws, and the related regulations of the bank regulatory agencies, affect, among other things, the scope of business, the kinds and amounts of permissible investments, reserve requirements, capital levels relative to assets, the nature and amount of collateral for loans, the establishment of branches, the ability to merge, consolidate and acquire, dealings with insiders and affiliates. the payment of dividends and redemption of securities.

This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that, while not publicly available, can affect the conduct and growth of their businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management's ability and performance, earnings, liquidity sensitivity to market risk and various other factors. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity and exercise enforcement powers over a regulated entity (including terminating deposit insurance, imposing orders, fines and other civil and criminal penalties, removing officers and directors and appointing supervisors and conservators) where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or regulations, or are otherwise inconsistent with the supervisory policies of these agencies.

Regulatory Capital Requirements

The federal banking agencies require that banking organizations meet several risk-based capital adequacy requirements. The current risk-based capital standards applicable to the Company and the Bank are based on the Basel III Capital Rules established by the Basel Committee on Banking Supervision (the ''Basel Committee''). The Basel Committee is a committee of central banks and bank supervisors/regulators from the major industrialized countries that develops broad policy guidelines for use by each country's supervisors in determining the supervisory policies they apply. The requirements are intended to ensure that banking organizations have adequate capital given the risk levels of assets and off-balance sheet financial instruments.

The Basel III Capital Rules require the Bank and the Company to comply with four minimum capital standards: a Tier 1 leverage ratio of at least 4.0%; a CET1 to risk-weighted assets ratio of 4.5%; a Tier 1 capital to risk-weighted assets ratio of at least 6.0%; and a total capital to risk-weighted assets ratio of at least 8.0%. The calculation of all types of regulatory capital is subject to definitions, deductions and adjustments specified in the regulations.

The Basel III Capital Rules also require a ''capital conservation buffer'' of 2.5% above the regulatory minimum risk-based capital requirements. The capital conservation buffer is designed to absorb losses during periods of economic stress and effectively increases the minimum required risk-weighted capital ratios. Banking institutions with a ratio of CET1 to risk-weighted assets below the effective minimum (4.5% plus the capital conservation buffer) is subject to limitations on certain activities, including payment of dividends, share repurchases and discretionary bonuses to executive officers based on the amount of the shortfall.

As of December 31, 2024, the Company's and the Bank's capital ratios exceeded the minimum capital adequacy guideline percentage requirements under the Basel III Capital Rules.

Prompt Corrective Action

The Federal Deposit Insurance Act requires federal banking agencies to take ''prompt corrective action'' with respect to depository institutions that do not meet minimum capital requirements. For purposes of prompt corrective action, the law establishes five capital tiers: ''well capitalized,'' ''adequately capitalized,'' ''undercapitalized,'' ''significantly undercapitalized,'' and ''critically undercapitalized.'' A depository institution's capital tier depends on its capital levels and certain other factors established by regulation. Under the applicable FDIC regulations, an institution is deemed to be ''well-capitalized'' if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a CET1 ratio of 6.5% or greater and a leverage ratio of 5.0% or greater.

At each lower capital category, a bank is subject to increased restrictions on its operations. For example, a bank is generally prohibited from making capital distributions and paying management fees to its holding company if doing so would make the bank ''undercapitalized.'' Asset growth and branching restrictions apply to undercapitalized banks, which are required to submit written capital restoration plans meeting specified requirements (including a guarantee by the parent holding company, if any). ''Significantly undercapitalized'' banks are subject to broad regulatory restrictions, including among other things, capital directives, forced mergers, restrictions on the rates of interest they may pay on deposits, restrictions on asset growth and activities, and prohibitions on paying bonuses or increasing compensation to senior executive officers without FDIC approval. ''Critically undercapitalized'' are subject to even more severe restrictions, including, subject to a narrow exception, the appointment of a conservator or receiver within 90 days after becoming critically undercapitalized.

The appropriate federal banking agency may determine (after notice and opportunity for a hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution.

The capital classification of a bank affects the frequency of regulatory examinations, the bank's ability to engage in certain activities and the deposit insurance premium paid by the bank. A bank's capital category is determined solely for the purpose of applying prompt correct action regulations and the capital category may not accurately reflect the bank's overall financial condition or prospects.

As of December 31, 2024, the Bank met the requirements for being deemed ''well-capitalized'' for purposes of the prompt corrective action regulations.

The Company

General. As a bank holding company, the Company is subject to regulation and supervision by the Federal Reserve under the Bank Holding Company Act of 1956, as amended (the ''BHCA''). Under the BHCA, the Company is subject to periodic examination by the Federal Reserve. The Company is required to file with the Federal Reserve periodic reports of its operations and such additional information as the Federal Reserve may require.

Acquisitions, Activities and Change in Control. The BHCA generally requires the prior approval by the Federal Reserve for any merger involving a bank holding company or a bank holding company's acquisition of more than 5% of a class of voting securities of any additional bank or bank holding company or to acquire all or substantially all of the assets of any additional bank or bank holding company.

Subject to certain conditions (including deposit concentration limits established by the BHCA and the Dodd-Frank Act), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States. Federal law also generally prohibits any person or company from acquiring ''control'' of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator.

Permitted Activities. The BHCA generally prohibits the Company from controlling or engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be ''so closely related to banking as to be a proper incident thereto.'' This authority would permit the Company to engage in a variety of banking-related businesses, including operating a mortgage, finance, credit card or factoring company; performing certain data processing operations; providing investment and financial advice; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, non-operating basis; and providing certain stock brokerage and investment advisory services. The BHCA generally does not place territorial restrictions on the domestic activities of nonbank subsidiaries of bank holding companies. The Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuing such activity, ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

Source of Strength. Federal Reserve policy historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement the Company is expected to commit resources to support the Bank, including at times when the Company may not be in a financial position to provide it. The Company must stand ready to use its available resources to provide adequate capital to the Bank during periods of financial stress or adversity. The Company must also maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting the Bank. The Company's failure to meet its source of strength obligations may constitute an unsafe and unsound practice or a violation of the Federal Reserve's regulations or both. The source of strength obligation most directly affects bank holding companies where a bank holding company's subsidiary bank fails to maintain adequate capital levels. Any capital loans by a bank holding company to the subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. The BHCA provides that in the event of a bank holding company's bankruptcy any commitment by a bank holding company to a federal bank regulatory agency to maintain the capital of its subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Safe and Sound Banking Practices. Bank holding companies and their non-banking subsidiaries are prohibited from engaging in activities that represent unsafe and unsound banking practices or that constitute a violation of law or regulations. Under certain conditions the Federal Reserve may conclude that certain actions of a bank holding company, such as a payment of a cash dividend, would constitute an unsafe and unsound banking practice. The Federal Reserve also has the authority to regulate the debt of bank holding companies, including the authority to impose interest rate ceilings and reserve requirements on such debt. Under certain circumstances the Federal Reserve may require a bank holding company to file written notice and obtain approval prior to purchasing or redeeming the bank holding company's equity securities, unless certain conditions are met.

Dividend Payments, Stock Redemptions and Repurchases. The Company's ability to pay dividends to its shareholders is affected by both general corporate law considerations and the regulations and policies of the Federal Reserve applicable to bank holding companies, including the Basel III Capital Rules.

Generally, an Oklahoma corporation may pay dividends out of surplus or, if there is no surplus, out of the corporation's net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. However, if the capital of the corporation has been diminished to an amount less than the aggregate amount of capital represented by preferred stock, if any, dividends may not be declared and paid out of any such net profits until the deficiency in the amount of capital represented by the preferred stock has been restored.

It is the Federal Reserve's policy that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. It is also the Federal Reserve's policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. Additionally, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.

Bank holding companies must consult with the Federal Reserve before redeeming any equity or other capital instrument included in Tier 1 or Tier 2 capital prior to stated maturity, if such redemption could have a material effect on the level or composition of the organization's capital base. In addition, bank holding companies are unable to repurchase shares equal to 10% or more of its net worth if it would not be well-capitalized (as defined by the Federal Reserve) after giving effect to such repurchase. Bank holding companies experiencing financial weaknesses, or that are at significant risk of developing financial weaknesses, must consult with the Federal Reserve before redeeming or repurchasing common stock or other regulatory capital instruments.

The Bank

General. The Bank is an Oklahoma-chartered member bank and is subject to examination, supervision and regulation by the OBD and the Federal Reserve. The Bank is also subject to certain regulations of the FDIC and the CFPB.

The OBD supervises and regulates all areas of the Bank's operations including, without limitation, the making of loans, the issuance of securities, the conduct of the Bank's corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of banking offices. The Federal Reserve is the Bank's primary federal regulatory agency, and periodically examines the Bank's operations and financial condition and compliance with federal law. In addition, the Bank's deposit accounts are insured by the DIF, and the FDIC has certain enforcement powers over the Bank.

Depositor Preference. In the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors including the parent bank holding company with respect to any extensions of credit they have made to that insured depository institution.

Deposit Insurance. As an FDIC-insured institution, the Bank is required to pay deposit insurance premiums to the FDIC. The amount of such premiums is determined by multiplying the institution's assessment rate by its assessment base. The assessment rate is based on the institution's risk classification which is assigned based on the institution's capital levels and the level of supervisory concern the institution poses to the regulators. The assessment base is calculated as the institution's average consolidated total assets minus average tangible equity.

Additionally, the Dodd-Frank Act altered the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. At least semi-annually, the FDIC updates its loss and income projections for the DIF and, if needed, may increase or decrease the assessment rates, following notice and comment on proposed rulemaking. As a result, the Bank's FDIC deposit insurance premiums could increase.

Examination Assessments. Oklahoma-chartered banks are required to pay an annual fee of $1,000 to the OBD to fund its operations. In addition, Oklahoma-chartered banks are charged an examination assessment calculated based on the amount of the Bank's assets at rates established by the Oklahoma Banking Board. During the year ended December 31, 2024, the Bank paid examination assessments to the OBD totaling $246,000.

Capital Requirements. Banks are generally required to maintain minimum capital ratios. For a discussion of the capital requirements applicable to the Bank, see "—Regulatory Capital Requirements" above.

Bank Reserves. The Federal Reserve requires all depository institutions to maintain reserves against some transaction accounts (primarily NOW and Super NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve "discount window" as a secondary source of funds if the institution meets the Federal Reserve's credit standards.

Dividend Payments. The primary source of funds for the Company is dividends from the Bank. Unless the approval of the Federal Reserve is obtained, the Bank may not declare or pay a dividend if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of the Bank's net income during the current calendar year and the retained net income of the prior two calendar years. Oklahoma law also places restrictions on the declaration of dividends by Oklahoma state-chartered banks, including the Bank, to their shareholders. Before any dividend may be declared by the Bank, not less than 10% of the net profits of the Bank must be transferred to a surplus fund until the surplus equals 100% of the Bank's capital stock. This may decrease any amount available for the payment of dividends in a particular period if the surplus funds for the Bank fail to comply with this limitation. Furthermore, the approval of the Commissioner of the OBD is required if the total of all dividends declared by the Bank in any calendar year exceed the total of its net profits of that year combined with its retained net profits of the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock. The Federal Reserve and the OBD also may, under certain circumstances, prohibit the payment of dividends to us from the Bank. Oklahoma corporate law also requires that dividends can only be paid out of funds legally available therefor.

The payment of dividends by any financial institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its minimum capital requirements under applicable regulatory guidelines as of December 31, 2024.

Transactions with Affiliates. The Bank is subject to sections 23A and 23B of the Federal Reserve Act (the "Affiliates Act"), and the Federal Reserve's implementing Regulation W. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. Accordingly, transactions between the Company, the Bank and any non-bank subsidiaries will be subject to a number of restrictions. The Affiliates Act imposes restrictions and limitations on the Bank from making extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, the Company or other affiliates, the purchase of, or investment in, stock or other securities thereof, the taking of such securities as collateral for loans, and the purchase of assets of the Company or other affiliates. Such restrictions and limitations prevent the Company or other affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts. Furthermore, such secured loans and investments by the Bank to or in the Company or to or in any other non-banking affiliate are limited, individually, to 10% of the Bank's capital and surplus, and such transactions are limited in the aggregate to 20% of the Bank's capital and surplus. All such transactions, as well as contracts entered into between the Bank and affiliates, must be on terms that are no less favorable to the Bank than those that would be available from non-affiliated third parties. Federal Reserve policies also forbid the payment by bank subsidiaries of management fees which are unreasonable in amount or exceed the fair market value of the services rendered or, if no market exists, actual costs plus a reasonable profit.

Loans to Directors, Executive Officers and Principal Shareholders. The authority of the Bank to extend credit to its directors, executive officers and principal shareholders, including their immediate family members and corporations and other entities that they control, is subject to substantial restrictions and requirements under the Federal Reserve's Regulation O, as well as the Sarbanes-Oxley Act. These statutes and regulations impose limits the amount of loans the Bank may make to directors and other insiders and require that the loans must be made on substantially the same terms, including interest rates and collateral, as prevailing at the time for comparable transactions with persons not affiliated with the Company or the Bank, that the Bank must follow credit underwriting procedures at least as stringent as those applicable to comparable transactions with persons who are not affiliated with the Company or the Bank; and that the loans must not involve a greater than normal risk of non-payment or include other features not favorable to the Bank. Furthermore, the Bank must periodically report all loans made to directors and other insiders to the bank regulators. As of December 31, 2024, the Bank had no outstanding loans to insiders.

Limits on Loans to One Borrower. As an Oklahoma state-chartered bank, the Bank is subject to limits on the amount of loans it can make to one borrower. With certain limited exceptions, loans and extensions of credit from Oklahoma state-chartered banks outstanding to any borrower (including certain related entities of the borrower) at any one time may not exceed 30% of the capital, less intangible assets, of the bank. An Oklahoma state-chartered bank may lend an additional amount if the loan is fully secured by certain types of collateral, like bonds or notes of the United States. Certain types of loans are exempted from the lending limits, including loans secured by segregated deposits held by the Bank. The Bank's legal lending limit to any one borrower was $68.2 million as of December 31, 2024.

Safety and Soundness Standards/Risk Management. The federal banking agencies have adopted guidelines establishing operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

If an institution fails to comply with any of the standards set forth in the guidelines, the financial institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If a financial institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the financial institution's rate of growth, require the financial institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal bank regulatory agencies, including cease and desist orders and civil money penalty assessments.

Branching Authority. New branches must be approved by the Federal Reserve and the OBD, which consider a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate power. The Dodd-Frank Act permits insured state banks to engage in interstate branching if the laws of the state where the new banking office is to be established would permit the establishment of the banking office if it were chartered by a bank in such state. Finally, we may also establish banking offices in other states by merging with banks or by purchasing banking offices of other banks in other states, subject to certain restrictions.

Interstate Deposit Restrictions. The Interstate Act, together with the Dodd-Frank Act, relaxed prior branching restrictions under federal law by permitting, subject to regulatory approval, banks to establish branches in states where the laws permit banks chartered in such states to establish branches.

Section 109 of the Interstate Act prohibits a bank from establishing or acquiring a branch or branches outside of its home state primarily for the purpose of deposit production.

Community Reinvestment Act. The CRA directs the federal bank regulatory agencies, in examining insured depository institutions, to assess their record of helping to meet the credit needs of their entire community, including low- and moderate- income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution's record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions or holding company formations.

The federal banking agencies have adopted regulations which measure a bank's compliance with its CRA obligations on a performance-based evaluation system. This system bases CRA ratings on an institution's actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. The ratings range from a high of ''outstanding'' to a low of ''substantial noncompliance.'' The Bank had a CRA rating of ''satisfactory'' as of its most recent CRA assessment.

Anti-Money Laundering and the Office of Foreign Assets Control Regulation. The USA PATRIOT Act is designed to deny terrorists and criminals the ability to obtain access to the U.S. financial system and has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The USA PATRIOT Act substantially broadened the scope of United States AML laws and regulations by imposing significant compliance and due diligence obligations, created new crimes and penalties and expanded the extra territorial jurisdiction of the United States. Financial institutions are also prohibited from entering into specified financial transactions and account relationships, must use enhanced due diligence procedures in their dealings with certain types of high-risk customers and must implement a written customer identification program. Financial institutions must take certain steps to assist government agencies in detecting and preventing money laundering and report certain types of suspicious transactions. Regulatory authorities routinely examine financial institutions for compliance with these obligations and have imposed cease and desist orders and civil money penalties against institutions found to be in violation of these obligations.

Likewise, OFAC administers and enforces economic and trade sanctions against targeted foreign countries and regimes under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. Financial institutions are responsible for, among other things, blocking accounts of and transactions with such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence.

Failure of a financial institution to maintain and implement adequate AML and OFAC programs, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.

Consumer Financial Services

We are subject to a number of federal and state consumer protection laws that extensively govern our relationship with our customers. These laws include the ECOA, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, the Military Lending Act, and these laws' respective state law counterparts, as well as state usury laws and laws regarding unfair and deceptive acts and practices. These and other federal laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices and subject us to substantial regulatory oversight. Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys' fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which we operate and civil money penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for mergers or acquisitions or prohibition from engaging in such transactions even if approval is not required.

Rulemaking authority for most federal consumer protection laws was transferred from the prudential regulators to the CFPB on July 21, 2011. In some cases, regulators such as the Federal Trade Commission and the DOJ also retain certain rulemaking or enforcement authority. The CFPB also has broad authority to prohibit unfair, deceptive and abusive acts and practices, or UDAAP, and to investigate and penalize financial institutions that violate this prohibition. While the statutory language of the Dodd-Frank Act sets forth the standards for acts and practices that violate the prohibition on UDAAP, certain aspects of these standards are untested, and thus it is currently not possible to predict how the CFPB will exercise this authority.

The consumer protection provisions of the Dodd-Frank Act and the examination, supervision and enforcement of those laws and implementing regulations by the CFPB have created a more intense and complex environment for consumer finance regulation. The CFPB has significant authority to implement and enforce federal consumer protection laws and new requirements for financial services products provided for in the Dodd-Frank Act, as well as the authority to identify and prohibit UDAAP. The review of products and practices to prevent such acts and practices is a continuing focus of the CFPB, and of banking regulators more broadly. The ultimate impact of this heightened scrutiny is uncertain but could result in changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination, additional remediation efforts and possible penalties. In addition, the Dodd-Frank Act provides the CFPB with broad supervisory, examination and enforcement authority over various consumer financial products and services, including the ability to require reimbursements and other payments to customers for alleged legal violations and to impose significant penalties, as well as injunctive relief that prohibits lenders from engaging in allegedly unlawful practices. The CFPB also has the authority to obtain cease and desist orders providing for affirmative relief or monetary penalties. The Dodd-Frank Act does not prevent states from adopting stricter consumer protection standards. State regulation of financial products and potential enforcement actions could also adversely affect our business, financial condition or results of operations.

The CFPB has examination and enforcement authority over providers with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets, like the Bank, will continue to be examined by their applicable bank regulators.

Federal Banking Agency Incentive Compensation Guidance

The federal bank regulatory agencies have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk management, control and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives; (2) compatibility with effective controls and risk management; and (3) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization's supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization's federal supervisor may initiate enforcement action if the organization's incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, the Basel III capital rules limit discretionary bonus payments to bank executives if the institution's regulatory capital ratios fail to exceed certain thresholds. Although the federal bank regulatory agencies proposed additional rules in June of 2016 and again in May of 2024 related to incentive compensation for all banks with more than $1.0 billion in assets, which would include the Company and the Bank, those rules have not been finalized and the scope and content of the U.S. banking regulators' policies on executive compensation are continuing to develop and are likely to continue evolving in the near future.

Financial Privacy

The federal bank regulatory agencies have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services.

Cybersecurity

Banking institutions are required to implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information. These security and privacy policies and procedures for the protection of confidential and personal information are in effect across our lines of business. Furthermore, the federal banking regulators regularly issue guidance regarding cybersecurity intended to enhance cyber risk management. A financial institution is expected to implement multiple lines of defense against cyber-attacks and ensure that their risk management procedures address the risk posed by potential cyber threats. A financial institution is further expected to maintain procedures to effectively respond to a cyber-attack and resume operations following any such attack. The Bank has adopted and implemented policies and procedures to comply with privacy, information security, and cybersecurity requirements. On November 18, 2021, the federal banking agencies issued a new rule effective in 2022 that requires banks to notify their regulators within 36 hours of a "computer-security incident" that rises to the level of a "notification incident."

Impact of Monetary Policy

The monetary policy of the Federal Reserve has a significant effect on the operating results of financial or bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These tools are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

Changes in Laws, Regulations or Policies

Other legislative and regulatory initiatives which could affect the Company, the Bank and the banking industry in general may be pending, proposed or introduced before the U.S. Congress, the Oklahoma Legislature and other governmental bodies from time to time. Such proposals, if enacted, may further alter the structure, regulation and competitive relationship among financial institutions, and may subject the Company or the Bank to increased regulation, disclosure and reporting requirements. In addition, the various banking regulatory agencies often adopt new rules and regulations to implement and enforce existing legislation. It cannot be predicted whether, or in what form, any such legislation or regulations may be enacted or the extent to which the business of the Company or the Bank would be affected thereby.

Item 1A. Risk Factors

We believe the risks described below are the risks that are material to us. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Risks Relating to Our Business and Market

Our business is concentrated in, and largely dependent upon, the continued growth and welfare of our markets, and adverse economic conditions in these markets could negatively impact our operations and customers.

Our business is primarily affected by the economies of Oklahoma, Texas and to a smaller degree the State of Kansas. Our success depends to a significant extent upon the business activity, population, income levels, employment trends, deposits and real estate activity in these markets.

As of December 31, 2024, the substantial majority of the loans in our loan portfolio were made to borrowers who live and/or conduct business in our markets and the substantial majority of our secured loans were secured by collateral located in our markets. Accordingly, we are exposed to risks associated with a lack of geographic diversification as any regional or local economic downturn that affects our markets, our existing or prospective borrowers, or property values in our markets may affect us and our profitability more significantly and more adversely than our competitors whose operations are less geographically focused.

In addition, market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which could impact our charge-offs and provision for credit losses. Adverse changes in economic conditions in these markets could reduce our growth in loans and deposits, impair our ability to collect our loans, increase our problem loans and charge-offs and otherwise negatively affect our performance and financial condition.

We have credit exposure to the energy industry.

The energy industry is a significant sector in our Oklahoma market, and to a lesser extent, Kansas and the Dallas/Fort Worth metropolitan area. A downturn or lack of growth in the energy industry and energy-related business, including sustained low oil or gas prices or the failure of oil or gas prices to rise in the future, could adversely affect our business, financial condition and results of operations. As of December 31, 2024, our energy loans, which include loans to exploration and production companies, midstream companies, purchasers of mineral and royalty interests and service providers totaled $133.3 million, or 9.5% of total loans, as compared to $190.6 million, or 14.0% of total loans as of December 31, 2023. In addition to our direct exposure to energy loans, we also have indirect exposure to energy prices, as some of our non-energy customers' businesses are directly affected by volatility with the oil and gas industry and energy prices and otherwise are dependent on energy-related businesses. As of December 31, 2024, we had $39 million in unfunded commitments to borrowers in the oil and gas industry.

We have credit exposure to the hospitality industry.

The Company has loan exposure to the hospitality industry, primarily through loans made to construct or finance the operation of hotels. At December 31, 2024, this exposure was approximately $259.1 million, or 18.5%, of the total loan portfolio, along with an additional $2.9 million in unfunded debt, as compared to $298.5 million, or 21.9%, of the total loan portfolio, along with an additional $5.7 million in unfunded debt as of December 31, 2023. The hospitality industry is subject to changes in the travel patterns of business and leisure travelers, both of which are affected by the strength of the economy, as well as other factors. The performance of the hospitality industry has traditionally been closely linked with the performance of the general economy and, specifically, growth in gross domestic product. Changes in travel patterns of both business and leisure travelers, particularly during periods of economic contraction or low levels of economic growth, may create difficulties for the industry over the long-term. Although we have made a large portion of our hospitality loans to long-term, well-established hotel operators in strategic locations, a general downturn in the supply growth of such markets or hotel occupancy or room rates could negatively impact the borrowers' ability to repay. A significant loss in this portfolio could materially and adversely affect the Company's financial condition and results of operations.

We have a concentration in commercial real estate lending that could cause our regulators to restrict our ability to grow.

As a part of their regulatory oversight, the federal regulators have issued guidance on Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices, or the CRE Concentration Guidance, with respect to a financial institution's concentrations in CRE lending activities. The CRE Concentration Guidance identifies certain concentration levels that, if exceeded, will expose the institution to additional supervisory analysis with regard to the institution's CRE concentration risk. The CRE Concentration Guidance is designed to promote appropriate levels of capital and sound loan and risk management practices for institutions with a concentration of CRE loans. In general, the CRE Concentration Guidance establishes the following supervisory criteria as preliminary indications of possible CRE concentration risk: (1) the institution's total construction, land development and other land loans represent 100% or more of total capital; or (2) total CRE loans as defined in this guidance, or Regulatory CRE, represent 300% or more of total capital, and the institution's Regulatory CRE has increased by 50% or more during the prior 36-month period. Pursuant to the CRE Concentration Guidance, loans secured by owner occupied CRE are not included for purposes of the CRE concentration calculation. As of December 31, 2024, our Regulatory CRE represented 254.04% of our total Bank capital and our construction, land development and other land loans represented 74.82% of our total Bank capital, as compared to 290.69% and 73.97% as of December 31, 2023, respectively. During the prior 36-month period, our Regulatory CRE has decreased 48.43%. We are actively working to manage our Regulatory CRE concentration, and we believe that our underwriting policies, management information systems, independent credit administration process, and monitoring of real estate loan concentrations are currently sufficient to address the CRE Concentration Guidance. We utilize enhanced CRE monitoring techniques as expected by banking regulators as our concentrations have approached or exceeded the regulatory guidance. Nevertheless, the Federal Reserve could become concerned about our CRE loan concentrations, and it could limit our ability to grow by restricting its approvals for the establishment or acquisition of branches, or approvals of mergers or other acquisition opportunities, or by requiring us to raise additional capital, reduce our loan concentrations or undertake other remedial actions.

Because a portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.

Adverse developments affecting real estate values, particularly in Oklahoma City and the Dallas/Fort Worth metropolitan area, could increase the credit risk associated with our real estate loan portfolio. Real estate values may experience periods of fluctuation, and the market value of real estate can fluctuate significantly in a short period of time. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, and could result in losses that adversely affect credit quality, financial condition and results of operation. Negative changes in the economy affecting real estate values and liquidity in our market areas could significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses could have a material adverse impact on our business, results of operations and growth prospects. If real estate values decline, it is also more likely that we would be required to increase our allowance, which could adversely affect our business, financial condition and results of operations.

Many of our loans are to commercial borrowers, which have a higher degree of risk than other types of loans.

As of December 31, 2024, we had approximately $1.38 billion of commercial purpose loans, which include general commercial, energy, agricultural, and CRE loans, representing approximately 99.0% of our gross loan portfolio. Commercial purpose loans are often larger and involve greater risks than other types of lending. Because payments on these loans are often dependent on the successful operation or development of the property or business involved, their repayment is more sensitive than other types of loans to adverse conditions in the real estate market or the general economy.

Accordingly, a downturn in the real estate market or the general economy could heighten our risk related to commercial purpose loans, particularly energy and CRE loans. Unlike residential mortgage loans, which generally are made on the basis of the borrowers' ability to make repayment from their employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial purpose loans typically are made on the basis of the borrowers' ability to make repayment from the cash flow of the commercial venture. If the cash flow from business operations is reduced, the borrowers' ability to repay the loan may be impaired. As a result of the larger average size of each commercial purpose loan as compared with other loans such as residential loans, as well as the collateral which is generally less readily marketable, losses incurred on a small number of commercial purpose loans could have a material adverse impact on our financial condition and results of operations.

Our largest loan relationships make up a material percentage of our total loan portfolio.

As of December 31, 2024, our 20 largest borrowing relationships ranged from approximately $16.8 million to $45.1 million (including unfunded commitments) and totaled approximately $552.1 million in total commitments (representing, in the aggregate, 32.8% of our total outstanding commitments as of December 31, 2024). Each of the loans associated with these relationships has been underwritten in accordance with our underwriting policies and limits. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this concentration of borrowers presents a risk that, if one or more of these relationships were to become delinquent or suffer default, we could be exposed to material losses. The allowance for credit losses may not be adequate to cover losses associated with any of these relationships, and any loss or increase in the allowance would negatively affect our earnings and capital. Even if these loans are adequately collateralized, an increase in classified assets could harm our reputation with our regulators and inhibit our ability to execute our business plan.

Our largest deposit relationships currently make up a material percentage of our deposits and the withdrawal of deposits by our largest depositors could force us to fund our business through more expensive and less stable sources.

At December 31, 2024, our 20 largest deposit relationships accounted for 29.3% of our total deposits. Withdrawals of deposits by any one of our largest depositors or by one of our related customer groups could force us to rely more heavily on borrowings and other sources of funding for our business and withdrawal demands, adversely affecting our net interest margin and results of operations. We may also be forced, as a result of withdrawals of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Additionally, such circumstances could require us to raise deposit rates in an attempt to attract new deposits, which would adversely affect our results of operations. Under applicable regulations, if the Bank were no longer "well capitalized," the Bank would not be able to accept brokered deposits without the approval of the FDIC.

A substantial portion of our loan portfolio consists of loans maturing within one year, and there is no guarantee that these loans will be replaced upon maturity or renewed on the same terms or at all.

As of December 31, 2024, approximately 40.3% of our gross loans were maturing within one year, compared to approximately 40.0% of our gross loans that were maturing within one year as of December 31, 2023. As a result, we will either need to renew or replace these loans during the course of the year. There is no guarantee that these loans will be originated or renewed by borrowers on the same terms or at all, as demand for such loans may decrease. Furthermore, there is no guarantee that borrowers will qualify for new loans or that existing loans will be renewed by us on the same terms or at all, as collateral values may be insufficient or the borrowers' cash flow may be materially less than when the loan was initially originated. This could result in a significant decline in the size of our loan portfolio.

Our allowance for Credit losses may not be adequate to cover our actual credit losses, which could adversely affect our earnings.

We maintain an allowance for credit losses in an amount that we believe is appropriate to provide for losses inherent in the portfolio. While we strive to carefully monitor credit quality and to identify loans that may become nonperforming, at any time there are loans included in the portfolio that will result in losses but that have not been identified as nonperforming or potential problem loans. We cannot be sure that we will be able to identify deteriorating loans before they become nonperforming assets or that we will be able to limit losses on those loans that are identified. As a result, future additions to the allowance may be necessary. Additionally, future additions may be required based on changes in the loans comprising the portfolio and changes in the financial condition of borrowers, such as may result from changes in economic conditions or as a result of incorrect assumptions by management in determining the allowance. Federal banking regulators, as an integral part of their supervisory function, periodically review our allowance for credit losses. These regulatory agencies may require us to increase our provision for credit losses or to recognize further loan charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance for credit losses could have a negative effect on our financial condition and results of operations. Commercial and commercial real estate loans comprise a significant portion of our total loan portfolio. These types of loans typically are larger than residential real estate loans and other consumer loans. Because our loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in nonperforming assets. An increase in nonperforming loans could result in a loss of earnings from these loans, an increase in the allowance for credit losses, or an increase in loan charge-offs, which could have an adverse impact on our results of operations and financial condition.

Our profitability depends on interest rates generally, and we may be adversely affected by changes in market interest rates.

Our profitability depends in substantial part on our net interest income. Net interest income is the difference between the amounts received by us on our interest-earning assets and the interest paid by us on our interest-bearing liabilities. Our net interest income depends on many factors that are partly or completely outside of our control, including competition, federal economic, monetary and fiscal policies and economic conditions generally. Our net interest income will be adversely affected if market interest rates change so that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments.

Changes in interest rates could affect our ability to originate loans and deposits. Historically, there has been an inverse correlation between the demand for loans and interest rates. Loan origination volume usually declines during periods of rising or high interest rates and increases during periods of declining or low interest rates. Changes in interest rates also have a significant impact on the carrying value of certain of our assets, including loans and other assets, on our balance sheet.

Interest rate increases often result in larger payment requirements for our borrowers, which increase the potential for default. At the same time, the marketability of any underlying property that serves as collateral for such loans may be adversely affected by any reduced demand resulting from higher interest rates. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. Subsequently, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonaccrual loans would have an adverse impact on net interest income.

Rising interest rates in prior periods have increased interest expense, which in turn has adversely affected net interest income, and may do so in the future if the Federal Reserve raises rates as anticipated. In a rising interest rate environment, competition for cost-effective deposits increases, making it more costly to fund loan growth. In addition, a rising rate environment could cause mortgage and mortgage warehouse lending volumes to substantially decline. Any rapid and unexpected volatility in interest rates creates uncertainty and potential for unexpected material adverse effects. The Company actively monitors and manages the balances of maturing and repricing assets and liabilities to reduce the adverse impact of changes in interest rates, but there can be no assurances that the Company can avoid all material adverse effects that such interest rate changes may have on the Company's net interest margin and overall financial condition.

The ratio of variable- to fixed-rate loans in our loan portfolio, the ratio of short-term (maturing at a given time within 12 months) to long-term loans, and the ratio of our demand, money market and savings deposits to certificates of deposit (and their time periods), are the primary factors affecting the sensitivity of our net interest income to changes in market interest rates. The composition of our rate-sensitive assets or liabilities is subject to change and could result in a more unbalanced position that would cause market rate changes to have a greater impact on our earnings. Fluctuations in market rates and other market disruptions are neither predictable nor controllable and may adversely affect our financial condition and earnings.

We rely on short-term funding, which can be adversely affected by local and general economic conditions.

As of December 31, 2024, approximately $1.28 billion, or 84.2%, of our deposits consisted of demand, savings, money market and negotiable order of withdrawal, or NOW, accounts. Approximately $239.2 million of the remaining balance of deposits consists of certificates of deposit, of which approximately $231.7 million, or 96.9% of remaining deposits, was due to mature within one year. Based on our experience, we believe that our savings, money market and non-interest-bearing accounts are relatively stable sources of funds. Historically, a majority of non-brokered certificates of deposit are renewed upon maturity as long as we pay competitive interest rates. Many of these customers are, however, interest-rate conscious and may be willing to move funds into higher-yielding investment alternatives. Our ability to attract and maintain deposits, as well as our cost of funds, has been, and will continue to be significantly affected by general economic conditions. In addition, as market interest rates rise, we will have competitive pressure to increase the rates we pay on deposits. If we increase interest rates paid to retain deposits, our earnings may be adversely affected.

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due and could jeopardize our financial condition.

Liquidity is essential to our business. Liquidity risk is the potential that we will be unable to meet our obligations as they come due because of an inability to liquidate assets or obtain adequate funding. The Bank's primary funding source is customer deposits. In addition, the Bank has historically had access to advances from the Federal Home Loan Bank of Topeka, or the FHLB, the Federal Reserve Bank of Kansas City, or the FRB, discount window and other wholesale sources, such as internet-sourced deposits to fund operations. We participate in the Certificate of Deposit Account Registry Service, or CDARS, where customer funds are placed into multiple certificates of deposit, each in an amount under the standard FDIC insurance maximum of $250,000, and placed at a network of banks across the United States. Although the Bank has historically been able to replace maturing deposits and advances as necessary, it might not be able to replace such funds in the future. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on liquidity.

Our access to funding sources in amounts adequate to finance our activities or on acceptable terms could be impaired by factors that affect our organization specifically or the financial services industry or economy in general. Factors that could detrimentally impact access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or adverse regulatory actions against us. The Bank's ability to borrow or attract and retain deposits in the future could be adversely affected by the Bank's financial condition or regulatory restrictions, or impaired by factors that are not specific to it, such as FDIC insurance changes, disruption in the financial markets or negative views and expectations about the prospects for the banking industry. Borrowing capacity from the FHLB or FRB may fluctuate based upon the condition of the Bank or the acceptability and risk rating of loan collateral and counterparties could adjust discount rates applied to such collateral at the lender's discretion.

The FRB or FHLB could restrict or limit the Bank's access to secured borrowings. Correspondent banks can withdraw unsecured lines of credit or require collateralization for the purchase of fed funds. Liquidity also may be affected by the Bank's routine commitments to extend credit. Market conditions or other events could also negatively affect the level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations and fund asset growth and new business transactions at a reasonable cost, in a timely manner and without adverse consequences.

Any substantial, unexpected or prolonged change in the level or cost of liquidity could have a material adverse effect on our financial condition and results of operations, and could impair our ability to fund operations and meet our obligations as they become due and could jeopardize our financial condition.

We are exposed to cybersecurity risks associated with our internet-based systems and online commerce security, including "hacking" and "identify theft."

We conduct a portion of our business over the internet. We rely heavily upon data processing, including loan servicing and deposit processing, software, communications and information systems from a number of third parties to conduct our business. As a bank, we are more likely to be targeted by cyber-attacks in an effort to unlawfully access customer funds or customer personally identifiable information.

Third-party or internal systems and networks may fail to operate properly or become disabled due to deliberate attacks or unintentional events. Our operations are vulnerable to disruptions from human error, natural disasters, power loss, computer viruses, spam attacks, denial of service attacks, unauthorized access and other unforeseen events. Undiscovered data corruption could render our customer information inaccurate. These events may obstruct our ability to provide services and process transactions. While we believe we are in compliance with all applicable privacy and data security laws, an incident could put our customer confidential information at risk.

Although we have not experienced a cyber-incident which has been successful in compromising our data or systems, we can never be certain that all of our systems are entirely free from vulnerability to breaches of security or other technological difficulties or failures. We monitor and modify, as necessary, our protective measures in response to the perpetual evolution of known cyber-threats.

A breach in the security of any of our information systems, or other cyber-incident, could have an adverse impact on, among other things, our revenue, ability to attract and maintain customers and our reputation. In addition, as a result of any breach, we could incur higher costs to conduct our business, to increase protection, or related to remediation. Furthermore, our customers could incorrectly blame us and terminate their account with us for a cyber-incident which occurred on their own system or with that of an unrelated third party. In addition, a security breach could also subject us to additional regulatory scrutiny and expose us to civil litigation and possible financial liability.

Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

We depend to a significant extent on a number of relationships with third-party service providers. Specifically, we receive core systems processing, essential web hosting and other internet systems, loan and deposit processing and other processing services from third-party service providers. If these third-party service providers experience financial, operational or technological difficulties or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be materially adversely affected. Even if we are able to replace our service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

We may be exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to real estate, and we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Inflationary pressures and rising prices may affect our results of operations and financial condition.

Inflation reached a near 40-year high in late 2021 and persisted at elevated levels during 2022 and 2023. While inflationary pressures have begun to moderate, their effects continued into 2024. The U.S. Bureau of Labor Statistics reported that the 12-month percent change in the Consumer Price Index for All Urban Consumers (not seasonally adjusted) for all items was 2.9% for December 2023 to December 2024, 3.4% for December 2022 to December 2023, 6.5% for December 2021 to December 2022, 7.0% for December 2020 to December 2021, 1.4% for December 2019 to December 2020, and 2.3% for December 2018 to December 2019. Inflationary pressures have begun to moderate during 2024, and current economic forecasts suggest a further easing in 2025.

Small to medium -sized businesses may be impacted more during periods of high inflation as they are not able to leverage economics of scale to mitigate cost pressures compared to larger businesses. Consequently, the ability of our business customers to repay their loans may deteriorate, and in some cases this deterioration may occur quickly, which would adversely impact our results of operations and financial condition. When the rate of inflation accelerates, there is an erosion of consumer and customer purchasing power. Accordingly, this could impact our business by reducing our tolerance for extending credit, and our customer's desire to obtain credit, or causing us to incur additional provisions for credit losses resulting from a possible increased default rate. Inflation may lead to lower loan re-financings. Furthermore, a prolonged period of inflation could cause wages and other costs to further increase which could adversely affect our results of operations and financial condition.

Sustained higher interest rates by the Federal Reserve may be needed to tame persistent inflationary price pressures, which could push down asset prices and weaken economic activity. A deterioration in economic conditions in the United States and our markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, all of which, in turn, would adversely affect our business, financial condition and results of operations.

A natural disaster affecting our market areas could adversely affect the Company's financial condition and results of operations.

Our business is concentrated in Oklahoma, the Dallas/Ft. Worth and to a lesser extent Kansas. Almost all of our credit exposure is in that area. This geographic region has been subject to tornadoes and severe hail storms with occasional flooding. Natural disasters could harm our operations directly through interference with communications, which would prevent us from gathering deposits, originating loans, and processing and controlling our flow of business, as well as through the destruction of facilities and our operational, financial and management information systems. A natural disaster or recurring power outages may also impair the value of our loan portfolio, as uninsured or underinsured losses, including losses from business disruption, may reduce our borrowers' ability to repay their loans. Disasters may also reduce the value of the real estate securing our loans, impairing our ability to recover on defaulted loans through foreclosure and making it more likely that we would suffer losses on defaulted loans. The occurrence of natural disasters in our market areas could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Risks Relating to Our Regulatory Environment

We are subject to extensive regulation, which increases the cost and expense of compliance and could limit or restrict our activities, which in turn may adversely impact our earnings and ability to grow.

We operate in a highly regulated environment and are subject to regulation, supervision and examination by a number of governmental regulatory agencies, including the Federal Reserve, the OBD, and the FDIC. Regulations adopted by these agencies, which are generally intended to provide protection for depositors, customers and the DIF, rather than for the benefit of shareholders, govern a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels, dividend payments and other aspects of our operations. These bank regulators possess broad authority to prevent or remedy unsafe or unsound practices or violations of law. Following examinations, we may be required, among other things, to change our asset valuations or the amounts of required credit loss allowances or to restrict our operations, as well as increase our capital levels, which could adversely affect our results of operations. The laws and regulations applicable to the banking industry could change at any time and we cannot predict the effects of these changes on our business, profitability or growth strategy. Increased regulation could increase our cost of compliance and adversely affect profitability. Moreover, certain of these regulations contain significant punitive sanctions for violations, including monetary penalties and limitations on a bank's ability to implement components of its business plan, such as expansion through mergers and acquisitions or the opening of new branch offices. In addition, changes in regulatory requirements may add costs associated with compliance efforts. Furthermore, government policy and regulation, particularly as implemented through the Federal Reserve, significantly affect credit conditions. Negative developments in the financial industry and the impact of new legislation and regulation in response to those developments could negatively impact our business operations and adversely impact our financial performance.

Monetary policy and other economic factors could affect our profitability adversely.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share non-public personal information about our customers with non-affiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to "opt out" of any information sharing by us with non-affiliated third parties (with certain exceptions) and (iii) requires we develop, implement and maintain a written comprehensive information security program containing safeguards appropriate based on our size and complexity, the nature and scope of our activities and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. Bank are required to notify their regulators within 36 hours of a "computer-security incident" that rises to the level of a "notification incident." This could increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level by the Federal Trade Commission, as well as at the state level.

We rely on third parties, and in some cases subcontractors, to provide information technology and data services. Although we provide for appropriate protections through our contracts and perform information security risk assessments of its third-party service providers and business associates, we still have limited control over their actions and practices. In addition, despite the security measures that we have in place to ensure compliance with applicable laws and rules, our facilities and systems, and those of our third-party providers may be vulnerable to security breaches, acts of vandalism or theft, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. In such cases, notification to affected individuals, state and federal regulators, state attorneys general and media may be required, depending upon the number of affected individuals and whether personal information including financial data was subject to unauthorized access.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial conditions or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to Our Common Stock

Shares of certain shareholders may be sold into the public market. This could cause the market price of our common stock to drop significantly.

Our principal shareholders (collectively, the "Haines Family Trusts") have the benefit of certain registration rights covering all of their shares of our common stock pursuant to the registration rights agreement that we entered into with the Haines Family Trusts in connection with our initial public offering. Sales of a substantial number of these shares in the public market, or the perception that these sales could occur, could cause the market price of our common stock to decline or to be lower than it might otherwise be. In addition, as of December 31, 2024 approximately 55.8% of our outstanding common stock is beneficially owned by our principal shareholders, executive officers and directors. The substantial amount of common stock that is owned by and issuable to our principal shareholders, executive officers and directors may adversely affect our share price, our share price volatility and the development and persistence of an active and liquid trading market. The sale of these shares could impair our ability to raise capital through the sale of additional equity securities.

We are controlled by insiders, whose interests may not coincide with our other shareholders.

As of December 31, 2024, the Haines Family Trusts, management, and the board of directors control approximately 55.8% of our common stock. So long as insiders continue to control more than 50% of our outstanding shares of common stock, they will have the ability, if they vote in the same manner, to determine the outcome of all matters requiring shareholder approval, including the election of directors, the approval of mergers, material acquisitions and dispositions and other extraordinary transactions, and amendments to our certificate of incorporation, bylaws and other corporate governance documents. In addition, this concentration of ownership may delay or prevent a change in control of our Company and make some transactions more difficult or impossible without the support of the Haines Family Trusts. The Haines Family Trusts also have certain rights, such as registration rights, that our other shareholders do not have. In any of these matters, the interests of the Haines Family Trusts may differ from or conflict with our interests as a company or the interests of other shareholders. Accordingly, the Haines Family Trusts could influence us to enter into transactions or agreements that other shareholders would not approve or make decisions with which other shareholders may disagree.

We are a bank holding company and our only source of cash, other than further issuances of securities, is distributions from the Bank.

We are a bank holding company with no material activities other than activities incidental to holding the common stock of the Bank. Our principal source of funds to pay distributions on our common stock and service any of our obligations, other than further issuances of securities, would be dividends received from the Bank. Furthermore, the Bank is not obligated to pay dividends to us, and any dividends paid to us would depend on the earnings or financial condition of the Bank and various business considerations. As is the case with all financial institutions, the profitability of the Bank is subject to the fluctuating cost and availability of money, changes in interest rates and in economic conditions in general. In addition, various federal and state statutes limit the amount of dividends that the Bank may pay to the Company without regulatory approval.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Risk Management and Strategy

We outsource substantially all of our IT functions, including cybersecurity, through BankOnIT, LLC ("BankOnIT"), a third-party banking technology service provider. BankOnIT provides significant resources to identify, assess and manage risks from cybersecurity threats, including:

- Continuous 24/7/365 monitoring of our information systems;

- Scanning of our information systems;

- Continuous updating and testing processes;

- Performing vulnerability assessments; and

- Maintaining up-to-date firewall and anti-virus protections.

BankOnIT leverages certain industry and government associations and threat-intelligence resources to keep up to date on, and respond to, the latest cybersecurity threats.

We engage in regular assessments of our infrastructure, software systems, and network architecture utilizing third-party cybersecurity professions, including annual penetration testing and audits of our information technology systems to identify vulnerabilities and areas for additional enhancement. Employees receive regular virtual and in-person security awareness training through simulated tests, company communications, and in-person training. We also maintain a vendor management program to identify and assess risks of our third-party service providers.

Due to the type and volume of information that we collect and store to provide banking services to our customers, we are an attractive target for cyber threat actors seeking financial gain. Our failure to maintain the safety of our customer's information could have a material adverse effect on our reputation, financial condition and results of operations. To date, we have not experienced a cybersecurity incident that resulted in a material adverse effect on our business strategy, results of operations, or financial condition; however, there can be no guarantee that we will not experience such an incident in the future. Although we maintain cybersecurity insurance, the costs and expenses related to cybersecurity incidents may not be fully insured. We describe whether and how risks from identified cybersecurity threats, including as a result of previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition under Item 1A. Risk Factors. We are exposed to cybersecurity risks associated with our internet-based systems and online commerce security, including 'hacking' and 'identify theft.'

Governance

Our cybersecurity function is overseen by our COO/ IT Manager who has over 9 years' experience managing such functions. IT functions are also managed through our IT Committee which is comprised of several senior level executive officers and other Company employees and chaired by our COO/ IT Manager. The IT Committee governs all IT functions at the Company and selects, monitors and manages our third-party IT service providers that implement and maintain our cybersecurity functions.

We also maintain a Cyber Incident Response Team, which includes a board representative and an executive officer representative and is chaired by our COO/IT Manager. The Cyber Incident Response Team is charged with developing and implementing incident response and recovery plans to guide our employees, management and the Board in their response to a cybersecurity incident.

Our Board of Directors is responsible for overseeing our enterprise risk management activities in general, including cybersecurity risks. The full Board receives a network health report at each board meeting from our COO/ IT Manager, which addresses our overall network risk including any relevant cybersecurity threats and incidents.

Item 2. Properties

The Company's corporate offices are located at 1039 N.W. 63rd Street, Oklahoma City, Oklahoma 73116. The Company's principal corporate office space is owned by the Bank's wholly-owned subsidiary, 1039 NW 63rd, LLC, and consists of approximately 6,600 square feet, an annex of approximately 4,400 square feet, and a 10,000 square foot operations building. We lease additional corporate office space located at 525 Central Park Drive, Oklahoma City, Oklahoma. The Bank operates from our corporate offices, eight full-service branch offices located in Oklahoma, two full-service branch offices located in southwest Kansas and two full-service branch offices located in the Dallas/Fort Worth metropolitan area. Of these twelve locations, four are leased and eight are owned by the Bank.

Item 3. Legal Proceedings

From time to time, the Company or the Bank is a party to claims and legal proceedings arising in the ordinary course of business. Management does not believe any present litigation or the resolution thereof will have a material adverse effect on the business, consolidated financial condition or results of operations of the Company.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on The NASDAQ Global Select Market under the symbol "BSVN". The approximate number of holders of record of the Company's common stock as of March 12, 2025 was 5.

We paid quarterly dividends of $0.21 per share with respect to each of the first two quarters of 2024, increasing to $0.24 per share for the third and fourth quarters. We currently expect to continue quarterly dividends of $0.24 per share in the future. Any future determination to pay dividends and the amount of such dividends will be made by its Board of Directors and will depend on a number of factors, including

- historical and projected financial condition, liquidity and results of operations;

- our capital levels and requirements;

- statutory and regulatory prohibitions and other limitations;

- any contractual restriction on our ability to pay cash dividends, including pursuant to the terms of any of our credit agreements or other borrowing arrangements;

- business strategy;

- tax considerations;

- any acquisitions or potential acquisitions;

- general economic conditions; and

- other factors deemed relevant by the Board of Directors.

Set forth below is information as of December 31, 2024 regarding securities authorized for issuance under the equity compensation plans. The plan that has been approved by the shareholders is the Bank7 Corp. 2018 Equity Incentive Plan.

Plan	Number of securities to be issued upon exercise of outstanding options and rights	Weighted average exercise price	Number of securities remaining available for issuance under plan
Equity compensation plans approved by shareholders	311,927	$16.79	636,430
Equity compensation plans not approved by shareholders	—	—	—

Item 6. [Reserved]

CAUTIONARY NOTE ABOUT FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "might," "should," "could," "predict," "potential," "believe," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "strive," "projection," "goal," "target," "outlook," "aim," "would," "annualized" and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

- our ability to effectively execute our expansion strategy and manage our growth, including identifying and consummating suitable acquisitions;

- business and economic conditions, particularly those affecting our market areas of Oklahoma, the Dallas/Fort Worth metropolitan area and Kansas, including a decrease in or the volatility of oil and gas prices or agricultural commodity prices within the region;

- the geographic concentration of our markets in Oklahoma, the Dallas/Fort Worth metropolitan area and Kansas;

- high concentrations of loans secured by real estate and energy located in our market areas;

- risks associated with our commercial loan portfolio, including the risk for deterioration in value of the general business assets that secure such loans;

- risks related to the significant amount of credit that we have extended to a limited number of borrowers;

- our ability to maintain our reputation;

- our ability to successfully manage our credit risk and the sufficiency of our allowance;

- reinvestment risks associated with a significant portion of our loan portfolio maturing in one year or less;

- our ability to attract, hire and retain qualified management personnel;

- our dependence on our management team, including our ability to retain executive officers and key employees and their customer and community relationships;

- interest rate fluctuations, which could have an adverse effect on our profitability;

- competition from banks, credit unions and other financial services providers;

- system failures, service denials, cyber-attacks and security breaches;

- our ability to maintain effective internal control over financial reporting;

- employee error, fraudulent activity by employees or customers and inaccurate or incomplete information about our customers and counterparties;

- increased capital requirements imposed by banking regulators, which may require us to raise capital at a time when capital is not available on favorable terms or at all;

- costs and effects of litigation, investigations or similar matters to which we may be subject, including any effect on our reputation;

- severe weather, acts of god, acts of war, pandemics or terrorism;

- compliance with governmental and regulatory requirements;

- changes in the laws, rules, regulations, interpretations or policies relating to financial institutions, accounting, tax, trade, monetary and fiscal matters, including the policies of the Federal Reserve and as a result of initiatives of the current and future administrations; and

- other factors that are discussed in the section entitled "Risk Factors," beginning on page 11.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this report. Because of these risks and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results indicated by the forward-looking statements in this report. In addition, our past results of operations are not necessarily indicative of our future results. Accordingly, no forward-looking statements should be relied upon, which represent our beliefs, assumptions and estimates only as of the dates on which such forward-looking statements were made. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report.

Unless the context indicates otherwise, references in this management's discussion and analysis to "we", "our", and "us," refer to Bank7 Corp. and its consolidated subsidiaries. All references to "the Bank" refer to Bank7, our wholly owned subsidiary.

General

We are Bank7 Corp., a bank holding company headquartered in Oklahoma City, Oklahoma. Through our wholly-owned subsidiary, Bank7, we operate twelve full-service branches in Oklahoma, the Dallas/Fort Worth, Texas metropolitan area and Kansas. We are focused on serving business owners and entrepreneurs by delivering fast, consistent and well-designed loan and deposit products to meet their financing needs. We intend to grow organically by selectively opening additional branches in our target markets and we will also pursue strategic acquisitions.

As a bank holding company, we generate most of our revenue from interest income on loans and from short-term investments. The primary source of funding for our loans and short-term investments are deposits held by our subsidiary, Bank7. We measure our performance by our return on average assets, return on average equity, earnings per share, capital ratios, and efficiency ratio, which is calculated by dividing noninterest expense by the sum of net interest income on a tax equivalent basis and noninterest income.

As of December 31, 2024, we had total assets of $1.74 billion, total loans of $1.40 billion, total deposits of $1.52 billion and total shareholders' equity of $213.2 million.

The U.S. economy experienced widespread volatility throughout 2020 and 2021 as a result of the COVID-19 pandemic and government responses to the pandemic. Economic condition declined rapidly and significantly following the initial widespread U.S. outbreak in March and April of 2020. Federal stimulus was quickly passed in the form of the CARES Act and the economy rebounded significantly in the second half of 2020. In an emergency measure aimed at dampening the economic impact of COVID-19, the Federal Reserve lowered the target for the federal funds rate to a range of between zero to 0.25% effective on March 16, 2020 where it remained through the end of 2020. This action by the Federal Reserve followed a prior reduction of the targeted federal funds rates to a range of 1.0% to 1.25% effective March 4, 2020. As the pandemic eased through 2021 and inflation increased, the Federal Reserve aggressively raised the federal funds target rate to 4.25-4.50% by the end of 2022 and to 5.25%-5.50% by the end of 2023. In 2024, the Federal Reserve began to adjust monetary policy, ultimately lowering the federal funds rate three times, ending the year with a target range of 4.25% to 4.5%. These monetary policy actions, along with the impact of the elevated interest rate environment experienced earlier in 2024, influenced our net interest income and credit quality throughout the year.

2024 Overview

We reported total loans of $1.40 billion as of December 31, 2024, an increase of $36.5 million, or 2.7%, from December 31, 2023. Total deposits were $1.52 billion as of December 31, 2024, a decrease of $75.9 million, or 4.8%, from December 31, 2023.

Pre-tax net income was $60.4 million, an increase of $23.1 million, or 62.1%, for the year ended December 31, 2024 as compared to pre-tax net income of $37.2 million for the same period in 2023.

Pre-tax return on average assets and return on average equity was 3.50% and 31.41%, respectively, for the year ended December 31, 2024, as compared to 2.21% and 23.47%, respectively, for the same period in 2023. Tax-adjusted return on average assets and return on average equity was 2.65% and 23.78%, respectively, for the year ended December 31, 2024, as compared to 1.68% and 17.83%, respectively, for the same period in 2023. Our efficiency ratio for the year ended December 31, 2024 was 37.90% as compared to 36.07% for the same period in 2023.

The provision for credit losses for the year ended December 31, 2024 decreased $21.1 million, or 100%, from $21.1 million compared to the same period in 2023. The provision expense for the year ended December 31, 2023 was related to loan growth in the first quarter of 2023, the impact of updated economic assumptions, and we had a single loan customer that filed for bankruptcy, and as a result, we recorded a charge-off of $16.5 million, increased nonaccrual loans by $18.4 million, and recorded an additional specific reserve to the allowance for credit losses and provision for loan losses of $2.0 million. See Note (6) of the financial statements for further disclosure and discussion.

Results of Operations

Years Ended December 31, 2024, December 31, 2023, and December 31, 2022

Net Interest Income and Net Interest Margin

The following table presents, for the periods indicated, information about: (i) weighted average balances, the total dollar amount of interest income from interest-earning assets, and the resultant average yields; (ii) average balances, the total dollar amount of interest expense on interest-bearing liabilities, and the resultant average rates; (iii) net interest income; and (iv) the net interest margin.

	Net Interest Margin								
	For the Year Ended December 31,								
	2024			**2023**			**2022**		
	Average Balance	**Interest Income/ Expense**	**Average Yield/ Rate**	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate**	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate**
	(Dollars in thousands)								
Interest-Earning Assets:									
Short-term investments	$ 184,328	$ 9,320	5.04%	$ 174,600	$ 8,580	4.91%	$ 129,624	$ 1,673	1.29%
Debt securities, taxable	90,184	2,531	2.80	152,094	2,791	1.84	145,915	2,313	1.59
Debt securities, tax exempt[1]	16,651	273	1.64	19,430	330	1.70	21,635	360	1.66
Loans held for sale	343	—	—	158	—	—	586	—	—
Total loans[2]	1,391,552	119,416	8.56	1,315,578	109,843	8.35	1,143,380	74,403	6.51
Total interest-earning assets	1,683,058	131,540	7.79	1,661,860	121,544	7.31	1,441,140	78,749	5.46
Noninterest-earning assets	39,555			25,943			23,532		
Total assets	$1,722,613			$1,687,803			$1,464,672		
Funding sources:									
Interest-bearing liabilities:									
Deposits:									
Transaction accounts	$ 882,314	33,408	3.78%	$ 825,169	28,582	3.46%	$ 724,617	7,842	1.08%
Time deposits	254,057	11,937	4.69	256,672	10,416	4.06	165,735	1,480	0.89
Total interest-bearing deposits	1,136,371	45,345	3.98	1,081,841	38,998	3.60	890,352	9,322	1.05
Total interest-bearing liabilities	1,136,371	45,345	3.98	1,081,841	38,998	3.60	890,352	9,322	1.05
Noninterest-bearing liabilities:									
Noninterest-bearing deposits	381,660			433,603			432,901		
Other noninterest-bearing liabilities	12,419			10,423			7,520		
Total noninterest-bearing liabilities	394,079			444,026			440,421		
Shareholders' equity	192,163			161,936			133,899		
Total liabilities and shareholders' equity	$1,722,613			$1,687,803			$1,464,672		
Net interest income		$ 86,195			$ 82,546			$69,427	
Net interest spread			3.81%			3.71%			4.42%
Net interest margin			5.11%			4.97%			4.82%

---

(1) Taxable-equivalent yield of 2.16% as of December 31, 2024, applying a 24.3% effective tax rate

(2) Average loan balances include monthly average nonaccrual loans of $12.4 million, $18.8 million and $8.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

For the year ended December 31, 2024 compared to the year ended December 31, 2023:

- Total interest income on loans increased $9.6 million, or 8.7%, to $119.4 million, which was attributable to a $76.0 million increase in the average balance of loans to $1.39 billion during the year ended 2024 as compared with the average balance of loans of $1.32 billion for the year ended 2023, and increased loan yields as discussed below;

- Yields on our interest-earning assets totaled 7.79%, an increase of 48 basis points which was attributable to higher loan rates of 21 basis points, an increase in yield on short term investments of 13 basis points, and an increase in yield on taxable debt securities of 96 basis points; and

- Net interest margin for the years ended 2024 and 2023 was 5.11% and 4.97%, respectively.

We experienced strong asset growth for the year ended December 31, 2023 compared to the year ended December 31, 2022:

- Total interest income on loans increased $35.4 million, or 47.6%, to $109.8 million, which was attributable to a $172.2 million increase in the average balance of loans to $1.32 billion during the year ended 2023 as compared with the average balance of $1.14 billion for the year ended 2022, and increased loan yields as discussed below;

- Yields on our interest-earning assets totaled 7.31%, an increase of 185 basis points which was attributable to higher loan rates of 184 basis points, an increase in yield on short term investments of 362 basis points, and an increase in yield on taxable debt securities of 25 basis points; and

- Net interest margin for the years ended 2023 and 2022 was 4.97% and 4.82%, respectively.

The FED influences the general market rates of interest, including the deposit and loan rates offered by many financial institutions. Our loan portfolio is significantly affected by changes in the prime interest rate. For the three-year period between January 1, 2022 and December 31, 2024, the prime rate fluctuated between a high of 8.50%, and a low of 3.25%.

Interest income on short-term investments increased $740,000, or 8.6%, to $9.3 million for year ended December 31, 2024 compared to 2023, due to an increase in the average balances of $9.7 million, or 5.6% and a yield increase of 13 basis points. Interest income on short-term investments increased $6.9 million, or 412.9%, to $8.6 million for year ended December 31, 2023 compared to 2022, due to an increase in the average balances of $45.0 million, or 34.7% and a yield increase of 362 basis points.

Interest expense on interest-bearing deposits totaled $45.3 million for the year ended December 31, 2024, compared to $39.0 million for 2023, an increase of $6.3 million, or 16.3%. The increase was related to the cost of interest-bearing deposits increasing to 3.98% for the year ended December 31, 2024 from 3.60% for the year ended December 31, 2023. Interest expense on interest-bearing deposits totaled $39.0 million for the year ended December 31, 2023, compared to $9.3 million for 2022, an increase of $29.7 million, or 318.3%. The increase was related to the cost of interest-bearing deposits increasing to 3.60% for the year ended December 31, 2023 from 1.05% for the year ended December 31, 2022.

Net interest margin for the years ended December 31, 2024, 2023 and 2022 was 5.11%, 4.97% and 4.82%, respectively.

The following table sets forth the effects of changing rates and volumes on our net interest income during the period shown. Information is provided with respect to (i) effects on interest income attributable to changes in volume (change in volume multiplied by prior rate) and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume).

	Analysis of Changes in Interest Income and Expenses					
	For the Year Ended December 31, 2024 vs 2023			For the Year Ended December 31, 2023 vs 2022		
	Change due to:		Interest Variance	Change due to:		Interest Variance
	Volume[1]	Rate[1]		Volume[1]	Rate[1]	
	(Dollars in thousands)			(Dollars in thousands)		
Increase (decrease) in interest income:						
Short-term investments	$ 478	$ 262	$ 740	$ 580	$ 6,327	$ 6,907
Debt securities	(1,186)	869	(317)	61	387	448
Total loans	6,344	3,229	9,573	11,210	24,230	35,440
Total increase (decrease) in interest income	5,636	4,360	9,996	11,851	30,944	42,795
Increase (decrease) in interest expense:						
Deposits:						
Transaction accounts	1,977	2,849	4,826	1,086	19,654	20,740
Time deposits	(106)	1,627	1,521	809	8,127	8,936
Total interest-bearing deposits	1,871	4,476	6,347	1,895	27,781	29,676
Total increase (decrease) in interest expense	1,871	4,476	6,347	1,895	27,781	29,676
Increase (Decrease) in net interest income	$ 3,765	$ (116)	$3,649	$ 9,956	$ 3,163	$13,119

---

(1) Variances attributable to both volume and rate are allocated on a consistent basis between rate and volume based on the absolute value of the variances in each category.

Weighted Average Yield of Debt Securities

The following table summarizes the maturity distribution schedule with corresponding weighted average taxable equivalent yields of the debt securities portfolio at December 31, 2024. The following table presents securities at their expected maturities, which may differ from contractual maturities. The Company manages its debt securities portfolio for liquidity, as a tool to execute its asset/liability management strategy, and for pledging requirements for public funds:

	As of December 31, 2024									
	Within One Year		After One Year But Within Five Years		After Five Years But Within Ten Years		After Ten Years		Total	
	Amount	Yield *	Amount	Yield *	Amount	Yield *	Amount	Yield *	Amount	Yield *
Available-for-sale	(Dollars in thousands)									
U.S. Federal agencies	$ —	0.00%	$ 64	2.78%	$ —	0.00%	$ —	0.00%	$ 64	2.78%
Mortgage-backed securities	2,653	1.72	8,402	1.37	—	—	19,141	1.70	30,196	1.61
State and political subdivisions	2,028	1.09	11,564	1.47	6,134	1.70	—	—	19,726	1.51
U.S. Treasuries	—	—	3,687	1.05	1,639	1.12	—	—	5,326	1.08
Corporate debt securities	—	—	—	—	4,629	3.36	—	—	4,629	3.36
Total	$4,681	1.44%	$23,717	1.37%	$12,402	2.26%	$19,141	1.70%	$59,941	1.68%
Percentage of total	7.81%		39.57%		20.69%		31.93%		100.00%	

* Yield is on a taxable-equivalent basis using 21% tax rate

Provision for Credit Losses

For the year ended December 31, 2024 compared to the year ended December 31, 2023:

- The provision for credit losses decreased from $21.1 million to $0; and
- The allowance as a percentage of loans decreased by 16 basis points to 1.28%.
- Decreases are related to the single loan customer discussed in the 2024 Overview.

For the year ended December 31, 2023 compared to the year ended December 31, 2022:

- The provision for credit losses increased from $4.5 million to $21.1 million; and
- The allowance as a percentage of loans increased by 29 basis points to 1.44%.
- Increases are related to the single loan customer discussed in the 2024 Overview.

Noninterest Income

The following table sets forth the major components of our noninterest income for the years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,				For the Years Ended December 31,			
	2024	2023	$ Increase (Decrease)	% Increase (Decrease)	2023	2022	$ Increase (Decrease)	% Increase (Decrease)
	(Dollars in thousands)				(Dollars in thousands)			
Noninterest income:								
Mortgage lending income	$ 370	$ 331	$ 39	11.78%	$ 331	$ 486	$ (155)	-31.89%
Gain (Loss) on sales, prepayments, and calls of available-for-sale debt securities	(6)	(16)	10	-62.50%	(16)	(127)	111	-87.40%
Service charges on deposit accounts	975	869	106	12.20%	869	900	(31)	-3.44%
Other	9,915	8,058	1,857	23.05%	8,058	1,680	6,378	379.64%
Total noninterest income	$11,254	$9,242	$2,012	21.77%	$9,242	$2,939	$6,303	214.46%

For the year ended December 31, 2024 compared to the year ended December 31, 2023:

- Other noninterest income was $9.9 million compared to $8.1 million, an increase of $1.9 million, or 23.1%. The increase was primarily attributable to income related to the operation of oil and gas assets acquired during the fourth quarter of 2023, see Note 2 of the financial statements.

For the year ended December 31, 2023 compared to the year ended December 31, 2022:

- Other noninterest income was $8.1 million compared to $1.7 million, an increase of $6.4 million, or 380%. The increase was primarily attributable to income related to the operation of oil and gas assets acquired during the fourth quarter of 2023, see Note 2 of the financial statements.

Noninterest Expense

Noninterest expense for the year ended December 31, 2024 was $37.1 million compared to $33.4 million for the year ended December 31, 2023, an increase of $3.7 million or 11.0%. Noninterest expense for the year ended December 31, 2023 was $33.4 million compared to $28.6 million for the year ended December 31, 2022, an increase of $4.8 million or 16.7%. The following table sets forth the major components of our noninterest expense for the years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,				For the Years Ended December 31,			
	2024	2023	$ Increase (Decrease)	% Increase (Decrease)	2023	2022	$ Increase (Decrease)	% Increase (Decrease)
	(Dollars in thousands)				(Dollars in thousands)			
Noninterest expense:								
Salaries and employee benefits	$20,783	$17,385	$3,398	19.55%	$17,385	$17,040	$ 345	2.02%
Furniture and equipment	1,070	995	75	7.54%	995	1,468	(473)	-32.22%
Occupancy	2,640	2,689	(49)	-1.82%	2,689	2,329	360	15.46%
Data and item processing	1,897	1,730	167	9.65%	1,730	2,068	(338)	-16.34%
Accounting, marketing, and legal fees	836	543	293	53.96%	543	984	(441)	-44.82%
Regulatory assessments	1,196	1,537	(341)	-22.19%	1,537	1,344	193	14.36%
Advertising and public relations . . .	549	427	122	28.57%	427	477	(50)	-10.48%
Travel, lodging and entertainment. .	431	374	57	15.24%	374	363	11	3.03%
Other expense.	7,693	7,740	(47)	-0.61%	7,740	2,568	5,172	201.40%
Total noninterest expense	$37,095	$33,420	$3,675	11.00%	$33,420	$28,641	$4,779	16.69%

For the year ended December 31, 2024 compared to the year ended December 31, 2023:

- Salaries and employee benefits expense was $20.8 million compared to $17.4 million, an increase of $3.4 million, or 19.6%. The increase was primarily attributable to overall increases in compensation due to the performance of the Company and to remain competitive.

For the year ended December 31, 2023 compared to the year ended December 31, 2022:

- Other expense was $7.7 million compared to $2.6 million, an increase of $5.2 million, or 200%. The increase was primarily attributable to expenses related to the operation of oil and gas assets acquired during the fourth quarter of 2023, see Note 2 of the financial statements.

Financial Condition

The following discussion of our financial condition compares December 31, 2024, 2023, and 2022.

Total Assets

Total assets decreased $31.9 million, or 1.8%, to $1.74 billion as of December 31, 2024, as compared to $1.77 billion as of December 31, 2023 and $1.58 billion as of December 31, 2022.

Loan Portfolio

Our loans represent the largest portion of our earning assets. The quality and diversification of the loan portfolio is an important consideration when reviewing our financial condition. As of December 31, 2024, 2023, and 2022, our gross loans were $1.40 billion, $1.36 billion and $1.27 billion, respectively.

The following table presents the balance and associated percentage of each major category in our loan portfolio as of December 31, 2024, December 31, 2023 and December 31, 2022:

	As of December 31,					
	2024		2023		2022	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(Dollars in thousands)					
Construction & development	$ 167,685	12.0%	$ 137,206	10.1%	$ 163,203	12.8%
1-4 family real estate	121,047	8.7%	100,576	7.4%	76,928	6.0%
Commercial real estate - other	511,304	36.5%	518,622	38.0%	439,001	34.5%
Total commercial real estate	800,036	57.2%	756,404	55.5%	679,132	53.3%
Commercial & industrial	507,023	36.2%	526,185	38.5%	513,011	40.3%
Agricultural	77,922	5.6%	66,495	4.9%	66,145	5.2%
Consumer	14,312	1.0%	14,517	1.1%	14,949	1.2%
Gross loans	1,399,293	100.0%	1,363,601	100.0%	1,273,237	100.0%
Less: unearned income, net	(1,910)		(2,762)		(2,781)	
Total Loans, net of unearned income . . .	1,397,383		1,360,839		1,270,456	
Less: Allowance for credit losses.	(17,918)		(19,691)		(14,734)	
Net loans	$1,379,465		$1,341,148		$1,255,722	

We have established internal concentration limits in the loan portfolio for CRE loans, hospitality loans, energy loans, and construction loans, among others. All loan types are within our established limits. We use underwriting guidelines to assess each borrower's historical cash flow to determine debt service, and we further stress test the debt service under higher interest rate scenarios. Financial and performance covenants are used in commercial lending to allow us to react to a borrower's deteriorating financial condition, should that occur. Discussion of credit risk as it relates to commercial lending, which is primarily comprised of hospitality and energy loans, is discussed under Item 1A. Risk Factors.

The following tables show the contractual maturities of our gross loans as of the periods below:

	As of December 31, 2024								
	Due in One Year or Less		Due after One Year Through Five Years		Due after Five Years Through Fifteen Years		Due after Fifteen Years		
	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Total
	(Dollars in thousands)								
Construction & development . . .	$ 9,378	$ 76,709	$ 2,050	$ 78,786	$ —	$ 564	$ 198	$—	$ 167,685
1-4 family real estate	15,426	20,085	43,558	31,566	964	4,826	4,622	—	121,047
Commercial real estate - other . .	47,737	61,482	103,484	271,156	153	18,303	8,989	—	511,304
Total commercial real estate . . .	72,541	158,276	149,092	381,508	1,117	23,693	13,809	—	800,036
Commercial & industrial	36,062	263,026	13,639	175,729	8,232	9,738	597	—	507,023
Agricultural	22,768	8,991	16,581	26,677	—	1,054	1,851	—	77,922
Consumer	1,661	4	5,641	170	602	3,570	2,664	—	14,312
Gross loans	$133,032	$430,297	$184,953	$584,084	$9,951	$38,055	$18,921	$—	$1,399,293

	As of December 31, 2023								
	Due in One Year or Less		Due after One Year Through Five Years		Due after Five Years Through Fifteen Years		Due after Fifteen Years		
	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Total
	(Dollars in thousands)								
Construction & development . . .	$11,431	$70,040	$ 8,970	$ 44,935	$ —	$ 1,438	$ 392	$—	$137,206
1-4 family real estate	13,628	13,015	41,602	21,451	26	5,443	5,411	—	100,576
Commercial real estate - other . .	50,251	65,120	152,250	219,260	129	21,283	10,329	—	518,622

	As of December 31, 2023								
	Due in One Year or Less		Due after One Year Through Five Years		Due after Five Years Through Fifteen Years		Due after Fifteen Years		
	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Total
	(Dollars in thousands)								
Total commerical real estate . . .	75,310	148,175	202,822	285,646	155	28,164	16,132	—	756,404
Commercial & industrial	20,389	263,564	41,520	186,776	3,276	10,041	619	—	526,185
Agricultural	13,250	22,615	13,935	13,032	—	810	2,853	—	66,495
Consumer	2,170	14	5,490	121	595	3,604	2,523	—	14,517
Gross loans	$111,119	$434,368	$263,767	$485,575	$4,026	$42,619	$22,127	$—	$1,363,601

	As of December 31, 2022								
	Due in One Year or Less		Due after One Year Through Five Years		Due after Five Years Through Fifteen Years		Due after Fifteen Years		
	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Total
	(Dollars in thousands)								
Construction & development. . .	$11,749	$ 81,002	$ 7,556	$ 57,439	$ —	$ 1,160	$ —	$ 4,297	$ 163,203
1-4 family real estate	10,550	12,664	24,741	15,782	314	6,606	—	6,271	76,928
Commercial real estate - other. .	2,680	59,870	131,105	207,819	6,635	17,146	—	13,746	439,001
Total real estate.	24,979	153,536	163,402	281,040	6,949	24,912	—	24,314	679,132
Commercial & industrial	43,823	234,573	60,275	159,571	3,745	10,390	—	634	513,011
Agricultural	1,798	17,514	8,767	33,270	469	980	140	3,207	66,145
Consumer	1,683	22	6,310	156	587	2,860	82	3,249	14,949
Gross loans	$72,283	$405,645	$238,754	$474,037	$11,750	$39,142	$222	$31,404	$1,273,237

Allowance for Credit Losses

The allowance is based on management's estimate of probable losses in the loan portfolio. In the opinion of management, the allowance is adequate to absorb estimated losses in the portfolio as of each balance sheet date. While management uses available information to analyze losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance. In analyzing the adequacy of the allowance, a comprehensive loan grading system to determine risk potential in loans is utilized together with the results of internal credit reviews.

To determine the adequacy of the allowance, the loan portfolio is broken into segments based on loan type. Historical loss experience factors by segment, adjusted for changes in trends and conditions, are used to determine an indicated allowance for each portfolio segment. These factors are evaluated and updated based on the composition of the specific loan segment. Other considerations include volumes and trends of delinquencies, nonaccrual loans, levels of bankruptcies, criticized and classified loan trends, expected losses on real estate secured loans, new credit products and policies, economic conditions, concentrations of credit risk and the experience and abilities of our lending personnel. In addition to the segment evaluations, impaired loans with a balance of $250,000 or more are individually evaluated based on facts and circumstances of the loan to determine if a specific allowance amount may be necessary. Specific allowances may also be established for loans whose outstanding balances are below the $250,000 threshold when it is determined that the risk associated with the loan differs significantly from the risk factor amounts established for its loan segment.

The allowance was $17.9 million at December 31, 2024, $19.7 million at December 31, 2023 and $14.7 million at December 31, 2022. See the 2024 Overview for the discussion of the decrease in allowance in 2024.

The following table provides an analysis of the activity in our allowance for the periods indicated:

| | For the Year Ended December 31, | | |
	2024	2023	2022
	(Dollars in thousands)		
Balance at beginning of the period	$19,691	$ 14,734	$10,316
Impact of CECL adoption	—	250	—
Provision for credit losses for loans	—	21,181	4,468
Charge-offs:			
Construction & development	—	—	—
1-4 family real estate	—	—	—
Commercial real estate - other	(275)	—	—
Commercial & industrial	(2,000)	(16,500)	(2)
Agricultural	—	(7)	(50)
Consumer	—	(17)	(22)
Total charge-offs	(2,275)	(16,524)	(74)
Recoveries:			
Construction & development	—	—	—
1-4 family real estate	—	—	—
Commercial real estate - other	—	—	—
Commercial & industrial	495	40	10
Agricultural	7	2	4
Consumer	—	8	10
Total recoveries	502	50	24
Net recoveries (charge-offs)	(1,773)	(16,474)	(50)
Balance at end of the period	$17,918	$ 19,691	$14,734
Net recoveries (charge-offs) to average loans	-0.13%	1.25%	0.00%

While the entire allowance is available to absorb losses from any and all loans, the following table represents management's allocation of the allowance by loan category, and the percentage of allowance in each category, for the periods indicated:

| | As of December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Construction & development	$ 1,223	6.8%	$ 1,417	7.2%	$ 1,889	12.8%
1-4 family real estate	1,313	7.3%	1,271	6.5%	890	6.0%
Commercial real estate - other	6,992	39.0%	6,889	35.0%	5,080	34.5%
Commercial & industrial	6,797	38.0%	9,237	46.8%	5,937	40.3%
Agricultural	1,106	6.2%	628	3.2%	765	5.2%
Consumer	487	2.7%	249	1.3%	173	1.2%
Total	$17,918	100.0%	$19,691	100.0%	$14,734	100.0%

Nonperforming Assets

Loans are considered delinquent when principal or interest payments are past due 30 days or more. Delinquent loans may remain on accrual status between 30 days and 90 days past due. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Typically, the accrual of interest on loans is discontinued when principal or interest payments are past due 90 days or when, in the opinion of management, there is a reasonable doubt as to collectability of the obligation. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on a nonaccrual loan is subsequently recognized only to the extent that cash is received and the loan's principal balance is deemed collectible. Loans are restored to accrual status when loans become well-secured and management believes full collectability of principal and interest is probable.

Loans are evaluated for expected credit losses over their contractual term, reflecting management's current estimate. Loans placed on nonaccrual status and loan modifications granted to borrowers experiencing financial difficulty are considered to have elevated credit risk and are carefully considered within our current expected credit loss methodology. Income from loans placed on nonaccrual status continues to be recognized to the extent cash is received and when the collectability of the loan's principal balance is reasonably assured. Depending on a particular loan's risk characteristics, we estimate expected credit losses using methods such as present value of expected future cash flows discounted at the loan's effective interest rate, observable market prices for similar assets if available, or the fair value of collateral less estimated costs to sell for collateral-dependent loans. A loan is considered collateral-dependent when the expected source of repayment is primarily the liquidation of the collateral. Fair value, where utilized, is determined by independent appraisals, typically on an annual basis. Between appraisal periods, the estimated fair value may be adjusted based on specific events, such as identified deterioration of collateral quality through our credit risk monitoring, or discussions with the borrower indicating the appraised value may no longer reflect current market conditions. The estimated credit losses are recognized as an allowance for credit losses, which is a valuation account. Changes in the allowance for credit losses, whether increases or decreases, are recorded in current period earnings as provision for credit losses.

Real estate we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned, or OREO, until sold, and is initially recorded at fair value less costs to sell when acquired, establishing a new cost basis.

Nonperforming loans include nonaccrual loans and loans past due 90 days or more and still accruing interest. Nonperforming assets consist of nonperforming loans plus OREO. Loans accounted for on a nonaccrual basis were $7.2 million as of December 31, 2024, $18.9 million as of December 31, 2023 and $8.0 million as of December 31, 2022. OREO was $321,000, $0, and $0 as of December 31, 2024, December 31, 2023, and December 31, 2022, respectively.

The following table presents information regarding nonperforming assets as of the dates indicated.

	As of December 31,		
	2024	2023	2022
	(Dollars in thousands)		
Nonaccrual loans[(1)]	$ 7,170	$18,941	$ 8,039
Accruing loans 90 or more days past due	—	10,026	9,941
Total nonperforming assets	$ 7,170	$28,967	$17,980
Ratio of nonperforming loans to total loans	0.51%	2.13%	1.42%
Ratio of nonaccrual loans to total loans	0.51%	1.39%	0.63%
Ratio of allowance for credit losses to total loans	1.28%	1.45%	1.16%
Ratio of allowance for credit losses to nonaccrual loans	249.90%	103.96%	183.28%
Ratio of nonperforming assets to total assets	0.41%	1.64%	1.13%

_____

(1) Included in the nonaccrual loans balance are $0 and $10.12 million of loans modified to borrowers experiencing financial difficulty as of December 31, 2024 and December 31, 2023, respectively. See Note 6 of the financial statements.

The following tables present an aging analysis of loans as of the dates indicated.

	As of December 31, 2024						
	Loans 30-59 days past due	Loans 60-89 days past due	Loans 90+ days past due	Loans 90+ days past due and accruing	Total past due loans	Current	Gross loans
	(Dollars in thousands)						
Construction & development	$ —	$—	$ —	$—	$ —	$167,685	$167,685
1-4 family real estate	—	—	—	—	—	121,047	121,047
Commercial real estate - other	103	—	3,426	—	3,529	507,775	511,304
Commercial & industrial	403	5	—	—	408	506,615	507,023

	As of December 31, 2024						
	Loans 30-59 days past due	Loans 60-89 days past due	Loans 90+ days past due	Loans 90+ days past due and accruing	Total past due loans	Current	Gross loans
	(Dollars in thousands)						
Agricultural	—	—	—	—	—	77,922	77,922
Consumer.	97	—	—	—	97	14,215	14,312
Total	$603	$ 5	$3,426	$—	$4,034	$1,395,259	$1,399,293

	As of December 31, 2023						
	Loans 30-59 days past due	Loans 60-89 days past due	Loans 90+ days past due	Loans 90+ days past due and accruing	Total Past Due Loans	Current	Gross loans
	(Dollars in thousands)						
Construction & development	$ —	$ —	$ —	$ —	$ —	$ 137,206	$ 137,206
1-4 family real estate	—	—	—	—	—	100,576	100,576
Commercial real estate - other	—	—	—	—	—	518,622	518,622
Commercial & industrial	472	10,969	9,946	9,946	21,387	504,798	526,185
Agricultural	—	—	—	—	—	66,495	66,495
Consumer.	—	27	80	80	107	14,410	14,517
Total	$472	$10,996	$10,026	$10,026	$21,494	$1,342,107	$1,363,601

	As of December 31, 2022						
	Loans 30-59 days past due	Loans 60-89 days past due	Loans 90+ days past due	Loans 90+ days past due and accruing	Total Past Due Loans	Current	Gross loans
	(Dollars in thousands)						
Construction & development	$ —	$ —	$ —	$ —	$ —	$ 163,203	$ 163,203
1-4 family commerical	—	—	—	—	—	76,928	76,928
Commercial real estate - other	—	617	—	—	617	438,384	439,001
Commercial & industrial	21	—	9,923	9,923	9,944	503,067	513,011
Agricultural	4	—	—	—	4	66,141	66,145
Consumer.	291	82	22	18	395	14,554	14,949
Total	$316	$699	$9,945	$9,941	$10,960	$1,262,277	$1,273,237

In addition to the past due and nonaccrual criteria, the Company also evaluates loans according to its internal risk grading system. Loans are segregated between pass, watch, special mention, and substandard categories. The definitions of those categories are as follows:

Pass: These loans generally conform to Bank policies, are characterized by policy-conforming advance rates on collateral, and have well-defined repayment sources. In addition, these credits are extended to borrowers and guarantors with a strong balance sheet and either substantial liquidity or a reliable income history.

Watch: These loans are still considered "Pass" credits; however, various factors such as industry stress, material changes in cash flow or financial conditions, or deficiencies in loan documentation, or other risk issues determined by the lending officer, Commercial Loan Committee or Credit Quality Committee warrant a heightened sense and frequency of monitoring.

Special mention: These loans have observable weaknesses or evidence imprudent handling or structural issues. The weaknesses require close attention, and the remediation of those weaknesses is necessary. No risk of probable loss exists. Credits in this category are expected to quickly migrate to "Watch" or "Substandard" as this is viewed as a transitory loan grade.

Substandard: These loans are not adequately protected by the sound worth and debt service capacity of the borrower, but may be well-secured. The loans have defined weaknesses relative to cash flow, collateral, financial condition or other factors that might jeopardize repayment of all of the principal and interest on a timely basis. There is the possibility that a future loss will occur if weaknesses are not remediated.

Substandard loans totaled $15.2 million as of December 31, 2024, a decrease of $15.9 million compared to December 31, 2023. Substandard loans totaled $31.1 million as of December 31, 2023, an increase of $10.1 million compared to December 31, 2022. The total net decrease in substandard loans in 2024 as compared to 2023, is comprised of a net decrease in commercial and industrial substandard loans primarily related to a decrease in one relationship comprised of three notes totaling $18.4 million with a $2.0 million specific reserve, and a net increase in commercial real estate primarily related to two relationships comprised of one note totaling $3.0 million with a $0.2 million specific reserve, and one note totaling $1.45 million with no specific reserve.

Outstanding loan balances categorized by internal risk grades as of the periods indicated are summarized as follows:

	As of December 31, 2024				
	Pass	Watch	Special mention	Substandard	Total
	(Dollars in thousands)				
Construction & development	$ 165,863	$—	$ 1,259	$ 563	$ 167,685
1-4 family real estate	121,047	—	—	—	121,047
Commercial real estate - other	498,835	—	7,493	4,976	511,304
Commercial & industrial	493,512	—	3,817	9,694	507,023
Agricultural	74,896	—	3,026	—	77,922
Consumer	14,312	—	—	—	14,312
Total	$1,368,465	$—	$15,595	$15,233	$1,399,293

	As of December 31, 2023				
	Pass	Watch	Special mention	Substandard	Total
	(Dollars in thousands)				
Construction & development	$ 136,417	$ —	$ 789	$ —	$ 137,206
1-4 family real estate	100,576	—	—	—	100,576
Commercial real estate - other	502,795	—	15,701	126	518,622
Commercial & industrial	485,433	4,094	5,767	30,891	526,185
Agricultural	66,495	—	—	—	66,495
Consumer	14,437	—	—	80	14,517
Total	$1,306,153	$4,094	$22,257	$31,097	$1,363,601

	As of December 31, 2022				
	Pass	Watch	Special mention	Substandard	Total
	(Dollars in thousands)				
Construction & development	$ 163,203	$ —	$ —	$ —	$ 163,203
1-4 family real estate	76,928	—	—	—	76,928
Commercial real estate - other	397,295	14,976	24,747	1,983	439,001
Commercial & industrial	493,412	—	584	19,015	513,011
Agricultural	65,857	288	—	—	66,145
Consumer	14,927	—	—	22	14,949
Total	$1,211,622	$15,264	$25,331	$21,020	$1,273,237

Deposits

We gather deposits primarily through our twelve branch locations and online though our website. We offer a variety of deposit products including demand deposit accounts and interest-bearing products, such as savings accounts and certificates of deposit. We put continued effort into gathering noninterest-bearing demand deposit accounts through loan production cross-selling, customer referrals, marketing efforts and various involvement with community networks. Some of our interest-bearing deposits were obtained through brokered transactions. We participate in the CDARS program, where customer funds are placed into multiple certificates of deposit, each in an amount under the standard FDIC insurance maximum of $250,000, and placed at a network of banks across the United States. We also participate in the One-Way Buy Insured Cash Sweep service and similar services, which provide for one-way buy transactions among banks for the purpose of purchasing cost-effective floating-rate funding without collateralization or stock purchase requirements.

As of December 31, 2024, 2023, and 2022 brokered deposits were $336.7 million, $273.5 million, and $249.9 million, respectively.

Uninsured deposits are defined as the portion of deposit accounts in U.S. offices that exceed the FDIC insurance limit and amounts in any other uninsured investment or deposit account that are classified as deposits and are not subject to any federal or state deposit insurance regimes. Total uninsured deposits were $354.2 million and $448.7 million at December 31, 2024 and December 31, 2023, respectively, as calculated per regulatory guidance. This was approximately 23.4% and 28.2% of deposits at December 31, 2024 and December 31, 2023, respectively.

Total deposits as of December 31, 2024, 2023, and 2022 were $1.52 billion, $1.59 billion and $1.43 billion, respectively. The following table sets forth deposit balances by certain categories as of the dates indicated and the percentage of each deposit category to total deposits.

	As of December 31,					
	2024		2023		2022	
	Amount	Percentage of Total	Amount	Percentage of Total	Amount	Percentage of Total
	(Dollars in thousands)					
Noninterest-bearing demand	$ 313,258	20.7 %	$ 482,349	30.4 %	$ 441,509	30.9 %
Interest-bearing transaction deposits	889,679	58.70%	702,150	44.10%	669,852	46.80%
Savings deposits	73,379	4.80%	150,116	9.40%	136,537	9.50%
Time deposits (less than $250,000)	146,814	9.70%	168,690	10.60%	140,929	9.80%
Time deposits ($250,000 or more)	92,341	6.10%	88,086	5.50%	42,573	3.00%
Total interest-bearing deposits	1,202,213	79.3 %	1,109,042	69.6 %	989,891	69.1 %
Total deposits	$1,515,471	100.0 %	$1,591,391	100.0 %	$1,431,400	100.0 %

The following table summarizes our average deposit balances and weighted average rates for the years ended December 31, 2024, 2023, and 2022:

	For the Year Ended December 31,					
	2024		2023		2022	
	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate
	(Dollars in thousands)					
Noninterest-bearing demand	$ 381,660	0.00%	$ 433,603	0.00%	$ 432,901	0.00%
Interest-bearing transaction deposits	776,141	3.81%	705,891	3.42%	613,799	1.11%
Savings deposits	106,173	3.63%	119,278	3.74%	110,818	0.92%
Time deposits	254,057	4.69%	256,672	4.06%	165,735	0.89%
Total interest-bearing deposits	1,136,371	3.98%	1,081,841	3.60%	890,352	1.05%
Total deposits	$1,518,031	2.99%	$1,515,444	2.57%	$1,323,253	0.70%

The following tables set forth the maturity of time deposits as of the dates indicated below:

	As of December 31, 2024 Maturity Within:				
	Three Months	Three to Six Months	Six to 12 Months	After 12 Months	Total
	(Dollars in thousands)				
Time deposits (less than $250,000)	$ 62,577	$38,514	$41,345	$4,378	$146,814
Time deposits ($250,000 or more).	45,667	25,552	18,055	3,067	92,341
Total time deposits	$108,244	$64,066	$59,400	$7,445	$239,155

	As of December 31, 2023 Maturity Within:				
	Three Months	Three to Six Months	Six to 12 Months	After 12 Months	Total
	(Dollars in thousands)				
Time deposits (less than $250,000)	$52,423	$55,570	$50,047	$10,650	$168,690
Time deposits ($250,000 or more).	30,807	18,472	17,492	21,315	88,086
Total time deposits	$83,230	$74,042	$67,539	$31,965	$256,776

Liquidity

Liquidity refers to the measure of our ability to meet the cash flow requirements of depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs, all at a reasonable cost. We continuously monitor our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all short-term and long-term cash requirements. We manage our liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our shareholders.

Our liquidity position is supported by management of liquid assets and access to alternative sources of funds. Our liquid assets include cash, interest-bearing deposits in correspondent banks and fed funds sold. Other available sources of liquidity include wholesale deposits and borrowings from correspondent banks and FHLB advances.

Our short-term and long-term liquidity requirements are primarily met through cash flow from operations, redeployment of prepaying and maturing balances in our loan portfolios, and increases in customer deposits. Other alternative sources of funds will supplement these primary sources to the extent necessary to meet additional liquidity requirements on either a short-term or long-term basis.

As of December 31, 2024, we had no unsecured fed funds lines with correspondent depository institutions with no amounts advanced. In addition, based on the values of loans pledged as collateral, we had borrowing availability with the FHLB of $190.9 million as of December 31, 2024 and $159.2 million as of December 31, 2023, and we had access to approximately $336.1 million in liquidity with the Federal Reserve Bank as of December 31, 2024 and $0 as of December 31, 2023.

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal and state banking regulators. Failure to meet regulatory capital requirements may result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for ''prompt corrective action'' (described below), the Bank must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting policies. The capital amounts and classifications are subject to qualitative judgments by the federal banking regulators about components, risk weightings and other factors. Qualitative measures established by regulation to ensure capital adequacy required the Bank to maintain minimum amounts and ratios of Common Equity Tier 1, or CET1, capital, Tier 1 capital and total capital to risk-weighted assets and of Tier 1 capital to average consolidated assets, referred to as the ''leverage ratio.'' For further information, see ''Supervision and Regulation – Regulatory Capital Requirements'' and ''Supervision and Regulation – Prompt Corrective Action Framework.''

In the wake of the global financial crisis of 2008 and 2009, the role of capital has become fundamentally more important, as banking regulators have concluded that the amount and quality of capital held by banking organizations was insufficient to absorb losses during periods of severely distressed economic conditions. The Dodd-Frank Act and banking regulations promulgated by the U.S. federal banking regulators to implement Basel III have established strengthened capital standards for banks and bank holding companies and require more capital to be held in the form of common stock. In addition, the Basel III regulations implement a concept known as the "capital conservation buffer." In general, banks, bank holding companies with more than $3.0 billion in assets and bank holding companies with publicly-traded equity are required to hold a buffer of CET1 capital equal to 2.5% of risk-weighted assets over each minimum capital ratio in order to avoid being subject to limits on capital distributions (e.g., dividends, stock buybacks, etc.) and certain discretionary bonus payments to executive officers.

As of December 31, 2024, the FDIC categorized the Bank as "well-capitalized" under the prompt corrective action framework. There have been no conditions or events since December 31, 2024 that management believes would change this classification.

The table below also summarizes the capital requirements applicable to the Bank in order to be considered "well-capitalized" from a regulatory perspective, as well as the Bank's capital ratios as of December 31, 2024, 2023, and 2022. The Bank exceeded all regulatory capital requirements under Basel III and the Bank was considered to be "well-capitalized" as of the dates reflected in the tables below.

	Actual		With Capital Conservation Buffer		Minimum to be "Well-Capitalized" Under Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2024						
Total capital (to risk-weighted assets)						
Company	$227,229	15.21%	$156,830	10.50%	N/A	N/A
Bank	227,189	15.22%	156,723	10.50%	$149,260	10.00%
Tier 1 capital (to risk-weighted assets)						
Company	208,847	13.98%	126,957	8.50%	N/A	N/A
Bank	208,807	13.99%	126,871	8.50%	119,408	8.00%
CET 1 capital (to risk-weighted assets)						
Company	208,847	13.98%	104,553	7.00%	N/A	N/A
Bank	208,807	13.99%	104,482	7.00%	97,019	6.50%
Tier 1 capital (to average assets)						
Company	208,847	12.19%	N/A	N/A	N/A	N/A
Bank	208,807	12.18%	N/A	N/A	85,698	5.00%

	Actual		With Capital Conservation Buffer		Minimum to be "Well-Capitalized" Under Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2023						
Total capital (to risk-weighted assets)						
Company	$185,171	12.74%	$152,579	10.50%	N/A	N/A
Bank	185,118	12.75%	152,472	10.50%	$145,211	10.00%
Tier 1 capital (to risk-weighted assets)						
Company	166,982	11.49%	123,516	8.50%	N/A	N/A
Bank	166,942	11.50%	123,429	8.50%	116,169	8.00%
CET 1 capital (to risk-weighted assets)						
Company	166,982	11.49%	101,719	7.00%	N/A	N/A
Bank	166,942	11.50%	101,648	7.00%	94,387	6.50%
Tier 1 capital (to average assets)						
Company	166,982	9.50%	N/A	N/A	N/A	N/A
Bank	166,942	9.50%	N/A	N/A	87,897	5.00%

	Actual		With Capital Conservation Buffer		Minimum to be "Well-Capitalized" Under Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
As of December 31, 2022						
Total capital (to risk-weighted assets)						
Bank7 Corp.	$158,158	12.41%	$133,862	10.50%	N/A	N/A
Bank	158,158	12.42%	133,756	10.50%	$127,387	10.00%
Tier 1 capital (to risk-weighted assets)						
Bank7 Corp.	143,424	11.25%	108,365	8.50%	N/A	N/A
Bank	143,424	11.26%	108,279	8.50%	101,909	8.00%
CET 1 capital (to risk-weighted assets)						
Bank7 Corp.	143,424	11.25%	89,241	7.00%	N/A	N/A
Bank	143,424	11.26%	89,171	7.00%	82,801	6.50%
Tier 1 capital (to average assets)						
Bank7 Corp.	143,424	9.19%	N/A	N/A	N/A	N/A
Bank	143,424	9.18%	N/A	N/A	78,111	5.00%

Shareholders' equity provides a source of permanent funding, allows for future growth and provides a cushion to withstand unforeseen adverse developments. Total shareholders' equity increased to $213.2 million as of December 31, 2024, compared to $170.3 million as of December 31, 2023 and $144.1 million as of December 31, 2022. The increases were driven by retained capital from net income during the periods.

Contractual Obligations

The following tables contain supplemental information regarding our total contractual obligations as of December 31, 2024 and December 31, 2023:

	Payments Due as of December 31, 2024				
	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
	(Dollars in thousands)				
Deposits without a stated maturity	$1,276,316	$ —	$ —	$ —	$1,276,316
Time deposits	231,710	6,746	699	—	239,155
Operating lease commitments	646	516	236	476	1,874
Total contractual obligations	$1,508,672	$7,262	$935	$476	$1,517,345

	Payments Due as of December 31, 2023				
	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
	(Dollars in thousands)				
Deposits without a stated maturity	$1,334,615	$ —	$ —	$ —	$1,334,615
Time deposits	224,811	31,345	620	—	256,776
Operating lease commitments	553	627	308	850	2,338
Total contractual obligations	$1,559,979	$31,972	$928	$850	$1,593,729

We believe that we will be able to meet our contractual obligations as they come due through the maintenance of adequate cash levels. We expect to maintain adequate cash levels through profitability, loan repayment and maturity activity and continued deposit gathering activities. We have in place various borrowing mechanisms for both short-term and long-term liquidity needs.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contractual or notional amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments. To control this credit risk, the Company uses the same underwriting standards as it uses for loans recorded on the balance sheet.

Loan commitments are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of the customer to a third party. They are intended to be disbursed, subject to certain conditions, upon request of the borrower.

The following table summarizes commitments as of the dates presented.

	As of December 31,		
	2024	2023	2022
	(Dollars in thousands)		
Commitments to extend credit.	$272,261	$256,888	$198,027
Standby letters of credit.	11,333	4,247	1,043
Total	$283,594	$261,135	$199,070

Critical Accounting Policies and Estimates

Our accounting and reporting policies conform to GAAP and conform to general practices within the industry in which we operate. To prepare financial statements in conformity with GAAP, management makes estimates, assumptions and judgments based on available information. These estimates, assumptions and judgments affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements and, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statement. In particular, management has identified several accounting policies that, due to the estimates, assumptions and judgments inherent in those policies, are critical in understanding our financial statements.

The following is a discussion of the critical accounting policies and significant estimates that we believe require us to make the most complex or subjective decisions or assessments. Additional information about these policies can be found in Note 1 of the Company's consolidated financial statements included in the Annual Report on the Form 10-K.

Allowance for Credit Losses

The allowance is based on management's estimate of probable losses inherent in the loan portfolio. In the opinion of management, the allowance is adequate to absorb estimated losses in the portfolio as of each balance sheet date. While management uses available information to analyze losses on loans, future additions to the allowance may be necessary based on changes in economic conditions and changes in the composition of the loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance. In analyzing the adequacy of the allowance, a comprehensive loan grading system to determine risk potential in loans is utilized together with the results of internal credit reviews.

To estimate the allowance for credit losses, the loan portfolio is segmented based on shared risk characteristics, primarily by loan type. Historical credit loss experience for each segment, adjusted for relevant current conditions and reasonable and supportable forecasts, is a significant input in determining the expected credit losses for each portfolio segment under the current expected credit loss methodology. These historical loss factors and adjustments are regularly evaluated and updated based on the evolving composition of each loan segment. Other considerations in our current expected credit loss estimation process include current volumes and trends of delinquencies, nonaccrual loans, levels of bankruptcies, trends in criticized and classified loans, expected losses on real estate secured loans, impact of new credit products and policies, current and forecasted economic conditions, concentrations of credit risk, and the experience and abilities of our lending personnel in the current environment. In addition to these segment-level estimations, loans with larger balances or unique risk profiles may be further analyzed based on specific facts and circumstances to refine the overall expected credit loss estimate. This individual analysis helps ensure the allowance for credit losses appropriately reflects the expected losses inherent in the portfolio. Adjustments to the segment-level or portfolio-level expected credit loss estimates may be necessary when specific loan characteristics warrant a different loss expectation than indicated by the segment risk factors.

Goodwill and Intangibles

Intangible assets totaled $878,000 and goodwill, net of accumulated amortization totaled $8.5 million for the year ended December 31, 2024, compared to intangible assets of $1.0 million and goodwill, net of accumulated amortization of $8.5 million for the year ended December 31, 2023.

Goodwill resulting from a business combination represents the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill is tested annually for impairment or more frequently if other impairment indicators are present. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the accompanying consolidated financial statements.

Other intangible assets consist of core deposit intangible assets and are amortized on a straight-line basis based on an estimated useful life of 10 years. Such assets are periodically evaluated as to the recoverability of their carrying values.

Income Taxes

The Company files a consolidated income tax return. Deferred taxes are recognized under the balance sheet method based upon the future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities, using the tax rates expected to apply to taxable income in the periods when the related temporary differences are expected to be realized.

The amount of accrued current and deferred income taxes is based on estimates of taxes due or receivable from taxing authorities either currently or in the future. Changes in these accruals are reported as tax expense, and involve estimates of the various components included in determining taxable income, tax credits, other taxes and temporary differences. Changes periodically occur in the estimates due to changes in tax rates, tax laws and regulations and implementation of new tax planning strategies. The process of determining the accruals for income taxes necessarily involves the exercise of considerable judgment and consideration of numerous subjective factors.

Management performs an analysis of the Company's tax positions annually and believes it is more likely than not that all of its tax positions will be utilized in future years.

Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurement, defines fair value as the price that would be received to sell a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. The degree of management judgment involved in determining the fair value of assets and liabilities is dependent upon the availability of quoted market prices or observable market parameters. For financial instruments that trade actively and have quoted market prices or observable market parameters, there is minimal subjectivity involved in measuring fair value. When observable market prices and parameters are not available, management judgment is necessary to estimate fair value. In addition, changes in market conditions may reduce the availability of quoted prices or the observable date.

Debt securities that are being held for indefinite periods of time and are not intended to sell, are classified as available for sale and are stated at estimated fair value. Unrealized gains or losses on debt securities available for sale are reported as a component of stockholders' equity and comprehensive income, net of income tax.

The Company reviews its portfolio of debt securities in an unrealized loss position at least quarterly. The Company first assesses whether it intends to sell, or it is more-likely-than-not that it will be required to sell, the securities before recovery of the amortized cost basis. If either of these criteria is met, the securities amortized cost basis is written down to fair value as a current period expense. If either of the above criteria is not met, the Company evaluates whether the decline in fair value is the result of credit losses or other factors. In making this assessment, the Company considers, among other things, the period of time the security has been in an unrealized loss position, and performance of any underlying collateral and adverse conditions specifically related to the security.

The estimates of fair values of debt securities and other financial instruments are based on a variety of factors. In some cases, fair values represent quoted market prices for identical or comparable instruments. In other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of year-end or that will be realized in the future.

Item 7a. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity and Market Risk

As a financial institution, our primary component of market risk is interest rate volatility. Our financial management policy provides management with the guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We have historically managed our sensitivity position within our established guidelines.

Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

We manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. We do not enter into instruments such as leveraged derivatives, financial options or financial future contracts to mitigate interest rate risk from specific transactions. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

Our exposure to interest rate risk is managed by the Asset/Liability Committee, or the ALCO Committee, in accordance with policies approved by the Company's board of directors. The ALCO Committee formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the ALCO Committee considers the impact on earnings and capital on the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The ALCO Committee meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the ALCO Committee reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management employs methodologies to manage interest rate risk, which include an analysis of relationships between interest-earning assets and interest-bearing liabilities and an interest rate shock simulation model.

We use interest rate risk simulation models and shock analyses to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. Contractual maturities and re-pricing opportunities of loans are incorporated in the model. The average lives of non-maturity deposit accounts are based on decay assumptions and are incorporated into the model. We utilize third-party experts to periodically evaluate the performance of our non-maturity deposit accounts to develop the decay assumptions. All of the assumptions used in our analyses are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

On a quarterly basis, we run various simulation models including a static balance sheet and dynamic growth balance sheet. These models test the impact on net interest income and fair value of equity from changes in market interest rates under various scenarios. Under the static model and dynamic growth models, rates are shocked instantaneously and ramped rates change over a 12-month and 24-month horizon based upon parallel and non-parallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Non-parallel simulation involves analysis of interest income and expense under various changes in the shape of the yield curve. Our internal policy regarding internal rate risk simulations currently specifies that for gradual parallel shifts of the yield curve, estimated net interest income at risk for the subsequent one-year period should not decline by more than 10% for a -100 basis point shift, 5% for a 100 basis point shift, 10% for a 200 basis point shift, 15% for a 300 basis point shift, and 20% for a 400 basis point shift.

The following table summarizes the simulated change in net interest income and fair value of equity over a 12-month horizon as of the dates indicated:

| | As of December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity
+400	17.71%	23.27%	23.35%	17.72%	13.41%	20.90%
+300	13.65%	22.34%	19.04%	16.63%	9.96%	20.13%
+200	9.54%	21.30%	14.74%	15.45%	6.50%	19.17%
+100	5.15%	20.15%	10.42%	14.20%	2.99%	18.04%
Base	0.24%	18.82%	5.76%	12.72%	-0.77%	16.91%
-100	-4.92%	17.37%	0.73%	11.22%	-4.82%	15.25%

The results are primarily due to behavior of demand, money market and savings deposits during such rate fluctuations. We have found that, historically, interest rates on these deposits change more slowly than changes in the discount and fed funds rates. This assumption is incorporated into the simulation model and is generally not fully reflected in a gap analysis. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies.

Impact of Inflation

Our consolidated financial statements and related notes included elsewhere in this Form 10-K have been prepared in accordance with GAAP. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements Index

<h1 style="text-align:center">Report of Independent Registered Public Accounting Firm</h1>

Shareholders, Board of Directors, and Audit Committee
Bank7 Corp.
Oklahoma City, Oklahoma

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bank7 Corp. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements which was communicated or is required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Allowance for Credit Losses – Loans

As discussed in Notes 1 and 6 to the consolidated financial statements, the Company's total loans and associated allowance for credit losses (ACL) were $1.4 billion and $17.9 million, respectively, as of December 31, 2024. The amount of the ACL represents management's best estimate of current expected credit losses on loans considering all available information from internal and external sources, relevant to assessing exposure to credit loss over the contractual term of the loans. Loans with similar risk characteristics are aggregated into homogenous segments for assessment.

For substantially all loan segments, the Company uses the discounted cash flow method to estimate expected losses. For each loan segment, the Company generates cash flow projections at the instrument level adjusting payment expectations for estimated prepayment speed, curtailments, probability of default, and loss given default.

Management qualitatively adjusts its model results for risk factors not considered within the modeling processes but still relevant in assessing the expected credit losses within the loan pools.

Auditing management's estimate of the ACL involved a high degree of subjectivity due to management's identification and measurement of the qualitative factor adjustments being highly judgmental.

The primary procedures we performed related to this critical audit matter included:

- Obtained an understanding of the Company's process for establishing the qualitative adjustment.

- Evaluated and tested the design and operating effectiveness of controls over the establishment of qualitative factors.

- Evaluated the qualitative adjustments to the ACL including assessing the basis for adjustments and the reasonableness of the significant assumptions.

/s/ Forvis Mazars, LLP

We have served as the Company's auditor since 2013.

Oklahoma City, Oklahoma
March 12, 2025


Bank7 Corp.
Consolidated Balance Sheets
(Dollar amounts in thousands, except par value)


	December 31,	
Assets	**2024**	**2023**
Cash and due from banks	$ 234,196	$ 181,042
Interest-bearing time deposits in other banks	6,719	17,679
Available-for-sale debt securities	59,941	169,487
Loans, net of allowance for credit losses of $17,918 and $19,691 at December 31, 2024 and December 31, 2023, respectively	1,379,465	1,341,148
Loans held for sale	—	718
Premises and equipment, net	18,137	14,942
Nonmarketable equity securities	1,283	1,283
Core deposit intangibles	878	1,031
Goodwill	8,458	8,458
Interest receivable and other assets	30,731	35,878
Total assets	$1,739,808	$1,771,666

Liabilities and Shareholders' Equity

Deposits		
Noninterest-bearing	$ 313,258	$ 482,349
Interest-bearing	1,202,213	1,109,042
Total deposits	1,515,471	1,591,391
Income taxes payable	77	302
Interest payable and other liabilities	11,047	9,647
Total liabilities	1,526,595	1,601,340
Shareholders' equity		
Common stock, $0.01 par value; 50,000,000 shares authorized; shares issued and outstanding: 9,390,211 and 9,197,696 at December 31, 2024 and December 31, 2023, respectively	94	92
Additional paid-in capital	101,809	97,417
Retained earnings	116,281	78,962
Accumulated other comprehensive loss	(4,971)	(6,145)
Total shareholders' equity	213,213	170,326
Total liabilities and shareholders' equity	$1,739,808	$1,771,666

See accompanying notes to Consolidated Financial Statements

Bank7 Corp.
Consolidated Statements of Comprehensive Income
(Dollar amounts in thousands, except par share data)

	Year ended December 31,		
	2024	**2023**	**2022**
Interest Income			
Loans, including fees	$ 119,416	$ 109,843	$ 74,403
Interest-bearing time deposits in other banks	785	519	46
Debt securities, taxable......................................	2,531	2,791	2,313
Debt securities, tax-exempt	273	330	360
Other interest and dividend income...........................	8,535	8,061	1,627
Total interest income	131,540	121,544	78,749
Interest Expense			
Deposits..	45,345	38,998	9,322
Total interest expense..................................	45,345	38,998	9,322
Net Interest Income	86,195	82,546	69,427
Provision for Credit Losses	—	21,145	4,468
Net Interest Income After Provision for Credit Losses	86,195	61,401	64,959
Noninterest Income			
Mortgage lending income....................................	370	331	486
Loss on sales, prepayments, and calls of available-for-sale debt securities	(6)	(16)	(127)
Service charges on deposit accounts	975	869	900
Other	9,915	8,058	1,680
Total noninterest income	11,254	9,242	2,939
Noninterest Expense			
Salaries and employee benefits	20,783	17,385	17,040
Furniture and equipment	1,070	995	1,468
Occupancy..	2,640	2,689	2,329
Data and item processing....................................	1,897	1,730	2,068
Accounting, marketing and legal fees	836	543	984
Regulatory assessments	1,196	1,537	1,344
Advertising and public relations	549	427	477
Travel, lodging and entertainment	431	374	363
Other	7,693	7,740	2,568
Total noninterest expense................................	37,095	33,420	28,641
Income Before Taxes.......................................	60,354	37,223	39,257
Income tax expense	14,656	8,948	9,619
Net Income..	$ 45,698	$ 28,275	$ 29,638
Earnings per common share - basic...........................	$ 4.92	$ 3.09	$ 3.26
Earnings per common share - diluted	4.84	3.05	3.22
Weighted average common shares outstanding - basic............	9,290,051	9,161,565	9,101,523
Weighted average common shares outstanding - diluted	9,447,751	9,264,307	9,204,716

See accompanying notes to Consolidated Financial Statements

| | Year ended December 31, | | |
	2024	2023	2022
Other comprehensive income (loss)			
Unrealized gains (losses) on securities, net of tax (expense) benefit of ($335), ($1 million), and $2.8 million for the years ended December 31, 2024, 2023, and 2022, respectively	$ 1,169	$ 3,146	$ (9,543)
Reclassification adjustment for realized losses included in net income net of tax of $1, $4 and $31 for the years ended December 31, 2024, 2023, and 2022, respectively	5	12	96
Other comprehensive income (loss).	$ 1,174	$ 3,158	$ (9,447)
Comprehensive Income	$46,872	$31,433	$20,191

See accompanying notes to Consolidated Financial Statements

Bank7 Corp.

Consolidated Statements of Shareholders Equity

(Dollar amounts in thousands, except par value)

	Year Ended December 31,		
	2024	2023	2022
Common Stock (Shares)			
Balance at beginning of period	9,197,696	9,131,973	9,071,417
Exercise of employee stock options	144,813	28,423	17,450
Shares issued for restricted stock units	68,578	57,354	61,902
Shares acquired and canceled	(20,876)	(20,054)	(18,796)
Balance at end of period	9,390,211	9,197,696	9,131,973
Common Stock (Amount)			
Balance at beginning of period	$ 92	$ 91	$ 91
Net shares purchased and retired for restricted stock units and issue for stock options	2	1	—
Balance at end of period	$ 94	$ 92	$ 91
Additional Paid-in Capital			
Balance at beginning of period	$ 97,417	$ 95,263	$ 94,024
Shares purchased and retired for restricted stock units	(666)	(513)	(454)
Exercise of stock options	2,591	503	309
Stock-based compensation expense	2,467	2,164	1,384
Balance at end of period	$ 101,809	$ 97,417	$ 95,263
Retained Earnings			
Balance at beginning of period	$ 78,962	$ 58,049	$ 33,149
Net income	45,698	28,275	29,638
Cumulative effect of change in accounting principle, net of tax of $178	—	(572)	—
Cash dividends declared ($0.89, $0.74 and $0.52 per share for the years ended December 31, 2024, 2023, and 2022, respectively)	(8,379)	(6,790)	(4,738)
Balance at end of period	$ 116,281	$ 78,962	$ 58,049
Accumulated Other Comprehensive Loss			
Balance at beginning of period	$ (6,145)	$ (9,303)	$ 144
Comprehensive income(loss)	1,174	3,158	(9,447)
Balance at end of period	$ (4,971)	$ (6,145)	$ (9,303)
Total Shareholders' equity	$ 213,213	$ 170,326	$ 144,100

See accompanying notes to Consolidated Financial Statements

Bank7 Corp.
Consolidated Statements of Cash Flows
(Dollar amounts in thousands)

	Year Ended December 31,		
	2024	2023	2022
Operating Activities			
Net income	$ 45,698	$ 28,275	$ 29,638
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	1,057	1,302	1,406
Provision for credit losses	—	21,145	4,468
(Accretion)Amortization of premiums and discounts on securities	(766)	381	812
Gain on sales of loans	(370)	(331)	(486)
Net loss on sale of available-for-sale debt securities	6	16	127
Stock-based compensation expense	2,467	2,164	1,384
Gain on sale of premises and equipment	(120)	(77)	(24)
Cash receipts from the sale of loans originated for sale	20,452	10,535	33,776
Cash disbursements for loans originated for sale	(19,364)	(10,922)	(32,826)
Deferred income tax benefit	(144)	(1,259)	(1,423)
Changes in			
Interest receivable and other assets	5,277	(2,536)	(1,865)
Interest payable and other liabilities	853	432	4,727
Net cash provided by operating activities	55,046	49,125	39,714
Investing Activities			
Net cash paid for acquisition	—	(16,482)	—
Maturities of interest-bearing time deposits in other banks	19,461	8,471	2,490
Purchases of interest-bearing time deposits in other banks	(8,501)	(20,676)	(4,727)
Proceeds from sale of available-for-sale debt securities	—	—	11,820
Maturities, prepayments and calls of available-for-sale debt securities	195,692	7,422	19,736
Purchases of available-for-sale debt securities	(83,877)	—	(133,052)
Net change in loans	(38,638)	(106,762)	(242,105)
Purchases of premises and equipment	(4,197)	(2,834)	(294)
Proceeds from sale of premises and equipment	218	78	3,370
Change in nonmarketable equity securities	—	(74)	(7)
Net cash provided by (used in) investing activities	80,158	(130,857)	(342,769)
Financing Activities			
Net change in deposits	(75,920)	159,991	211,829
Cash distributions	(8,057)	(6,323)	(4,366)
Shares purchased and retired for restricted stock units	(666)	(513)	(454)
Net settlement of stock options	2,591	503	309
Common stock issued for restricted stock units	2	1	—
Net cash provided by (used in) financing activities	(82,050)	153,659	207,318
Net Increase/(Decrease) in Cash and Due from Banks	53,154	71,927	(95,737)

See accompanying notes to Consolidated Financial Statements

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash and Due from Banks, Beginning of Period.....................	181,042	109,115	204,852
Cash and Due from Banks, End of Period.........................	$234,196	$181,042	$109,115
Supplemental Disclosure of Cash Flows Information			
Interest paid	$ 45,565	$ 37,935	$ 9,100
Income taxes paid..	$ 15,059	$ 10,800	$ 9,981
Dividends declared and not paid...............................	$ 2,254	$ 1,932	$ 1,463
Measurement period goodwill adjustment.........................	$ —	$ (146)	$ 124

See accompanying notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Bank7 Corp. (the "Company") is a bank holding company whose principal activity is the ownership and management of its wholly owned subsidiary, Bank7 (the "Bank"). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers located in Oklahoma, Texas, and Kansas. The Bank is subject to competition from other financial institutions. The Company is subject to the regulation of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company, the Bank and its two subsidiaries, 1039 NW 63rd, LLC, which holds real estate utilized by the Bank, and Giddings Production, LLC, which is engaged in the production of oil, natural gas and natural liquid ("NGL") reserves in Texas. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses, income taxes, goodwill and intangibles and fair values of financial instruments.

Reclassifications

Certain reclassifications have been made to the 2022 consolidated financial statements to conform to classification used for December 31, 2023. These reclassifications had no impact on net income, shareholders' equity or cash flows as previously reported.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents may include deposits held at Federal Home Loan Banks, which are not insured by the FDIC.

Interest-Bearing Time Deposits in Other Banks

Interest-bearing time deposits in other banks totaled $6.7 million and $17.7 million at December 31, 2024 and December 31, 2023 respectively, and have original maturities generally ranging from three months to five years.

Available-for-Sale Debt Securities

Available-for-sale debt securities are carried at fair value with unrealized gains and losses excluded from earnings and reported separately in other comprehensive income, except for the credit-related impairment, as discussed in the following section. The Company currently has no securities designated as trading or held-to-maturity. Interest income is recognized at the coupon rate adjusted for amortization and accretion of premiums and discounts. Discounts are accreted into interest income over the estimated life of the related security and premiums are amortized against income to the earlier of the call date or weighted average life of the related security using the interest method. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. They are included in noninterest income or expense and, when applicable, are reported as a reclassification adjustment in other comprehensive income(loss).

Allowance for Credit Losses – Investment Securities

On January 1, 2023, the Company was required to adopt a new credit loss methodology, the Current Expected Credit Losses ("CECL") methodology.

Allowance for Credit Losses - AFS Securities - The Company evaluates its available-for-sale securities portfolio on a quarterly basis for potential credit-related impairment. The Company assesses potential credit impairment by comparing the fair value of a debt security to its amortized cost basis. If the fair value of a debt security is greater than the amortized cost basis, no impairment is recognized. If the fair value is less than the amortized costs basis, the Company reviews the factors to determine if the impairment is credit-related or noncredit-related. For debt securities the Company intends to sell or is more likely than not required to sell, before the recovery of their amortized cost basis, the difference between fair value and amortized cost is impaired and is recognized through earnings. For debt securities the Company does not intend to sell and is not more likely than not required to sell, prior to expected recovery of amortized cost basis, the credit portion of the impairment is recognized through earnings, with a corresponding entry to an allowance for credit losses, and the noncredit portion is recognized through accumulated other comprehensive loss.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to noninterest income. Gains and losses on loan sales are recorded in noninterest income and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon the sale of the loan.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts. Accrued interest receivable totaled $8.8 million and $8.7 million at December 31, 2024 and December 31, 2023, respectively, and was reported in interest receivable and other assets on the consolidated balance sheets. The Company has made the accounting policy election to exclude accrued interest receivable on loans from the estimate of credit losses. Interest income is accrued on the unpaid principal balance using the simple-interest method on the daily balances of the principal amounts outstanding.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized over the respective term of the loan.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past-due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off are reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans acquired through business combinations are required to be carried at fair value as of the date of the combination. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date.

Allowance for Credit Losses

On January 1, 2023, the Company was required to adopt a new credit loss methodology, the Current Expected Credit Losses ("CECL") methodology.

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. The allowance for credit losses is adjusted by a credit loss provision which is reported in earnings, and reduced by the charge-off of loan amounts, net of recoveries. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Expected credit loss inherent in non-cancellable off-balance sheet credit exposures is accounted for as a separate liability included in other liabilities.

The allowance for credit losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay and estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The methodology for estimating the amount of credit losses reported in the allowance for credit losses has two basic components: an asset-specific component involving loans that do not share risk characteristics and the measurement of expected credit losses for such individual loans; and a pooled component for expected credit losses for pools of loans that share similar risk characteristics.

Loans That Do Not Share Risk Characteristics (Individually Analyzed)

Loans that do not share similar risk characteristics are evaluated on an individual basis. Loans deemed to be collateral dependent have differing risk characteristics and are individually analyzed to estimate the expected credit loss. A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is dependent on the operation or liquidation and sale of the underlying collateral. For collateral dependent loans where foreclosure is probable, the expected credit loss is measured based on the difference between the fair value of the collateral (less selling cost) and the amortized cost basis of the asset. For collateral dependent loans where foreclosure is not probable, the Company has elected the practical expedient allowed by ASC 326-20 to measure the expected credit loss under the same approach as those loans where foreclosure is probable. For loans with balances greater than $250,000, the fair value of the collateral is obtained through independent appraisal of the underlying collateral. For loans with balances less than $250,000, the Company has made a policy election to measure expected loss for these individual loans utilizing loss rates for similar loan types.

Loans That Share Similar Risk Characteristics (Pooled Loans)

The general steps in determining expected credit losses for the pooled loan component of the allowance are as follows:

- Segment loans into pools according to similar risk characteristics;

- Develop historical loss rates for each loan pool segment;

- Incorporate the impact of forecasts;

- Incorporate the impact of other qualitative factors; and

- Calculate and review pool specific allowance for credit loss estimate.

Methodology

The weighted-average remaining maturity method (''WARM'') methodology is utilized as the basis for the estimation of expected credit losses for consumer segment loans. The WARM method uses a historical average annual charge-off rate. This average annual charge-off rate contains loss content over a historical lookback period and is used as a foundation for estimating the credit loss reserve for the remaining outstanding balances of loans in a segment at the balance sheet date. The average annual charge-off rate is applied to the contractual term, further adjusted for estimated prepayments, to determine the unadjusted historical charge-off rate. The calculation of the unadjusted historical charge-off rate is then adjusted for current conditions and for reasonable and supportable forecast periods. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions, such as changes in unemployment rates, property values, or other relevant factors. These qualitative factors serve to compensate for additional areas of uncertainty inherent in the portfolio that are not reflected in our historic loss factors.

A discounted cash flow ("DCF") methodology is utilized to calculate expected cash flows for the life of each individual loan, with the exception of consumer segment loans. The discounted present value of expected cash flow is then compared to the loan's amortized cost basis to determine the credit loss estimate. Individual loan results are aggregated at the pool level in determining total reserves for each loan pool.

The primary inputs used to calculate expected cash flows include historical loss rates which reflect probability of default ("PD") and loss given default ("LGD"), and prepayment rates. The historical look-back period is a key factor in the calculation of the PD rate and is based on management's assessment of current and forecasted conditions and may vary by loan pool. LGD rates generally reflect the historical average net loss rate by loan pool. Expected cash flows are further adjusted to incorporate the impact of loan prepayments which will vary by loan segment and interest rate conditions. In general, prepayment rates are based on peer group benchmark reporting of observed prepayment rates occurring in the loan portfolios of the peer group, and consideration of forecasted interest rates.

Forecast Factors

Adjustments are made to incorporate the impact of forecasted conditions. Certain assumptions are also applied, including the length of the forecast and reversion periods. The forecast period is the period within which management is able to make a reasonable and supportable assessment of future conditions. The reversion period is the period beyond which management believes it can develop a reasonable and supportable forecast, and bridges the gap between the forecast period and the use of historical default and loss rates. The remainder period reflects the remaining life of the loan. The length of the forecast and reversion periods are periodically evaluated and based on management's assessment of current and forecasted conditions and may vary by loan pool. For purposes of developing a reasonable and supportable assessment of future conditions, management utilizes established industry and economic data points and sources, with the forecasted unemployment rate being a significant factor. PD rates for the forecast period will be adjusted accordingly based on management's assessment of future conditions. PD rates for the remainder period will reflect the historical mean PD rate. Reversion period PD rates reflect the difference between forecast and remainder period PD rates closed using a straight-line adjustment over the reversion period.

Qualitative Factors

Loss rates are further adjusted to account for other risk factors that impact loan defaults and losses. These basis point adjustments are based on management's assessment of trends and conditions that impact credit risk and resulting credit losses, more specifically internal and external factors that are independent of and not reflected in the quantitative loss rate calculations. Risk factors management considers in this assessment include trends in underwriting standards, nature/volume/terms of loan originations, past due loans, loan review systems, collateral valuations, concentrations, legal/regulatory/political conditions, and the unforeseen impact of natural disasters.

Purchased Loans

When a loan portfolio is purchased, an allowance is established for those loans considered purchased with more-than-insignificant credit deterioration ("PCD"), and those not considered purchased with more-than-insignificant credit deterioration ("non-PCD"). The allowance established utilizes the same risk factors discussed above for our non-acquired allowance. The allowance established for non-PCD loans is recognized through provision expense upon acquisition, whereas the allowance established for loans considered PCD at acquisition is offset by an increase in the basis of the acquired loans. Any subsequent increases and decreases in the allowance related to acquired loans are recognized through provision expense, with future charge-offs recorded to the allowance.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures

The Company estimates expected credit losses over the contractual period in which it is exposed to credit risk through a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted as a provision for credit loss expense and is recorded in interest payable and other liabilities. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life and applies the same estimated loss rate as determined for current outstanding loan balances by segment.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is charged to operating expense and is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred while improvements are capitalized. Premises and equipment is tested for impairment if events or changes in circumstances occur that indicate that the carrying amount of any premises and equipment may not be recoverable. Premises that are identified to be sold are transferred to other real estate owned at the lower of their carrying amounts or their fair values less estimated costs to sell. Any losses on premises identified to be sold are charged to operating expense.

Leases

Certain operating leases are included as right of use lease assets in interest receivable and other assets on the consolidated balance sheet and a related lease liability is included in interest payable and other liabilities on the consolidated balance sheet. Right of use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The lease liability is measured as the present value of the unpaid lease payments, and the right of use assets value is derived from the calculation of the lease liability. To calculate the discount rate for each lease, the Company uses the rate implicit in the lease if available, otherwise an appropriate Federal Home Loan Bank ("FHLB") advance borrowing rate is used that correlates with the term of the lease.

Non-Marketable Equity Securities

Non-marketable equity securities consist primarily of Federal Home Loan Bank of Topeka stock and Federal Reserve Bank of Kansas City stock and are required investments for financial institutions that are members of the FHLB and Federal Reserve systems. The required investment in common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

Long-Lived Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows is expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

No asset impairment was recognized during the years ended December 31, 2024, 2023, and 2022.

Foreclosed Assets Held for Sale

Foreclosed assets held for sale consist of assets acquired through, or in lieu of, loan foreclosure and are initially recorded at fair value, less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount of fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in current operations.

Business Combinations

The acquisition method of accounting is used for business combinations. Under the acquisition accounting method, the acquiring Company recognizes 100% of the assets acquired and liabilities assumed at the acquisition date fair value. The excess of fair value of the consideration transferred over the acquisition date fair value of net assets acquired is recorded as goodwill.

Asset Acquisition

The fair value of assets acquired is measured and recognized at the amount of monetary assets or liabilities exchanged, which generally includes the transaction costs of the assets acquired. No gain or loss is recognized unless the fair value of any noncash assets given as consideration differs from the assets carrying amounts on the acquiring entities books.

Goodwill and Intangible Assets

Intangible assets totaled $878,000 and goodwill, net of accumulated amortization totaled $8.5 million for the year ended December 31, 2024, compared to intangible assets of $1.0 million and goodwill, net of accumulated amortization of $8.5 million for the year ended December 31, 2023.

Goodwill resulting from a business combination represents the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill is tested annually for impairment or more frequently if other impairment indicators are present. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the accompanying consolidated financial statements.

Other intangible assets consist of core deposit intangible assets and are amortized on a straight-line basis based on an estimated useful life of 10 years. Such assets are periodically evaluated as to the recoverability of their carrying values.

Segments

The Company's chief operating decision-maker ("CODM") is the Chief Executive Officer. Operating segments are defined as components of a business about which separate financial information is available and evaluated regularly by the CODM in deciding how to allocate resources and assess performance. While the CODM monitors the revenue streams of the various products and services offered by the Bank, the Company's operations are managed and financial performance is evaluated on a Company-wide basis as a single reportable operating segment, which is the Bank.

Discrete financial information, with a full allocation of revenue, costs, and capital from key corporate functions, is not available at a level other than on a Company-wide basis. Although the CODM has some limited financial information about the Company's various financial products and services, this information is not complete and is insufficient for making resource allocation decisions or performance assessments at a more granular level. Therefore, management considers all financial service operations to be aggregated within one reportable operating segment, the Bank, and evaluates financial performance on a company-wide basis using net income as reported on the Consolidated Statement of Income. The measure of segment assets is total assets, as reported on the Consolidated Statements of Condition. The CODM uses net income to monitor budget versus actual results and in the determination of allocating resources across the Company.

The Company's single reportable segment, the Bank, generates revenues primarily from interest income from financial instruments and non-interest income and service charges on deposit accounts. There are no intra-entity sales or transfers within the Company. Management continues to evaluate the Company's business units for potential separate reporting in the future as facts and circumstances evolve.

Stock-based Compensation

The Company recognizes stock-based compensation as salaries and employee benefits expense in the consolidated statements of comprehensive income based on the fair value of the Company's stock options and restricted stock units ("RSU's") on the measurement date, which, for the Company, is the date of the grant. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model and was based on certain assumptions including risk-free rate of return, dividend yield, stock price volatility and the expected term. The fair value of each RSU granted is equal to the market price of the Company's stock at the date of grant. The fair value of each option and RSU is expensed over its vesting period.

Income Taxes

The Company uses a comprehensive model for recognizing, measuring, presenting, and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Bank7 Corp.
Notes to Consolidated Financial Statements

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2024, 2023 and 2022, the Company recognized no interest and penalties.

The Company or one of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. We are no longer subject to U.S. federal or state tax examinations for years before 2021.

Comprehensive Income

Comprehensive income includes all changes in shareholders' equity during a period, except those resulting from transactions with shareholders. Besides net income, other components of the Company's comprehensive income includes the after tax effect of changes in the net unrealized gain/loss on debt securities available-for-sale. The Company's policy is to release material stranded tax effects included in accumulated other comprehensive income on a specific identification basis.

Revenue Recognition

In addition to lending and related activities, the Company offers various services to customers that generate revenue. Contract performance typically occurs in one year or less. Incremental costs of obtaining a contract are expensed when incurred when the amortization period is one year or less.

Service and transaction fees on depository accounts

Customers often pay certain fees to the bank to access the cash on deposit including certain non-transactional fees such as account maintenance or dormancy fees, and certain transaction based fees such as ATM, wire transfer, or foreign exchange fees. Revenue is recognized when the transactions occur or as services are performed over primarily monthly or quarterly periods. Payment is typically received in the period the transactions occur, or in some cases, within 90 days of the service period.

Interchange Fees

Interchange fees, or "swipe" fees, are charges that merchants pay to the processors who, in turn, share that revenue with us and other card-issuing banks for processing electronic payment transactions. Interchange fees represent the portion of the debit card transaction amount that the card issuer retains to compensate it for processing transactions and providing rewards. Interchange fees are settled and recognized on a daily or monthly basis. Interchange fees are included with noninterest income and recorded net of related expenses as the Bank acts as an agent, introducing the customer transactions to the processor.

Summary of Significant Accounting Policies—Specific to Production of Oil and Natural Gas Reserves Operations

Use of Estimates

Significant items subject to estimates and assumptions include, the proved oil, and natural gas and NGL reserves used in the valuation of oil and gas properties, asset retirement obligations, fair value of derivatives and revenue accruals. It is possible these estimates could be revised in the near term and these revisions could be material.

The Company's estimates of oil, natural gas and NGL reserves are, by necessity, projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data, as well as the projection of future rates of production. Reserve engineering is a subjective process of estimating underground accumulations of oil, natural gas, and NGL that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil, natural gas and NGL reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effect of regulations by governmental agencies, and assumptions governing future oil, natural gas, and NGL prices, future operating costs, severance taxes, and workover costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of expected oil, natural gas, and NGL attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity of the reserves, which could affect the carrying value of the Company's oil, natural gas, and NGL properties and/or the rate of depletion related to the oil, natural gas, and NGL properties.

Accounts Receivable

The Company's oil and gas related accounts receivable primarily consists of oil, natural gas and NGL receivables and joint interest billings to our partners for their share of expenses on projects for which we are the operator. These balances are generated when estimating and accruing for expected oil, natural gas and NGL sales, upon receipt of oil, natural gas and NGL sales and when our cost is cutback to our joint interest partners. The oil and gas related accounts receivable balance is included in "Interest receivable and other assets" on the consolidated balances sheets.

Additionally, due to the creditworthiness of our purchasers, we do not have any allowance for doubtful accounts recorded and do not expect to write off any portion of our oil and gas related accounts receivable.

Accounts Payable

The Company's oil and gas related accounts payable balance primarily consists of trade payables owed to vendors that provide services and equipment for the wells and assets that we operate. The oil and gas related accounts payable balance is included in "Interest payable and other liabilities" on the consolidated balances sheets.

Revenue Recognition

We recognize revenue from the sale of oil, natural gas and NGLs in the period that the performance obligations are satisfied in accordance with ASC 606. Our performance obligations are primarily comprised of the delivery of oil, natural gas or NGLs at a delivery point (pipeline, railcar or truck). Each barrel of oil, MMBtu of natural gas or other unit of measure is separately identifiable and represents a distinct performance obligation to which the transaction price is allocated. The transaction price used to recognize revenue is a function of the contract billing terms. Revenue is invoiced, if required, by calendar month based on volumes at contractually based rates with payment typically received within 30 days of the end of the production month. Performance obligations are satisfied at a point in time once control of the product has been transferred to the customer through monthly delivery of oil, natural gas and NGLs. Revenue from the sale of oil, natural gas and NGLs is included in "Other" noninterest income on the consolidated statements of comprehensive income, and taxes assessed by governmental authorities on oil, natural gas and NGL sales are included in "Other" noninterest expense on the consolidated statements of comprehensive income.

Oil and Gas Property (Successful Efforts Method of Accounting)

The Company uses the successful efforts method of accounting for its oil and gas production activities. Costs incurred by the Company related to the acquisition of oil and gas properties and the cost of drilling development wells are capitalized. Costs incurred to maintain wells and related equipment, delay rentals, lease and well operating costs are charged to expense as incurred. Gains and losses arising from sales of production are generally included in the consolidated statements of comprehensive income.

Capitalized acquisition costs attributable to proved oil and gas properties are depleted by formation or field using the unit-of-production method based on proved reserves. Capitalized development costs, including asset retirement obligations, are amortized by producing unit, based on proved developed producing reserves. Depletion, depreciation, and amortization expense related to proved oil and gas properties was $2.7 million and $3.6 million for the years ended December 31, 2024 and December 31, 2023, respectively, and is included in "Other" noninterest expense on the consolidated statements of comprehensive income.

Capitalized costs are evaluated for impairment in accordance with FASB ASC Topic 360, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC Topic 360), whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable.

The fair values of proved properties are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of proved properties include estimates of: (i) reserves; (ii) future operating; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The underlying commodity prices embedded in the Company's estimated cash flows are the product of a process that begins with applicable forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that Company management believes will impact realizable prices.

To determine if a depletable unit is impaired, the carrying value of the depletable unit is compared to the undiscounted future net cash flows by applying management's estimates of future oil and gas prices to the estimated future production of oil and gas reserves over the economic life of the property and deducting future costs. Future net cash flows are based upon third party reservoir engineers' estimates of proved reserves and internal management estimates for probable and possible reserves. For a property determined to be impaired, an impairment loss equal to the difference between the carrying value and the estimated fair value of the impaired property will be recognized. Fair value, on a depletable unit basis, is estimated to be the present value of the aforementioned expected future net cash flows. Each part of this calculation is subject to a large degree of judgment, including the determination of the depletable units' estimated reserves, future net cash flows and fair value. No impairment expense recorded for the year ended December 31, 2024.

There were no costs of unproved properties at December 31, 2024, and during the year ended December 31, 2024, the Company recognized no abandonment expense.

Asset Retirement Obligation

The Company follows the provisions of ASC 410, Asset Retirement Obligations, which requires recognition of liabilities for retirement obligations associated with tangible long-lived assets, such as producing well sites when there is a legal obligation associated with the retirement of such assets and the amount can be reasonably estimated. The initial measurement of an asset retirement obligation is recorded as a liability at its fair value, with an offsetting asset retirement cost recorded as an increase to the associated property and equipment on the consolidated balance sheet. When the assumptions used to estimate a recorded asset retirement obligation change, a revision is recorded to both the asset retirement obligation and the asset retirement cost. The asset retirement cost is depreciated using a systematic and rational method similar to that used for the associated property and equipment. The Company's asset retirement obligations relate to the plugging, dismantlement, removal, site reclamation and similar activities of its oil and natural gas properties. The asset retirement obligation balance is included in ''interest payable and other liabilities'' on the consolidated of balance sheets.

Fair Value Measurements

All derivatives are recognized on the consolidated balance sheet and are measured at fair value using mark-to-market accounting.

Derivatives

During 2023, the Company entered into a certain oil derivative position. The Company primarily utilizes oil swap contracts to (i) reduce the effect of price volatility on the commodities the Company produces and sells or consumes, and (ii) reduce commodity price risk associated with certain capital projects.

By using derivative financial instruments to economically hedge exposures to changes in commodity prices, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk. The Company is not required to post any collateral. The Company does not receive collateral from its counterparties. The Company does not apply hedge accounting to any of its derivative instruments as defined under accounting guidance.

The Company nets derivative assets and liabilities by commodity where legal right to such netting exists. Therefore, the Company's derivatives are presented on a net basis on the consolidated balance sheets in ''Interest receivable and other assets'' or ''Interest payable and other liabilities''. Unrealized and realized gains or losses are recognized in ''Other'' noninterest income on the consolidated statements of comprehensive income.

With respect to its derivatives, the Company recognized an unrealized loss of $0.1 million and an unrealized gain of $0.1 million for the years ended December 31, 2024 and December 31, 2023, respectively, and recognized a realized loss of $0.2 million and $0 for the years ended December 31, 2024, and December 31, 2023, respectively.

Recent Accounting Pronouncements

Standards Adopted During Current Period:

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (''ASU 2023-07''), which expands reportable segment disclosure requirements through enhanced disclosures about significant segment expenses. The amendments in this update introduce a new requirement to disclose significant segment expenses regularly provided to the chief operating decision maker, extend certain annual disclosures to interim periods, clarify that single reportable segment entities must apply Topic 280 in its entirety, permit more than one measure of segment profit or loss to be reported under certain conditions and require disclosure of the title and position of the chief operating decision maker. ASU 2023-07 is effective for public business entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company has evaluated the impact of adopting ASU 2023-07 and concluded the impact to be immaterial on its consolidated financial position, results of operations, or disclosures. See Note 1 for the corresponding segments disclosure.

Standards Not Yet Adopted:

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This ASU clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments are effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years. The Company does not currently have any convertible debt instruments; therefore, the Company does not expect the adoption of this ASU to have a material impact on its consolidated financial position, results of operations, or disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. This ASU requires public business entities to disclose disaggregated information about certain expense captions, including compensation costs, depreciation and amortization, advertising costs, shipping and handling costs, and research and development costs, in the notes to their financial statements. The amendments are effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial position, results of operations, or disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (''ASU 2023-09''), primarily focused on income tax disclosures regarding effective tax rates and cash income taxes paid. ASU 2023-09 requires public business entities, on an annual basis, to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income by the applicable statutory income tax rate). ASU 2023-09 is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2024, with early adoption permitted. The Company has evaluated the impact of adopting ASU 2023-09 and concluded that the adoption impact is not material as it will primarily result in expanded income tax disclosures in the notes to the financial statements.

Legislative and Regulatory Developments

In April 2020, the Company began originating loans to qualified small businesses under the Paycheck Protection Program (PPP) administered by the Small Business Administration (SBA). PPP loans are fully guaranteed by the SBA and thus have a zero percent risk weight under applicable risk-based capital rules. The Company had no PPP loans as of December 31, 2024. As of December 31, 2023, the Company had one PPP loan with a balance of $2.0 million. The Company recognized $0 in fee income during the year ended December 31, 2024, with $0 remaining to be recognized, as compared to $50,000 recognized and $0 to be recognized as of December 31, 2023.

Bank7 Corp.
Notes to Consolidated Financial Statements

Subsequent Events

The Company evaluated subsequent events through the date the consolidated financial statements were issued. There were no subsequent events requiring recognition or disclosure.

Note 2: Recent Events, Including Mergers and Acquisitions

Acquisition

On October 31, 2023, the Company entered into an asset purchase and sale agreement, effective September 1, 2023, to acquire proven oil and natural gas properties from HB2 Origination, LLC, which consisted of nine wells in formations in four counties in Texas for $15.4 million in cash. On November 17, 2023, the transaction closed for a total purchase price of $15.1 million, after closing adjustments. As a part of the purchase, the Company assumed asset retirement obligations of $0.4 million that were included in "interest payable and other liabilities" on the consolidated balance sheets as of December 31, 2023. The acquisition was considered an asset acquisition and did not meet the definition of a business under ASC 805, Business Combinations. Additionally, transaction costs of $1.4 million were capitalized into oil and gas properties related to this acquisition. The purchase price and related asset retirement obligations were allocated based on the relative fair values of the assets acquired and $1.7 million was allocated to proved leasehold costs while the remaining $15.4 million was allocated to "interest receivable and other assets" on the consolidated balance sheets.

As of December 31, 2024, the Company had oil and gas assets and related receivables of $12.1 million included in "interest receivable and other assets" on the consolidated balance sheets, assets retirement obligations and oil and gas related liabilities of $0.9 million included in "interest payable and other liabilities" on the consolidated balance sheets, oil and gas related revenues of $8.5 million included in "Other" noninterest income on the consolidated statements of comprehensive income, and oil and gas related expenses of $4.8 million included in "Other" noninterest expense on the consolidated statements of comprehensive income.

As of December 31, 2023, the Company had oil and gas assets and related receivables of $16.8 million included in "interest receivable and other assets" on the consolidated balance sheets, assets retirement obligations and oil and gas related liabilities of $1.3 million included in "interest payable and other liabilities" on the consolidated balance sheets, oil and gas related revenues of $6.0 million included in "Other" noninterest income on the consolidated statements of comprehensive income, and oil and gas related expenses of $4.8 million included in "Other" noninterest expense on the consolidated statements of comprehensive income.

Note 3: Restriction on Cash and Due from Banks

On March 26, 2020, the Federal Reserve Board reduced reserve requirement ratios to zero percent, effectively eliminating reserve requirements for all depository institutions. There was no reserve requirement as of December 31, 2024.

Note 4: Earnings per Share

Basic earnings per common share represents the amount of earnings for the period available to each share of common stock outstanding during the reporting period. Basic EPS is computed based upon net income divided by the weighted average number of common shares outstanding during the year.

Diluted EPS represents the amount of earnings for the period available to each share of common stock outstanding including common stock that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during each reporting period. Diluted EPS is computed based upon net income dividend by the weighted average number of commons shares outstanding during each period, adjusted for the effect of dilutive potential common shares, such as restricted stock awards and nonqualified stock options, calculated using the treasury stock method.

The following table shows the computation of basic and diluted earnings per share:

	As of and for the Years ended December 31,		
	2024	2023	2022
(Dollars in thousands, except per share amounts)			
Numerator			
Net income	$ 45,698	$ 28,275	$ 29,638
Denominator			
Weighted-average shares outstanding for basic earnings per share	9,290,051	9,161,565	9,101,523
Dilutive effect of stock compensation[1]	157,700	102,742	103,193
Denominator for diluted earnings per share	9,447,751	9,264,307	9,204,716
Earnings per common share			
Basic	$ 4.92	$ 3.09	$ 3.26
Diluted	$ 4.84	$ 3.05	$ 3.22

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(1) The following have not been included in diluted earnings per share because to do so would have been antidilutive for the periods presented: Nonqualified stock options outstanding of 0, 5,000, and 5,000 as of December 31, 2024, 2023, and 2022, respectively; Restricted stock units outstanding of 0, 156,186, and 0 as of December 31, 2024, 2023, and 2022, respectively.

Note 5: Debt Securities

The following table summarizes the amortized cost and fair value of debt securities available-for-sale at December 31, 2024 and December 31, 2023, and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale as of December 31, 2024				
U.S. Federal agencies	$ 64	$—	$ —	$ 64
Mortgage-backed securities[1][2]	33,704	—	(3,508)	30,196
State and political subdivisions	21,156	—	(1,430)	19,726
U.S. Treasuries	6,021	—	(695)	5,326
Corporate debt securities	5,500	—	(871)	4,629
Total available-for-sale	66,445	—	(6,504)	59,941
Total debt securities	66,445	—	(6,504)	59,941

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale as of December 31, 2023				
U.S. Federal agencies	$ 138	$—	$ (3)	$ 135
Mortgage-backed securities[1][2]	38,465	—	(3,963)	34,502
State and political subdivisions	27,368	—	(1,512)	25,856
U.S. Treasuries	106,030	—	(1,373)	104,657
Corporate debt securities	5,500	—	(1,163)	4,337
Total available-for-sale	177,501	—	(8,014)	169,487
Total debt securities	177,501	—	(8,014)	169,487

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(1) All of our mortgage-backed securities and collateralized mortgage obligations are issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored entities.

(2) Included in amortized cost of mortgage-backed securities is $21.97 million and $24.80 million of residential mortgage-backed securities and $11.73 million and $13.67 million of commercial mortgage-backed securities as of December 31, 2024 and December 31, 2023, respectively.

The amortized cost and estimated fair value of investment securities at December 31, 2024 and December 31, 2023, by contractual maturity, are shown below. The expected life of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay the underlying mortgage loans with or without call or prepayment penalties.

(in thousands)	Amortized Cost	Fair Value
Available-for-sale as of December 31, 2024		
Due in one year or less	$ 2,061	$ 2,028
Due after one year through five years	16,345	15,315
Due after five years through ten years	14,335	12,402
Due after ten years	—	—
Mortgage-backed securities	33,704	30,196
Total available-for-sale	66,445	59,941

(in thousands)	Amortized Cost	Fair Value
Available-for-sale as of December 31, 2023		
Due in one year or less	$105,944	$105,186
Due after one year through five years	15,654	14,675
Due after five years through ten years	17,276	14,980
Due after ten years	162	144
Mortgage-backed securities	38,465	34,502
Total available-for-sale	177,501	169,487

As of December 31, 2024, there were no holdings of securities in an amount greater than 10% of stockholders equity. As of December 31, 2023, there was one holding of securities of issuers in an amount greater than 10% of stockholders equity, a U.S. Treasury note with a fair value of $99.3 million.

The following table presents a summary of realized gains and losses from the sale, prepayment and call of debt securities for the year ended December 31, 2024 and December 31, 2023.

	Year Ended December 31,	
	2024	2023
(in thousands)		
Proceeds from sales, maturities, prepayments and calls	$195,692	$7,422
Gross realized losses on sales, prepayments and calls	$ (6)	$ (16)
Total realized (losses), net	$ (6)	$ (16)

The following table details book value of pledged securities as of December 31, 2024 and December 31, 2023:

	Year Ended December 31,	
(in thousands)	2024	2023
Book value of pledged securities	$19,071	$121,283

The following table details gross unrealized losses and fair values of investment securities aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2024 and December 31, 2023. As of December 31, 2024, the Company had the ability and intent to hold the debt securities classified as available-for-sale for a period of time sufficient for a recovery of cost. The unrealized losses are due to increases in market interest rates over the yields available at the time the underlying debt securities were purchased and acquired. The fair value of those debt securities having unrealized losses is expected to recover as the securities approach their maturity date or repricing date, or if market yields for such investments decline. Management has no intent or requirement to sell before the recovery of the unrealized loss; therefore, no impairment loss was realized in the Company's consolidated statement of comprehensive income.

	Less than Twelve Months		Twelve Months or Longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
(in thousands)						
Available-for-sale as of December 31, 2024						
U.S. Federal agencies	$ —	$—	$ 64	$ —	$ 64	$ —
Mortgage-backed securities	—	—	30,196	(3,508)	30,196	(3,508)
State and political subdivisions[1]	499	—	19,227	(1,430)	19,726	(1,430)
U.S. Treasuries	—	—	5,326	(695)	5,326	(695)
Corporate debt securities[2]	—	—	4,629	(871)	4,629	(871)
Total available-for-sale	$499	$—	$59,442	$(6,504)	$59,941	$(6,504)

	Less than Twelve Months		Twelve Months or Longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
(in thousands)						
Available-for-sale as of December 31, 2023						
U.S. Federal agencies	$ —	$ —	$ 135	$ (3)	$ 135	$ (3)
Mortgage-backed securities	—	—	34,502	$(3,963)	34,502	(3,963)
State and political subdivisions[1]	1,160	(5)	24,696	$(1,507)	25,856	(1,512)
U.S. Treasuries	—	—	104,657	$(1,373)	104,657	(1,373)
Corporate debt securities[2]	—	(195)	4,337	$ (968)	4,337	(1,163)
Total available-for-sale	$1,160	$(200)	$168,327	$(7,814)	$169,487	$(8,014)

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(1) Of our state and political subdivision securities, $17.83 million and $22.84 million are rated BBB+ or better and $1.90 million and $3.02 million are not rated as of December 31, 2024 and December 31, 2023, respectively.

(2) Our corporate debt securities are not rated.

Note 6: Loans and Allowance for Credit Losses

A summary of loans at December 31, 2024 and December 31, 2023, are as follows (dollars in thousands):

	December 31,	
	2024	2023
Construction & development	$ 167,685	$ 137,206
1 - 4 family real estate	121,047	100,576
Commercial real estate - other	511,304	518,622
Total commercial real estate	$ 800,036	$ 756,404
Commercial & industrial	507,023	526,185
Agricultural	77,922	66,495
Consumer	14,312	14,517
Gross loans	1,399,293	1,363,601

	December 31,	
	2024	**2023**
Less allowance for credit losses	(17,918)	(19,691)
Less deferred loan fees	(1,910)	(2,762)
Net loans	$1,379,465	$1,341,148

Included in the commercial & industrial loan balances are $0 and $2.0 million of loans that were originated under the SBA PPP program as of December 31, 2024 and December 31, 2023, respectively.

On January 1, 2023, the Company adopted ASU 2016-13, which replaces the incurred loss methodology for determining its provision for credit losses and allowance for credit losses with an expected loss methodology that is referred to as the CECL model. See Note (1) for additional information regarding the factors that influenced the Company's current estimate of expected credit losses. Upon adoption, the allowance for credit losses was increased by $250,000 and $500,000 for loans and unfunded commitments, respectively, with no impact to the consolidated statement of income. Subsequent to the adoption of ASU 2016-13, the Company recorded a $21.2 million and ($36,000) provision for credit losses related to loans and unfunded commitments, respectively, for the twelve months of 2023 utilizing the newly adopted CECL methodology.

The following table presents, by portfolio segment, the activity in the allowance for credit losses for the years ended December 31, 2024, 2023, and 2022 (dollars in thousands):

	Construction & Development	1 - 4 Family Real Estate	Commercial Real Estate - Other	Commercial & Industrial	Agricultural	Consumer	Total
December 31, 2024							
Loans							
Balance, beginning of period	$1,417	$1,271	$6,889	$ 9,237	$ 628	$249	$19,691
Charge-offs	—	—	(275)	(2,000)	—	—	(2,275)
Recoveries	—	—	—	495	7	—	502
Net (charge-offs) recoveries	—	—	(275)	(1,505)	7	—	(1,773)
Provision (credit) for credit losses	(194)	42	378	(935)	471	238	—
Balance, end of period	$1,223	$1,313	$6,992	$ 6,797	$1,106	$487	$17,918
Unfunded Commitments							
Balance, beginning of period	$ 158	$ 4	$ 8	$ 280	$ 11	$ 3	$ 464
Provision (credit) for credit losses	44	2	1	(50)	3	—	—
Balance, end of period	$ 202	$ 6	$ 9	$ 230	$ 14	$ 3	$ 464
Total Allowance for Credit Losses	$1,425	$1,319	$7,001	$ 7,027	$1,120	$490	$18,382
Total Provision for Credit Losses	$ (150)	$ 44	$ 379	$ (985)	$ 474	$238	$ —

	Construction & Development	1 - 4 Family Real Estate	Commercial Real Estate - Other	Commercial & Industrial	Agricultural	Consumer	Total
December 31, 2023							
Loans							
Balance, beginning of period	$1,889	$ 890	$5,080	$ 5,937	$ 765	$173	$ 14,734
Impact of CECL adoption	44	(138)	(168)	716	(149)	(55)	250
Charge-offs	—	—	—	(16,500)	(7)	(17)	(16,524)
Recoveries	—	—	—	40	2	8	50
Net (charge-offs) recoveries	—	—	—	(16,460)	(5)	(9)	(16,474)

	Construction & Development	1 - 4 Family Real Estate	Commercial Real Estate - Other	Commercial & Industrial	Agricultural	Consumer	Total
Provision (credit) for credit losses	(516)	519	1,977	19,044	17	140	21,181
Balance, end of period	$1,417	$1,271	$6,889	$ 9,237	$628	$249	$19,691
Unfunded Commitments							
Balance, beginning of period	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Impact of CECL adoption . .	171	4	24	274	25	2	500
Provision (credit) for credit losses	(13)	—	(16)	6	(14)	1	(36)
Balance, end of period	$ 158	$ 4	$ 8	$ 280	$ 11	$ 3	$ 464
Total Allowance for Credit Losses	$1,575	$1,275	$6,897	$ 9,517	$639	$252	$20,155
Total Provision for Credit Losses	$ (529)	$ 519	$1,961	$19,050	$ 3	$141	$21,145

	Construction & Development	1 - 4 Family Real Estate	Commercial Real Estate - Other	Commercial & Industrial	Agricultural	Consumer	Total
December 31, 2022							
Balance, beginning of period . .	$1,695	$630	$3,399	$3,621	$730	$241	$10,316
Charge-offs	—	—	—	(2)	(50)	(22)	(74)
Recoveries.	—	—	—	10	4	10	24
Net (charge-offs) recoveries	—	—	—	8	(46)	(12)	(50)
Provision (credit) for credit losses	194	260	1,681	2,308	81	(56)	4,468
Balance, end of period	$1,889	$890	$5,080	$5,937	$765	$173	$14,734

Internal Risk Categories

Each loan segment is made up of loan categories possessing similar risk characteristics.

Risk characteristics applicable to each segment of the loan portfolio are described as follows:

Real Estate – The real estate portfolio consists of residential and commercial properties. Residential loans are generally secured by owner occupied 1–4 family residences. Repayment of these loans is primarily dependent on the personal income and credit rating of the borrowers. Credit risk in these loans can be impacted by economic conditions within the Company's market areas that might impact either property values or a borrower's personal income. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers. Commercial real estate loans in this category typically involve larger principal amounts and are repaid primarily from the cash flow of a borrower's principal business operation, the sale of the real estate or income independent of the loan purpose. Credit risk in these loans is driven by the creditworthiness of a borrower, property values, the local economy and other economic conditions impacting a borrower's business or personal income.

Commercial & Industrial – The commercial portfolio includes loans to commercial customers for use in financing working capital needs, equipment purchases and expansions. The loans in this category are repaid primarily from the cash flow of a borrower's principal business operation. Credit risk in these loans is driven by creditworthiness of a borrower and the economic conditions that impact the cash flow stability from business operations.

Agricultural – Loans secured by agricultural assets are generally made for the purpose of acquiring land devoted to crop production, cattle or poultry or the operation of a similar type of business on the secured property. Sources of repayment for these loans generally include income generated from operations of a business on the property, rental income or sales of the property. Credit risk in these loans may be impacted by crop and commodity prices, the creditworthiness of a borrower, and changes in economic conditions which might affect underlying property values and the local economies in the Company's market areas.

Consumer – The consumer loan portfolio consists of various term and line of credit loans such as automobile loans and loans for other personal purposes. Repayment for these types of loans will come from a borrower's income sources that are typically independent of the loan purpose. Credit risk is driven by consumer economic factors, such as unemployment and general economic conditions in the Company's market area and the creditworthiness of a borrower.

Loan grades are numbered 1 through 4. Grade 1 is considered satisfactory. The grades of 2 and 3, or Watch and Special Mention, respectively, represent loans of lower quality and are considered criticized. Grade of 4, or Substandard, refers to loans that are classified.

- Grade 1 (Pass) – These loans generally conform to Bank policies, and are characterized by policy conforming advance rates on collateral, and have well-defined repayment sources. In addition, these credits are extended to Borrowers and/or Guarantors with a strong balance sheet and either substantial liquidity or a reliable income history.

- Grade 2 (Watch) – These loans are still considered "Pass" credits; however, various factors such as industry stress, material changes in cash flow or financial conditions, or deficiencies in loan documentation, or other risk issues determined by the Lending Officer, Commercial Loan Committee (CLC), or Credit Quality Committee (CQC) warrant a heightened sense and frequency of monitoring.

- Grade 3 (Special Mention) – These loans must have observable weaknesses or evidence of imprudent handling or structural issues. The weaknesses require close attention and the remediation of those weaknesses is necessary. No risk of probable loss exists. Credits in this category are expected to quickly migrate to a "2" or a "4" as this is viewed as a transitory loan grade.

- Grade 4 (Substandard) – These loans are not adequately protected by the sound worth and debt service capacity of the Borrower, but may be well secured. They have defined weaknesses relative to cash flow, collateral, financial condition, or other factors that might jeopardize repayment of all of the principal and interest on a timely basis. There is the possibility that a future loss will occur if weaknesses are not remediated.

The Company evaluates the definitions of loan grades and the allowance for loan losses methodology on an ongoing basis. No changes were made to either during the period ended December 31, 2024.

The following table presents the amortized cost of the Company's loan portfolio with the gross charge-offs for the twelve months ended by year of origination based on internal rating category as of December 31, 2024 (dollars in thousands):

As of December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Construction & development								
Grade								
1 (Pass)	$ 40,129	$ 6,197	$ 2,042	$ 370	$ 104	$ 111	$116,910	$ 165,863
2 (Watch)	—	—	—	—	—	—	—	—
3 (Special Mention)	1,259	—	—	—	—	—	—	1,259
4 (Substandard)	563	—	—	—	—	—	—	563
Total construction & development	41,951	6,197	2,042	370	104	111	116,910	167,685
Current-period gross charge-offs	—	—	—	—	—	—	—	—
1 - 4 family real estate								
Grade								
1 (Pass)	56,013	31,274	13,488	6,381	3,729	1,920	8,242	121,047
2 (Watch)	—	—	—	—	—	—	—	—
3 (Special Mention)	—	—	—	—	—	—	—	—
4 (Substandard)	—	—	—	—	—	—	—	—
Total 1 - 4 family real estate	56,013	31,274	13,488	6,381	3,729	1,920	8,242	121,047
Current-period gross charge-offs	—	—	—	—	—	—	—	—
Commercial real estate - other								
Grade								
1 (Pass)	124,421	141,303	137,497	18,352	14,589	5,323	57,350	498,835
2 (Watch)	—	—	—	—	—	—	—	—
3 (Special Mention)	7,493	—	—	—	—	—	—	7,493
4 (Substandard)	4,426	447	—	—	—	103	—	4,976
Total Commercial real estate - other	136,340	141,750	137,497	18,352	14,589	5,426	57,350	511,304
Current-period gross charge-offs	—	275	—	—	—	—	—	275
Commercial and industrial								
Grade								
1 (Pass)	126,745	78,446	41,532	3,608	1,049	3,736	238,396	493,512
2 (Watch)	—	—	—	—	—	—	—	—
3 (Special Mention)	558	—	—	—	—	—	3,259	3,817
4 (Substandard)	9,417	—	—	—	—	—	277	9,694
Total Commercial and industrial	136,720	78,446	41,532	3,608	1,049	3,736	241,932	507,023
Current-period gross charge-offs	—	2,000	—	—	—	—	—	2,000
Agriculural								
Grade								
1 (Pass)	31,491	6,308	4,741	6,135	1,823	1,140	23,258	74,896
2 (Watch)	—	—	—	—	—	—	—	—
3 (Special Mention)	201	—	—	—	1,831	—	994	3,026
4 (Substandard)	—	—	—	—	—	—	—	—
Total agriculural	31,692	6,308	4,741	6,135	3,654	1,140	24,252	77,922
Current-period gross charge-offs	—	—	—	—	—	—	—	—
Consumer								
Grade								
1 (Pass)	4,904	1,866	771	1,358	1,689	2,020	1,704	14,312
2 (Watch)	—	—	—	—	—	—	—	—
3 (Special Mention)	—	—	—	—	—	—	—	—
4 (Substandard)	—	—	—	—	—	—	—	—
Total consumer	4,904	1,866	771	1,358	1,689	2,020	1,704	14,312
Current-period gross charge-offs	—	—	—	—	—	—	—	—
Total loans held for investment	$407,620	$265,841	$200,071	$36,204	$24,814	$14,353	$450,390	$1,399,293
Total current-period gross charge-offs	$ —	$ 2,275	$ —	$ —	$ —	$ —	$ —	$ 2,275

The following table presents the amortized cost of the Company's loan portfolio with the gross charge-offs for the twelve months ended by year of origination based on internal rating category as of December 31, 2023 (dollars in thousands):

As of December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Total
Construction & development								
Grade								
1 (Pass)	$ 26,915	$ 2,266	$ 3,182	$ 201	$ 98	$ 44	$103,711	$ 136,417
2 (Watch)	—	—	—	—	—	—	—	—
3 (Special Mention)	563	—	—	—	—	—	226	789
4 (Substandard)	—	—	—	—	—	—	—	—
Total construction & development	27,478	2,266	3,182	201	98	44	103,937	137,206
Current-period gross charge-offs	—	—	—	—	—	—	—	—
1 - 4 family real estate								
Grade								
1 (Pass)	48,275	22,573	13,305	3,928	1,808	1,069	9,618	100,576
2 (Watch)	—	—	—	—	—	—	—	—
3 (Special Mention)	—	—	—	—	—	—	—	—
4 (Substandard)	—	—	—	—	—	—	—	—
Total 1 - 4 family real estate	48,275	22,573	13,305	3,928	1,808	1,069	9,618	100,576
Current-period gross charge-offs	—	—	—	—	—	—	—	—
Commercial real estate - other								
Grade								
1 (Pass)	187,086	153,764	32,641	36,278	2,613	4,043	86,370	502,795
2 (Watch)	—	—	—	—	—	—	—	—
3 (Special Mention)	14,612	—	—	—	—	1,089	—	15,701
4 (Substandard)	—	—	—	—	—	126	—	126
Total Commercial real estate - other	201,698	153,764	32,641	36,278	2,613	5,258	86,370	518,622
Current-period gross charge-offs	—	—	—	—	—	—	—	—
Commercial and industrial								
Grade								
1 (Pass)	162,156	59,265	38,093	2,777	1,706	4,059	217,377	485,433
2 (Watch)	—	—	—	—	—	—	4,094	4,094
3 (Special Mention)	4,151	—	—	—	—	—	1,616	5,767
4 (Substandard)	20,660	7,937	98	8	—	—	2,188	30,891
Total Commercial and industrial	186,967	67,202	38,191	2,785	1,706	4,059	225,275	526,185
Current-period gross charge-offs	16,500	—	—	—	—	—	—	16,500
Agriculural								
Grade								
1 (Pass)	9,283	5,789	23,205	4,283	927	1,104	21,904	66,495
2 (Watch)	—	—	—	—	—	—	—	—
3 (Special Mention)	—	—	—	—	—	—	—	—
4 (Substandard)	—	—	—	—	—	—	—	—
Total agriculural	9,283	5,789	23,205	4,283	927	1,104	21,904	66,495
Current-period gross charge-offs	—	7	—	—	—	—	—	7
Consumer								
Grade								
1 (Pass)	4,415	1,545	2,171	2,554	663	1,819	1,270	14,437
2 (Watch)	—	—	—	—	—	—	—	—
3 (Special Mention)	—	—	—	—	—	—	—	—
4 (Substandard)	—	—	—	—	—	80	—	80
Total consumer	4,415	1,545	2,171	2,554	663	1,899	1,270	14,517
Current-period gross charge-offs	17	—	—	—	—	—	—	17
Total loans held for investment	$478,116	$253,139	$112,695	$50,029	$7,815	$13,433	$448,374	$1,363,601
Total current-period gross charge-offs	$ 16,517	$ 7	$ —	$ —	$ —	$ —	$ —	$ 16,524

Aged Analysis of Past Due Loans Receivable

The following table presents the Company's loan portfolio aging analysis of the recorded investment in loans as of December 31, 2024 and December 31, 2023 (dollars in thousands):

	Past Due						
	30–59 Days	60–89 Days	Greater than 90 Days	Total	Current	Total Loans	Total Loans > 90 Days & Accruing
December 31, 2024							
Construction & development	$ —	$ —	$ —	$ —	$ 167,685	$ 167,685	$ —
1 - 4 family real estate	—	—	—	—	121,047	121,047	—
Commercial real estate - other	103	—	3,426	3,529	507,775	511,304	—
Commercial & industrial	403	5	—	408	506,615	507,023	—
Agricultural	—	—	—	—	77,922	77,922	—
Consumer	97	—	—	97	14,215	14,312	—
Total	$603	$ 5	$ 3,426	$ 4,034	$1,395,259	$1,399,293	$ —
December 31, 2023							
Construction & development	$ —	$ —	$ —	$ —	$ 137,206	$ 137,206	$ —
1 - 4 family real estate	—	—	—	—	100,576	100,576	—
Commercial real estate - other	—	—	—	—	518,622	518,622	—
Commercial & industrial[(1)]	472	10,969	9,946	21,387	504,798	526,185	9,946
Agricultural	—	—	—	—	66,495	66,495	—
Consumer[(2)]	—	27	80	107	14,410	14,517	80
Total	$472	$10,996	$10,026	$21,494	$1,342,107	$1,363,601	$10,026

(1) The $9.95 million that is greater than 90 days past due as of December 31, 2023, primarily consists of a single borrower that is well collateralized and for which collection is being diligently pursued.

(2) The $80,000 that is greater than 90 days past due The $80,000 that is greater than 90 days past due as of December 31, 2023, consists of a single borrower that is well secured and for which collection is being diligently pursued.

Nonaccrual Loans

The following table presents information regarding nonaccrual loans as of December 31, 2024 and December 31, 2023 (dollars in thousands):

	With an Allowance	No Allowance	Total Non-Accrual Loans	Related Allowance
December 31, 2024				
Construction & development	$ —	$ —	$ —	$ —
1 - 4 Family Real Estate	—	—	—	—
Commercial Real Estate - other	2,980	550	3,530	217
Commercial & industrial	83	3,557	3,640	83
Agricultural	—	—	—	—
Consumer	—	—	—	—
Total	$3,063	$4,107	$7,170	$300

	With an Allowance	No Allowance	Total Non-Accrual Loans	Related Allowance
December 31, 2023				
Construction & development	$ —	$ —	$ —	$ —
1 - 4 Family Real Estate	—	—	—	—
Commercial Real Estate - other	—	126	126	—
Commercial & industrial	10,255	8,560	18,815	2,147
Agricultural	—	—	—	—
Consumer	—	—	—	—
Total	$10,255	$8,686	$18,941	$2,147

Collateral Dependent Loans

A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. During the twelve months ended December 31, 2024 and December 31, 2023, no material amount of interest income was recognized on collateral-dependent loans subsequent to their classification as collateral-dependent. At a minimum, the estimated value of the collateral for loan equals the current book value.

The following table summarizes collateral-dependent gross loans held for investment by collateral type and the related specific allocation as follows (dollars in thousands):

	Collateral Type				Specific Allocation
	Real Estate	Business Assets	Other Assets	Total	
December 31, 2024					
Construction & development	$ —	$ 563	$—	$ 563	$ —
1 - 4 Family Real Estate	—	—	—	—	—
Commercial Real Estate - other	4,426	550	—	4,976	217
Commercial & industrial	—	9,609	—	9,609	—
Agricultural	—	—	—	—	—
Consumer	—	—	—	—	—
Total	$4,426	$10,722	$—	$15,148	$217

	Collateral Type				Specific Allocation
	Real Estate	Business Assets	Other Assets	Total	
December 31, 2023					
Construction & development	$ —	$ —	$ —	$ —	$ —
1 - 4 Family Real Estate	—	—	—	—	—
Commercial Real Estate - other	126	—	—	126	—
Commercial & industrial	—	20,848	9,932	30,780	2,038
Agricultural	—	—	—	—	—
Consumer	27	—	80	107	—
Total	$153	$20,848	$10,012	$31,013	$2,038

Loan Modifications to Borrowers Experiencing Financial Difficulty

As part of the Company's ongoing risk management practices, the Company attempts to work with borrowers experiencing financial difficulty and when necessary to extend or modify loan terms to better align with their current ability to repay. Modifications could include extension of the maturity date, reductions of the interest rate, reduction or forgiveness of accrued interest, or principal forgiveness. Combinations of these modifications may also be made for individual loans. Extensions and modifications to loans are made in accordance with internal policies and guidelines which conform to regulatory guidance. Principal reductions may be made in limited circumstances, typically for specific commercial loan workouts, and in the event of borrower bankruptcy. Each occurrence is unique to the borrower and is evaluated separately.

The assessment of whether a borrower is experiencing financial difficulty can be subjective in nature and management's judgment may be required in making this determination. The Company may determine that a borrower is experiencing financial difficulty if the borrower is currently in default on any of its debt, or if it is probable that a borrower may default in the foreseeable future absent a modification. Many aspects of a borrower's financial situation are assessed when determining whether they are experiencing financial difficulty.

During the twelve months ended December 31, 2024, the Company modified a single commercial real estate loan to a borrower who was experiencing financial difficulty, which included a term extension and interest rate reduction in exchange for credit enhancements. The loan had a period-end amortized cost basis of $2.7 million and represented 0.5% of the commercial real estate class of loans at December 31, 2024.

During the twelve months ended December 31, 2023, the Company modified a single commercial loan to a borrower who was experiencing financial difficulty, which included a term extension and payment of principal and interest deferral until the sale of collateral. The loan had a period-end amortized cost basis of $10.1 million and represented 1.9% of the commercial and industrial class of loans at December 31, 2023.

The Company closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. There were no loans to borrowers experiencing financial difficulty that had a payment default during the twelve months ended December 31, 2024 and were modified in the twelve months prior to default.

Note 7: Premises and Equipment

Major classifications of premises and equipment, stated at cost and net of accumulated depreciation are as follows (dollars in thousands):

| | December 31, | |
	2024	2023
Land, buildings and improvements	$21,458	$18,138
Furniture and equipment	3,123	2,625
Automobiles	897	976
	25,478	21,739
Less accumulated depreciation	(7,341)	(6,797)
Net premises and equipment	$18,137	$14,942

Note 8: Goodwill and Core Deposit Intangibles

The following is a summary of goodwill and intangible assets (dollars in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
As of December 31, 2024			
Goodwill	$ 8,688	$ (230)	$8,458
Core deposit intangibles	3,315	(2,437)	878
Total	$12,003	$(2,667)	$9,336

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
As of December 31, 2023			
Goodwill	$ 8,688	$ (230)	$8,458
Core deposit intangibles	3,315	(2,284)	1,031
Total	$12,003	$(2,514)	$9,489

Amortization expense for intangible assets totaled $153,000, $305,000 and $307,000 for the years ended December 31, 2024, 2023 and 2022, respectively. Estimated amortization expense for each of the remaining life is as follows (dollars in thousands):

2025	$125
2026	125
2027	125
2028	125
2029	125
Thereafter	253
Total	$878

Note 9: Interest-Bearing Deposits

The aggregate amount of interest-bearing time deposits in denominations that meet or exceed the insured limit were $92.3 million and $88.1 million at December 31, 2024 and 2023, respectively.

At December 31, 2024, the scheduled maturities of interest-bearing time deposits were as follows (dollars in thousands):

2025	$231,710
2026	5,944
2027	802
2028	490
Thereafter	209
Total	$239,155

Note 10: Income Taxes

The (benefit)/provision for income taxes for the years ended December 31, 2024, 2023 and 2022 consists of the following (dollars in thousands):

	Year Ended December 31,		
	2024	2023	2022
Federal:			
Current	$12,411	$8,490	$ 9,480
Deferred	(49)	(921)	(1,309)
Total federal tax provision	$12,362	$7,569	$ 8,171
State:			
Current	$ 2,275	$1,540	$ 1,562
Deferred	19	(161)	(101)
FIN48	—	—	(13)
Total state tax provision	$ 2,294	$1,379	$ 1,448
Total income tax provision	$14,656	$8,948	$ 9,619

Bank7 Corp.
Notes to Consolidated Financial Statements

The provision for income taxes for the years ended December 31, 2024, 2023 and 2022 differs from the federal rate of 21% due to the following:

	Year Ended December 31,		
	2024	**2023**	**2022**
Statutory U.S. Federal Income Tax	$12,675	$7,789	$8,244
Increase (decrease) resulting from:			
State Taxes	1,694	1,069	1,154
FIN 48 Activity	—	—	(13)
Other	287	90	234
Provision for income taxes	$14,656	$8,948	$9,619

Deferred tax assets (liabilities) included in other assets in the accompanying consolidated balance sheet consist of the following:

	Year Ended December 31,	
	2024	**2023**
Deferred tax assets:		
Allowance for credit losses	$ 4,364	$ 4,666
Non-accrual Loans	716	317
Deferred Compensation	496	347
Deferred Revenue	206	291
Discounts and premiums on assets acquired	15	15
Net unrealized loss on securities available for sale	1,281	1,651
Lease liabilities	443	471
Other	313	330
Total deferred tax assets	$ 7,834	$ 8,088
Deferred tax liabilities:		
Property and equipment	$ (899)	$ (940)
Intangible assets	(341)	(355)
Prepaid Expenses	(122)	(124)
Right of Use Asset	(413)	(464)
Net unrealized gains on securities available for sale	—	—
Other	(363)	(318)
Total deferred tax liabilities	$(2,138)	$(2,201)
Net deferred tax assets	$ 5,696	$ 5,887

In assessing the Company's ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize all benefits related to these deductible differences as of December 31, 2024.

The Company does not have any net operating loss or tax credit carryforwards as of December 31, 2024.

The Company is not presently under examination by the Internal Revenue Service or any state tax authority.

The Company establishes reserves for uncertain tax positions that reflect management's best estimate of deductions and credits that may not be sustained on a more-likely-than-not basis. Recognized income tax positions are measured at the largest amount that is considered greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. There were no uncertain tax positions as of December 31, 2024 and 2023, and there were no interest or penalties related to uncertain tax positions reflected in the consolidated statements of income for the years ended December 31, 2024, 2023, and 2022.

Note 11: Letters of Credit

The Bank has entered into an arrangement with the FHLB resulting in the FHLB issuing letters of credit on behalf of the Bank with the resulting beneficiary being certain public funds in connection with these deposits. Outstanding letters of credit to secure these public funds at December 31, 2024 and 2023 were $750,000 and $400,000, respectively. Loans with a collateral value of approximately $191.7 million and $159.6 million were used to secure the letters of credit at December 31, 2024 and 2023, respectively.

Note 12: Advances and Borrowings

The Bank has a blanket floating lien security agreement with a maximum borrowing capacity of $190.9 million and $159.2 million at December 31, 2024 and December 31, 2023, respectively, with the FHLB, under which the Bank is required to maintain collateral for any advances, including its stock in the FHLB, as well as qualifying first mortgage and other loans. The Bank had no advances from the FHLB at December 31, 2024 or 2023. The Bank had additional liquidity with the Federal Reserve Bank of $336.1 million and $0 as of December 31, 2024 and December 31, 2023, respectively.

Note 13: Shareholders' Equity

On October 28, 2021, the Company adopted a Repurchase Plan (the ''RP'') that authorizes the repurchase of up to 750,000 shares of the Company's stock. Stock repurchases under the RP take place pursuant to a Rule 10b5-1 Plan with pricing and purchasing parameters established by management. The RP expired on October 28, 2023. There were no share repurchases under this plan. On October 30, 2023, the Company adopted a new Repurchase Plan (the ''New RP'') that authorizes the repurchase of up to 750,000 shares of the Company's stock. Stock repurchases under the New RP will take place pursuant to a Rule 10b5-1 Plan with pricing and purchasing parameters established by management. There were no repurchases as of December 31, 2024.

A summary of the activity under the RP is as follows:

	Year Ended December 31,	
	2024	**2023**
Number of shares repurchased	—	—
Average price of shares repurchased	$ —	$ —
Shares remaining to be repurchased	750,000	750,000

The Company and Bank are subject to risk-based capital guidelines issued by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under GAAP, regulatory reporting requirements and regulatory capital standards. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Furthermore, the Company's and the Bank's regulators could require adjustments to regulatory capital not reflected in these financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the following table) of total, Tier I, and Common Equity capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2024, that the Company and Bank meet all capital adequacy requirements to which it is subject and maintains capital conservation buffers that allow the Company and Bank to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to certain executive officers.

Bank7 Corp.
Notes to Consolidated Financial Statements

As of December 31, 2024, the most recent notification from the Federal Deposit Insurance Corporation (FDIC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

In April 2020, we began originating loans to qualified small businesses under the PPP administered by the SBA. Federal bank regulatory agencies have issued an interim final rule that permits banks to neutralize the regulatory capital effects of participating in the Paycheck Protection Program Lending Facility (the "PPP Facility") and clarify that PPP loans have a zero percent risk weight under applicable risk-based capital rules. Specifically, a bank may exclude all PPP loans pledged as collateral to the PPP Facility from its average total consolidated assets for the purposes of calculating its leverage ratio, while PPP loans that are not pledged as collateral to the PPP Facility will be included.

The Company's and Bank's actual capital amounts and ratios are presented in the following table (dollars in thousands):

	Actual		Minimum Capital Requirements		With Capital Conservation Buffer		Minimum To Be Well Capitalized Under Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2024								
Total capital to risk-weighted assets								
Company	$227,229	15.21%	$119,489	8.00%	$156,830	10.50%	N/A	N/A
Bank	227,189	15.22%	119,408	8.00%	156,723	10.50%	$149,260	10.00%
Tier I capital to risk-weighted assets								
Company	208,847	13.98%	89,617	6.00%	126,957	8.50%	N/A	N/A
Bank	208,807	13.99%	89,556	6.00%	126,871	8.50%	119,408	8.00%
CET I capital to risk-weighted assets								
Company	208,847	13.98%	67,213	4.50%	104,553	7.00%	N/A	N/A
Bank	208,807	13.99%	67,167	4.50%	104,482	7.00%	97,019	6.50%
Tier I capital to average assets								
Company	208,847	12.19%	68,558	4.00%	N/A	N/A	N/A	N/A
Bank	208,807	12.18%	68,558	4.00%	N/A	N/A	85,698	5.00%
As of December 31, 2023								
Total capital to risk-weighted assets								
Company	$185,171	12.74%	$116,251	8.00%	$152,579	10.50%	N/A	N/A
Bank	185,118	12.75%	116,169	8.00%	152,472	10.50%	$145,211	10.00%
Tier I capital to risk-weighted assets								
Company	166,982	11.49%	87,188	6.00%	123,516	8.50%	N/A	N/A
Bank	166,942	11.50%	87,127	6.00%	123,429	8.50%	116,169	8.00%
CET I capital to risk-weighted assets								
Company	166,982	11.49%	65,391	4.50%	101,719	7.00%	N/A	N/A
Bank	166,942	11.50%	65,345	4.50%	101,648	7.00%	94,387	6.50%
Tier I capital to average assets								
Company	166,982	9.50%	70,318	4.00%	N/A	N/A	N/A	N/A
Bank	166,942	9.50%	70,318	4.00%	N/A	N/A	87,897	5.00%

The federal banking agencies require that banking organizations meet several risk-based capital adequacy requirements. The current risk-based capital standards applicable to the Company and the Bank are based on the

Bank7 Corp.
Notes to Consolidated Financial Statements

Basel III Capital Rules established by the Basel Committee on Banking Supervision (the "Basel Committee"). The Basel Committee is a committee of central banks and bank supervisors/regulators from the major industrialized countries that develops broad policy guidelines for use by each country's supervisors in determining the supervisory policies they apply. The requirements are intended to ensure that banking organizations have adequate capital given the risk levels of assets and off-balance sheet financial instruments.

The Basel III Capital Rules require the Bank and the Company to comply with four minimum capital standards: a Tier 1 leverage ratio of at least 4.0%; a CET1 to risk-weighted assets of 4.5%; a Tier 1 capital to risk-weighted assets of at least 6.0%; and a total capital to risk-weighted assets of at least 8.0%. The calculation of all types of regulatory capital is subject to definitions, deductions and adjustments specified in the regulations.

The Basel III Capital Rules also require a "capital conservation buffer" of 2.5% above the regulatory minimum risk-based capital requirements. The capital conservation buffer is designed to absorb losses during periods of economic stress and effectively increases the minimum required risk-weighted capital ratios. Banking institutions with a ratio of CET1 to risk-weighted assets below the effective minimum (4.5% plus the capital conservation buffer) are subject to limitations on certain activities, including payment of dividends, share repurchases and discretionary bonuses to executive officers based on the amount of the shortfall.

As of December 31, 2024, the Company's and the Bank's capital ratios exceeded the minimum capital adequacy guideline percentage requirements under the Basel III Capital Rules on a fully phased-in basis.

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2024, approximately $83.7 million of retained earnings was available for dividend declaration from the Bank without prior regulatory approval.

Note 14: Related-Party Transactions

At December 31, 2024 and December 31, 2023, the Company had loans outstanding to executive officers, directors, significant shareholders and their affiliates (related parties) approximating $0 and $203,000, respectively.

The Bank leases office and retail banking space in Oklahoma City and Woodward, Oklahoma from Central Park on Lincoln, LLC and Haines Realty Investments Company, LLC, respectively, both related parties of the Company. Lease expense totaled $286,000, $251,000 and $155,000 for the years ended December 31, 2024, 2023 and 2022, respectively. In addition, payroll and office sharing arrangements were in place between the Company and certain of its affiliates.

Note 15: Employee Benefits

401(k) Savings Plan

The Company has a retirement savings 401(k) plan covering substantially all employees. Employees may contribute up to the maximum legal limit with the Bank matching up to 5% of the employee's salary. Employer contributions charged to expense for the years ended December 31, 2024, 2023 and 2022 totaled $434,000, $399,000 and $366,000, respectively.

Stock-Based Compensation

The Company adopted a nonqualified incentive stock option plan (the "Bank7 Corp. 2018 Equity Incentive Plan") in September 2018 and amended the Bank7 Corp. 2018 Equity Plan on May 20, 2020 adding an additional 507,500 shares to the plan. The Bank7 Corp. 2018 Equity Incentive Plan will terminate in September 2028, if not extended. Compensation expense, net of settlement of shares for payroll withholding related to the Plan for the years ended December 31, 2024, 2023 and 2022 totaled $2,467,000, $2,164,000 and $1,384,000, respectively. There were 636,430 shares available for future grants as of December 31, 2024.

The Company grants to employees and directors restricted stock units ("RSU's") which vest ratably over one, three, four, five, or eight years and stock options which vest ratably over four years. All RSUs and stock options are granted at the fair value of the common stock at the time of the award. The RSUs are considered fixed awards as the number of shares and fair value are known at the date of grant and the fair value at the grant date is amortized over the vesting and/or service period.

Bank7 Corp.
Notes to Consolidated Financial Statements

The Company uses newly issued shares for granting RSUs and stock options.

The following table is a summary of the stock option activity under the Bank7 Corp. 2018 Equity Incentive Plan (dollar amounts in thousands, except per share data):

	Options	Wgtd. Avg. Exercise Price	Wgtd. Avg. Remaining Contractual Term	Aggregate Intrinsic Value
Year Ended December 31, 2024				
Outstanding at December 31, 2023	220,939	$17.52		
Options Granted.	—	—		
Options Exercised	(144,813)	17.91		
Options Forfeited.	(438)	14.31		
Outstanding at December 31, 2024	75,688	16.79	5.11	$2,283,513
Exercisable at December 31, 2024	54,812	17.30	4.70	$1,625,802

	Options	Wgtd. Avg. Exercise Price	Wgtd. Avg. Remaining Contractual Term	Aggregate Intrinsic Value
Year Ended December 31, 2023				
Outstanding at December 31, 2022	251,550	$17.52		
Options Granted.	—	—		
Options Exercised	(28,423)	17.71		
Options Forfeited.	(2,188)	15.15		
Outstanding at December 31, 2023	220,939	17.52	5.64	$2,172,070
Exercisable at December 31, 2023	173,684	18.04	5.27	$1,616,278

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and is based on certain assumptions including risk-free rate of return, dividend yield, stock price volatility and the expected term. The fair value of each option is expensed over its vesting period.

There were no options granted during the years ended December 31, 2024 and December 31, 2023.

The following table summarizes share information about RSUs for the years ended December 31, 2024 and 2023:

	Number of Shares	Wgtd. Avg. Grant Date Fair Value
Year Ended December 31, 2024		
Outstanding at December 31, 2023.	211,461	$26.98
Shares granted	100,606	27.34
Shares vested	(68,578)	25.46
Shares forfeited	(7,250)	28.29
End of the period balance	236,239	$27.54

	Number of Shares	Wgtd. Avg. Grant Date Fair Value
Year Ended December 31, 2023		
Outstanding at December 31, 2022.	112,591	$19.15
Shares granted	163,311	29.76
Shares vested	(57,354)	19.48
Shares forfeited	(7,087)	27.34
End of the period balance	211,461	$26.98

As of December 31, 2024, there was approximately $4.7 million of unrecognized compensation expense related to 236,000 unvested RSUs and $18,000 of unrecognized compensation expense related to 76,000 unvested and/or unexercised stock options. The RSU expense is expected to be recognized over a weighted average period of 3.17 years, the stock option expense is expected to be recognized over a weighted average period of 1.51 years.

Note 16: Disclosures about Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and significant to the fair value of the assets or liabilities

Recurring Measurements

Assets and liabilities measured at fair value on a recurring basis include the following:

Available-for-sale securities: Debt securities classified as available-for-sale are reported at fair value utilizing Level 2 inputs. For those debt securities classified as Level 2, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U. S. Treasury yield curve, live trading levels, trade execution data for similar securities, market consensus prepayments speeds, credit information and the bond's terms and conditions, among other things.

Nonrecurring Measurements

The following table presents the fair value measurement of assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2024 and December 31, 2023 (dollars in thousands):

	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2024				
Collateral-dependent loans	$ 3,209	$—	$—	$ 3,209
Asset retirement obligations	292	—	—	292
December 31, 2023				
Collateral-dependent loans	$16,370	$—	$—	$16,370
Asset retirement obligations	361	—	—	361

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Collateral-Dependent Loans, Net of Allowance for Credit Losses

The estimated fair value of collateral-dependent impaired loans is based on fair value, less estimated cost to sell. Collateral-dependent impaired loans are classified within Level 3 of the fair value hierarchy.

Bank7 Corp.
Notes to Consolidated Financial Statements

The Company considers appraisal analysis as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Values of the collateral underlying collateral-dependent loans are obtained when the loan is determined to be collateral-dependent and subsequently as deemed necessary by executive management and loan administration. Values are reviewed for accuracy and consistency by executive management and loan administration. The ultimate collateral values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral.

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements.

	Fair Value	Valuation Technique	Unobservable Inputs
December 31, 2024			
Collateral-dependent loans.....	$ 3,209	Estimated cash to be received pending liquidation of collateral	Estimated cost to sell
Asset retirement obligations....	292	Expected present value	Plugging and abandonment expense
December 31, 2023			
Collateral-dependent loans.....	$16,370	Estimated cash to be received pending resolution of bankruptcy proceedings	Estimated cost to sell
Asset retirement obligations....	361	Expected present value	Plugging and abandonment expense

The following table presents estimated fair values of the Company's financial instruments not recorded at fair value at December 31, 2024 and December 31, 2023 (dollars in thousands):

	Carrying Amount	Fair Value Measurements			
		Level 1	Level 2	Level 3	Total
December 31, 2024					
Financial Assets					
Cash and due from banks	$ 234,196	$234,196	$ —	$ —	$ 234,196
Interest-bearing time deposits in other banks.....	6,719	—	6,719	—	6,719
Loans, net..................................	1,379,465	—	1,392,299	3,209	1,395,508
Nonmarketable equity securities	1,283	—	1,283	—	1,283
Interest receivable and other assets.............	30,731	—	18,585	12,146	30,731
Financial Liabilities					
Deposits	$1,515,471	$ —	$1,515,023	$ —	$1,515,023
Interest payable and other liabilities............	11,047	—	10,145	902	11,047
December 31, 2023					
Financial Assets					
Cash and due from banks	$ 181,042	$181,042	$ —	$ —	$ 181,042
Interest-bearing time deposits in other banks.....	17,679	—	17,679	—	17,679
Loans, net..................................	1,341,148	—	1,321,413	16,370	1,337,783
Loans held for sale	718	—	718	—	718
Nonmarketable equity securities	1,283	—	1,283	—	1,283
Interest receivable and other assets.............	35,878	—	19,211	16,667	35,878
Financial Liabilities					
Deposits	$1,591,391	$ —	$1,590,295	$ —	$1,590,295
Interest payable and other liabilities............	9,647	—	8,335	1,312	9,647

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying consolidated balance sheets at amounts other than fair value:

Cash and Due from Banks, Federal Funds Sold, Interest-Bearing Time Deposits in Other Banks, Nonmarketable Equity Securities, Interest Receivable and Interest Payable

The carrying amount approximates fair value.

Loans and Mortgage Loans Held for Sale

The fair value of loans is estimated by discounting the future cash flows using the market rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations.

Deposits

Deposits include demand deposits, savings accounts, NOW accounts and certain money market deposits. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit, Lines of Credit and Standby Letters of Credit

The fair values of unfunded commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The fair values of standby letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date. The estimated fair values of the Company's commitments to extend credit, lines of credit and standby letters of credit were not material at December 31, 2024 or December 31, 2023.

Interest Receivable and Other Assets

Interest receivable and other assets include prepaid expenses, right-of-use lease assets, interest receivable on loans, deferred tax assets, and oil and gas related assets. For prepaid expense, right-of-use lease assets, deferred tax assets, and interest receivable on loans the carrying amount approximates fair value. For the determination of fair value of oil and gas assets, see discussion in Note 1, *Summary of Significant Accounting Policies—Specific to Production of Oil and Natural Gas Reserves Operations.*

Interest Payable and Other Liabilities

Interest payable and other liabilities include unfunded commitment liabilities, lease liabilities, interest payable on deposits,dividends payable, other accrued liabilities, and oil and gas related liabilities. For unfunded commitment liabilities, lease liabilities, interest payable on deposits, dividends payable, and other accrued liabilities carrying amount approximates fair value.For the determination of fair value of oil and gas liabilities, see discussion in Note 1, *Summary of Significant Accounting Policies—Specific to Production of Oil and Natural Gas Reserves Operations.*

Note 17: Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the accompanying consolidated balance sheets. The following summarizes those financial instruments with contract amounts representing credit risk as of December 31, 2024 and December 31, 2023 (dollars in thousands):

	December 31, 2024	December 31, 2023
Commitments to extend credit	$272,261	$256,888
Financial and performance standby letters of credit	11,333	4,247
	$283,594	$261,135

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Each instrument generally has fixed expiration dates or other termination clauses. Since many of the instruments are expected to expire without being drawn upon, total commitments to extend credit amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Company upon extension of credit is based on management's credit evaluation of the customer. Standby letters of credit are irrevocable conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

On January 1, 2023, the Company adopted ASU 2016-13, see Note (1) and Note (6). Upon adoption, the Company estimated an allowance for credit losses on off-balance sheet credit exposures, which resulted in recording a reserve for unfunded loan commitments of $500,000. The reserve for unfunded loan commitments totaled $464,000 and $464,000 at December 31, 2024 and December 31, 2023, respectively.

Note 18: Significant Estimates and Concentrations

GAAP requires disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in *Note 6* regarding loans.

As of December 31, 2024, hospitality loans were 18.5% of gross total loans with outstanding balances of $259.1 million and unfunded commitments of $2.9 million; energy loans were 9.5% of gross total loans with outstanding balances of $133.3 million and unfunded commitments of $39.0 million.

The Company evaluates goodwill for potential goodwill impairment on an annual basis or more often based on consideration if any impairment indicators have occurred. A prolonged strain on the U.S. economy impacting the Company could result in goodwill being partially or fully impaired. At December 31, 2024, goodwill of $8.5 million was recorded on the consolidated balance sheet.

Note 19: Operating Leases

Lessee

On January 1, 2022, the Company adopted ASU No. 2016-02, Leases (Topic 842), which requires the recognition of the Company's operating leases on its balance sheet. See Note (1) for additional information. The Company has operating leases, which primarily consist of office space in buildings, ATM locations, equipment and land on which it owns certain buildings.

Rental expense on all operating leases, including those rented on a monthly or temporary basis were as follows (Dollars in thousands):

Year Ending December 31:

2024	$1,068
2023	1,001
2022	777

As of December 31, 2024, a right of use lease asset included in interest receivable and other assets on the balance sheet totaled $1.7 million, and a related lease liability included in accrued interest payable and other liabilities on the balance sheet totaled $1.9 million. As of December 31, 2024, our operating leases have a weighted-average remaining lease term of 15.8 years and a weighted-average discount rate of 3.7 percent.

Future minimum rental commitments of branch facilities and office equipment due under non-cancelable operating leases at December 31, 2024, were as follows (dollars in thousands):

2025	$ 646
2026	305
2027	211
2028	118
2029	118
Thereafter	774
Total lease payments	2,172
Less imputed interest	(298)
Operating lease liability	$1,874

Note 20: Asset Retirement Obligation

Asset retirement obligations (''ARO'') relate to our obligation for the plugging and abandonment of oil and natural gas properties. The ARO is recorded at fair value and accretion expense, recognized over the life of the property, increases the liability to its expected settlement value. Accretion expense is included within ''Other'' noninterest expense of the consolidated statements of comprehensive income and consolidated statements of cash flows. If the fair value of the estimated ARO changes, an adjustment is recorded for both the ARO and the asset retirement cost.

The following table is a reconciliation of changes in the Company's asset retirement obligations for the years ended December 31, 2024 and December 31, 2023 (dollars in thousands):

Asset retirement obligations as of January 1, 2024	$361
Liability additions	—
Sale of wells	(96)
Accretion expense	27
Asset retirement obligations as of December 31, 2024	$292
Asset retirement obligations as of January 1, 2023	$ —
Liability additions	351
Accretion expense	11
Asset retirement obligations as of December 31, 2023	$361

The fair value of the ARO is measured using expected future cash outflows discounted at the Company's credit-adjusted risk-free interest rate. Fair value, to the extent possible, includes a market risk premium for unforeseeable circumstances.

Inherent in the fair value calculation of the ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental, and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas property balance.

Note 21: Parent-only Financial Statements

Condensed Balance Sheets

	December 31,	
	2024	**2023**
Assets		
Cash and due from banks	$ 40	$ 40
Investment in bank subsidiary	212,162	169,275
Dividends receivable	2,254	1,932
Goodwill	1,011	1,011
Total assets	$215,467	$172,258
Liabilities and Shareholders' Equity		
Dividends Payable	$ 2,254	$ 1,932
Other liabilities	—	—
Total liabilities	2,254	1,932
Total shareholders' equity	213,213	170,326
Total liabilities and shareholders' equity	$215,467	$172,258

Condensed Statements of Comprehensive Income

	For the Years Ended December 31,		
	2024	**2023**	**2022**
Income			
Dividends from subsidiary bank	$ 8,379	$ 6,790	$ 4,738
Total Income	8,379	6,790	4,738
Expense			
Other	—	—	—
Total expense	—	—	—
Income and equity in undistributed net income of bank subsidiary	8,379	6,790	4,738
Equity in undistributed net income of bank subsidiary	37,319	21,485	24,900
Income before Taxes	45,698	28,275	29,638
Income tax expense	—	—	—
Net Income Available to Common Shareholders	$45,698	$28,275	$29,638
Other Comprehensive Income			
Equity in other comprehensive (loss) income of subsidiary	$ 1,174	$ 3,158	$ (9,447)
Other comprehensive gain(loss)	$ 1,174	$ 3,158	$ (9,447)
Comprehensive Income	$46,872	$31,433	$20,191

Condensed Statements of Cash Flows

	For the Years Ended December 31,		
	2024	2023	2022
Operating Activities			
Net income	$ 45,698	$ 28,275	$ 29,638
Items not requiring (providing) cash			
Equity in undistributed net income	(37,319)	(21,485)	(24,900)
Changes in			
Other current assets and liabilities	(324)	(725)	(374)
Net cash provided by operating activities	8,055	6,065	4,364
Financing Activities			
Common stock issued, net of offering costs	2	1	—
Dividends paid	(8,057)	(6,323)	(4,364)
Net cash used in financing activities	(8,055)	(6,322)	(4,364)
Increase (Decrease) in Cash and Due from Banks	—	(257)	—
Cash and Due from Banks, Beginning of Period	40	297	297
Cash and Due from Banks, End of Period	$ 40	$ 40	$ 297
Supplemental Disclosure of Cash Flows Information			
Dividends declared and not paid	$ 2,254	$ 1,932	$ 1,463

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure

a) Controls and Procedures

Management of the Company, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness as of December 31, 2024 of the Company's disclosure controls and procedures, as defined Rules 13a-15(e) and 15d-15(e) under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply judgment in evaluating its controls and procedures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2024.

b) Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Management has assessed the effectiveness of the Company's internal control over financial reporting based on the criteria established in "Internal Control—Integrated Framework (2013 edition)," issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that assessment and criteria, management has determined that the Company has maintained effective internal control over financial reporting as of December 31, 2024.

Forvis Mazars, LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Annual Report on Form 10-K, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. The report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, immediately follows:

<center>**Report of Independent Registered Public Accounting Firm**</center>

Shareholders, Board of Directors, and Audit Committee
Bank7 Corp.
Oklahoma City, Oklahoma

Opinion on the Internal Control Over Financial Reporting

We have audited Bank7 Corp.'s (the "Company") internal control as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework: (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework: (2013)*, issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, and our report dated March 12, 2025 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Forvis Mazars, LLP

Oklahoma City, Oklahoma
March 12, 2025

c) Not applicable.

d) Changes in Internal Control Over Financial Reporting

There were no significant changes made in the Company's internal control over financial reporting during the fourth quarter of the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

During the three months ended December 31, 2024, none of our officers or directors adopted or terminated a Rule 10b5-1 trading arrangement or Non-Rule 10b5-1 trading arrangement as each term is defined under Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 9D. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated herein by reference to the Proxy Statement (Schedule 14A) for its 2025 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the Proxy Statement (Schedule 14A) for its 2025 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the Proxy Statement (Schedule 14A) for its 2025 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the Proxy Statement (Schedule 14A) for its 2025 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end.

Item 14. Principal Accounting Fees and Services

The information required by this Item is incorporated herein by reference to the Proxy Statement (Schedule 14A) for its 2025 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end.

PART IV

Item 15. Exhibits, Financial Statement Schedules

Financial Statements

See index to Consolidated Financial Statements on page 43.

Financial Statement Schedules

Financial statement schedules have been omitted because they are not applicable or not required or the required information is shown in the Consolidated Financial Statements or Notes thereto under "Part II — Item 8. Financial Statements and Supplementary Data."

Exhibits

3.1	Amended and Restated Certificate of Incorporation of Bank7 Corp.[1]
3.2	Second Amended and Restated Bylaws of Bank7 Corp.[2]
4.1	Specimen Common Stock Certificate of Bank7 Corp.[3]
4.2	Description of Common Stock Securities Registered Pursuant to Section 12 of the Exchange Act of 1934[4]
10.1	Form of Tax Sharing Agreement[5]
10.2	Bank7 Corp. 2018 Equity Incentive Plan[6]
10.3	First Amendment to Bank7 Corp. 2018 Equity Incentive Plan[7]
10.4	Form of Stock Option award Agreement under the Bank7 Corp. 2018 Equity Incentive Plan[8]
10.5	Form of Restricted Stock Unit Award Agreement under the Bank7 Corp. 2018 Equity Incentive Plan[9]
10.6	Form of Indemnification Agreement[10]
10.7	Form of Registration Rights Agreement[11]
10.8	Stock Award Agreement Between the Company and Thomas L. Travis issued under the 2018 Equity Incentive Plan[12]
10.9	Stock Award Agreement Between the Company and Jason E. Estes issued under the 2018 Equity Incentive Plan[13]
10.10	Share Acquisition Agreement dated as of October 6, 2021 by and among Bank7 Corp., Watonga Bancshares, Inc., Cornerstone Bank, and Randy Barrett solely in his capacity as representative[14]
10.11	Employment Agreement dated March 30, 2022 between the Company and Thomas L. Travis[15]
10.12	Employment Agreement dated March 30, 2022 between the Company and Jason E. Estes[16]
19	Bank7 Corp. Insider Trading Policy
21	Subsidiaries of Bank7 Corp.
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of Chief Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Policy Relating to the Recover of Erroneously Awarded Compensation[17]
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (Formatted as Inline XBRL and contained in Exhibit 101)

---

(1) Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 24, 2021.

(2) Incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2024 (File No. 333-227010).

(3) Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on September 10, 2018 (File No. 333-227010).

(4) Incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on March 30, 2020.

(5) Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 24, 2018 (File No. 333-227010).

(6) Incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on September 10, 2018 (File No. 333-227010).

(7) Incorporated by reference to Appendix A of the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 31, 2020.

(8) Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on September 10, 2018 (File No. 333-227010).

(9) Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on September 10, 2018 (File No. 333-227010).

(10) Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on September 10, 2018 (File No. 333-227010).

(11) Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 24, 2018 (File No. 333-227010).

(12) Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 5, 2019.

(13) Incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2023.

(14) Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2021.

(15) Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 5, 2022.

(16) Incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2023.

(17) Incorporated by reference to Exhibit 97 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 25, 2024.

Item 16. Form 10-K Summary

None

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bank7 Corp.

Date: March 12, 2025

By: /s/ Thomas L. Travis
Thomas L. Travis
President and Chief Executive Officer
(Principal Executive Officer)

By: /s/ Kelly J. Harris
Kelly J. Harris
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ William B. Haines William B. Haines	Director; Chairman	March 12, 2025
/s/ Thomas L. Travis Thomas L. Travis	Director; President and Chief Executive Officer (Principal Executive Officer)	March 12, 2025
/s/ William M. Buergler William M. Buergler	Director	March 12, 2025
/s/ John T. Phillips John T. Phillips	Director	March 12, 2025
/s/ Gary D. Whitcomb Gary D. Whitcomb	Director	March 12, 2025
/s/ J. Michael Sanner J. Michael Sanner	Director	March 12, 2025
/s/ Teresa L. Dick Teresa L. Dick	Director	March 12, 2025
/s/ Edward P. Gray Edward P. Gray	Director	March 12, 2025

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